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REGISTRANT'S NAME Westfield

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APR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 35029

FISCAL YEAR 12-31-06

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82-35029


Westfield
Westfield Group
Annual Report 2006
ARIS
12-31-06
RECEIVED



Cover image:
Westfield San Francisco – opened in September 2006.

Contents

Chairman's Review	03
Group Managing Directors' Review	05
Environment and Community	18
Senior Executive Team	20
Property Portfolio	22
Board of Directors	26
Financial Report	28
Investor Relations	114
Corporate Directory	IBC

This page:
Dome interior of Westfield San Francisco. The historic dome of the Emporium building was restored to its former glory as part of this project, and was elevated 18 metres to the roof of the new structure to allow more natural light through its crown and lunette windows.

The restored dome is the centrepiece of a 61 metre-long, 20 metre-wide atrium and promenade.

Portfolio Overview

All amounts in Australian dollars unless otherwise specified



The Westfield Group is an internally managed, vertically integrated, shopping centre group with a global portfolio.

It is the world's largest listed retail property group by equity market capitalisation ($39.1 billion at 31 December 2006) and operates a portfolio valued at more than $60 billion.

Westfield has 121 shopping centres in Australia, New Zealand, the United States and the United Kingdom with more than 22,000 retailers in 10.2 million square metres of retail space.

Intensive management at an operational level is a key driver for income growth from existing assets and an extensive development program at high yields generates incremental income, improves asset quality and creates significant value.

San Francisco



London



Topanga





Assets Under Management
Australia 42%
New Zealand 4%
United States 39%
United Kingdom 15%
Gross Lettable Area
Australia 34%
New Zealand 3%
United States 60%
United Kingdom 3%

Sydney



Liverpool



London



Doncaster





Portfolio Summary

	United States	Australia	United Kingdom	New Zealand	Total
Centres	59	44	7	11	121
Retail Outlets	9,000	11,500	750	1,500	22,750
GLA (million sqm)	6.1	3.5	0.3	0.3	10.2
Westfield Asset Value (billion)[1]	US$15.6	$19.3	£1.0	NZ$2.6	$43.9[1]
Assets Under Management (billion)[2]	US$18.7	$25.1	£3.8	NZ$2.8	$60.7[2]

[1] WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment

[2] WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment

Queensgate



Parramatta



Chermside





Frank Lowy

Chairman's Review

I am pleased to report that Westfield Group's standing as the world's leading retail property company continued to strengthen during 2006. We delivered strong financial results for the year as well as focusing on the future delivery of landmark shopping centres in some of the world's leading cities.

The increasingly global nature of our business continues to be reflected not just in our portfolio of shopping centres in Australia, New Zealand, the United States and the United Kingdom but also in the Group's investor base.

Today the group has $60.7 billion of assets under management with 58% of these assets located outside Australia. Our investor base has also become more international with 30% of our shareholder base by value located outside Australia.

Our profile in the global markets continues to increase. With a market capitalisation of approximately $39 billion, the Westfield Group is one of the ten largest companies listed on the Australian Securities Exchange, and the world's largest listed retail property company. As the largest listed property trust in the Australian market, the Group represents 29.4% of the S&P/ASX 200 Property Trust Index and 3% of the broader S&P/ASX 200 Index. Globally we are also the largest listed retail property group representing 3.3% of the FTSE EPRA NAREIT Global Property Index and 5.8% of the MSCI World REIT Index.

This position is further highlighted by the Group's ability to raise capital, both debt and equity globally. During 2006 we undertook various initiatives to recycle capital including the establishment of a joint venture with Queensland Investment Corporation (QIC) making their first investment in the United Kingdom by investing in one of the Group's shopping centres. We also facilitated PGGM, a Netherlands Pension Fund to invest in a portfolio of Australian shopping centres by way of the issue of newly created Property Linked Notes. The Group now has issued publicly traded bonds in the Australian, United States, European and United Kingdom debt capital markets.

We have a globally recognised brand and our operational statistics confirm the underlying strength of our business. We continue to focus on the expansion and development of our shopping centres, and expect to commence between $1.5 to $2 billion of new projects each year for the foreseeable future.

Net profit for the year was $5.58 billion and distribution to security holders was $1.87 billion, or 106.5 cents per security. Operational segment earnings for the year were $1.65 billion, up 8.5% over the previous year or 6% on a per security basis. The Group completed 12 developments with a total cost of $2 billion of which the Group's investment was $1.6 billion.

The completion of developments in San Francisco and Century City, Los Angeles in the United States highlights the growing importance of developing centres with leading edge design, customer amenities and the best global retailers. One of the strengths of the Westfield Group is its ability to transfer the experience and expertise gained in one market across its global portfolio.

During the year we moved ahead with work on what will be two of the biggest retail projects in the United Kingdom – Westfield London shopping centre at White City in west London and the future shopping centre at Stratford City, adjacent to the site of the 2012 Olympics in east London.

Leveraging this expertise globally is achieved by retaining and recruiting the best executives in our industry and using their skill and knowledge across markets. Global sharing of people and practices is now commonplace within the Group.

During the year we continued with efforts to make our shopping centres more environmentally friendly. In addition to meeting our regulatory obligations, numerous energy-saving and recycling initiatives are being introduced across the portfolio.

I would like to acknowledge the efforts of the board and staff of the Group and their contribution to our strong results for 2006. I am confident in restating the distribution forecast for 2007 at 106.5 cents per security and look forward to another year of increased earnings for Westfield Group investors.

Frank Lowy, AC Chairman



Steven Lowy, Peter Lowy

Group Managing Directors' Review

The Westfield Group reported a net profit of $5.58 billion for the year to 31 December 2006. Operational segment earnings for the same period were $1.65 billion up 8.5% over the previous year (on a constant currency basis) and up 6.0% on a fully diluted basis. The distribution for the year was $1.87 billion representing 106.5 cents per security.

Assets were revalued during the year, resulting in a $5.1 billion increase which included $950 million of development gains. The value increase across the balance of the portfolio was driven by increased income and yield compression. Assets under management rose by 16% to $60.7 billion with the Westfield share being $47.9 billion.

Key contributing factors to the Group's overall result were a solid operational performance in all regions and the successful delivery of 12 development projects, totalling $2 billion (Westfield share $1.6 billion).

In 2006 completed developments delivered a substantial return to Westfield, with a weighted average income yield of 9.6% and a total development gain on completion of $1.1 billion, representing a 68% gain on cost.

These returns highlight the value of the development program whereby the Group derives considerable benefit from reinvesting into the existing portfolio as a source of growth.

A hallmark of Westfield's approach is its intensive day-to-day operation of its shopping centres. Every aspect of development, design and construction, leasing, management and marketing is continually under review to look for new ways of making each centre more efficient and generating more income.

In addition to starting eight major projects during the year with a forecast cost of $1.5 billion, Westfield expects to commence a further $1.5 to $2 billion of projects in 2007, further consolidating the Group's focus on redeveloping its assets.

At year end there were 15 projects underway at a forecast investment of $6.6 billion with the Group's share being $4.6 billion.

In 2006 the Group also undertook significant financial transactions and partnerships, strengthening its financial structure and diversifying its capital resources. Capital in excess of $3 billion was raised through the issue of Property Linked Notes ($1.25 billion), the sale of a 50% interest in Merry Hill in the United Kingdom for $1.3 billion to QIC and the disposal of eight non-core assets in the United States for $730 million.

During the period, $416 million of common equity was issued, comprising $322 million from the Group's distribution re-investment plan, and $94 million from the conversion of convertible bonds.

On the following pages, we provide an overview of two of our major projects: Westfield London which is now under construction and due for completion in late 2008, and Westfield San Francisco which opened to great success in September 2006. Both projects are striking examples of the Group's ability to provide the best shopping centres in terms of design, customer service and the overall retail experience.

A review of the Group's operational performance, development program and major transactions can be found on pages 12 to 17.

Value of Westfield's Gross Property Investments

Over 12 months to 31 December 2006 growth was 12.4%


$1.3bn
$(2.1)bn
$2.3bn
$(1.3)bn
$1.0bn
$47.9bn
$4.1bn
$42.6bn
31 Dec '05
Revaluations
Development Gains
Redevelopments & Capex
Acquisitions
Asset Disposals & Joint Ventures
Exchange Rate Impact
31 Dec '06





Creating landmark destinations



Westfield London 1
Westfield San Francisco 2
Westfield Sydney CBD 3
Westfield Century City 4

Transforming London's retail l

Since entering the United Kingdom in 2000, Westfield's UK portfolio has grown to seven operating centres and now includes two of the biggest development projects in Britain: the £1.6 billion Westfield London development at White City, currently underway and due to open in late 2008, and the future Stratford City project adjacent to the London 2012 Olympic Games site.

Westfield London and Stratford City will bring to the capital two iconic retail destinations which independent retail analysts forecast will be the two top regional malls in the United Kingdom in the coming decade. Their success will be underpinned by London's significance as a world city, with growth fuelled by a strong rise in population, tourism, and by London's prominence in international financial services.

Westfield London and Stratford City should provide Westfield with a superb platform to leverage our position as the world's leading retail property developer and to demonstrate our skill and expertise through world-class retail concepts, innovative design, and a dynamic use of fashion, food and leisure.

Unprecedented scale

On completion, the 150,000-square-metre Westfield London will be London's largest shopping centre. The trade area comprises more than 2.7 million people with an estimated retail spend of £5 billion per annum. During 2006, leasing for the anchor line-up at Westfield London was completed, comprising Marks & Spencer, Debenhams, House of Fraser, Next, Waitrose and Cinema De Lux.

The construction program remains on track with a major milestone achieved in January 2007 with the transfer of the new underground rail sidings to London Underground. These trains were previously rested above ground and their transfer to a new facility released land needed for the Group to complete the shopping centre by planned opening in late 2008.

Future development of the 73-hectare Stratford City site will be underpinned by some of the most far reaching and stringent environmental and sustainable development standards ever applied to an urban development in Britain. When completed, Stratford City will consist of 1.25 million square metres of retail, leisure and entertainment facilities, offices, hotels, 5,312 new homes – 3,000 of which will initially be used for the Olympic Village – community facilities, and public spaces. The retail space to be owned and developed by Westfield, covers 175,000 square metres and is located at the gateway to the Olympic sporting facilities for the London 2012 Games.


HAMSTEAD
MARYLEBONE
LONDON
KNIGHTSBRIDGE

Major international tourist destination

London	13.8 million
Hong Kong	10.8 million
Paris	8.8 million
New York	6.9 million

Source: Visit London (2005 data)



Westfield London – serving some of London's most affluent areas, the centre will integrate some of the world's best retailers with exceptional dining and contemporary spaces.

andscape


WESTFIELD
STRATFORD
CITY

Strategic locations

Retail trade in London will be propelled by population growth twice the national UK average. The consumer base will be further boosted by the 14 million overseas visitors and the 10 million domestic visitors who make London one of the world's top tourist destinations. For many of these reasons London continues to demonstrate comparable growth in retail sales significantly higher than the rest of the United Kingdom, posting a 9.8% increase for 2006 compared with 2.5% in the rest of the United Kingdom for the same period. Westfield London in the west and Stratford City in the east are predicted to become the two leading regional malls in the United Kingdom.

175,000 square metres of retail adjacent to 2012 Olympic Games site

Unparalleled opportunity

The development of two new shopping centres in Greater London represents a unique opportunity for Westfield. Both centres will be developed to accommodate the latest retail concepts and contemporary designs and form an integral part of the surrounding urban environment. Major international and UK retailers have already committed to the centres following a successful retail leasing launch for Westfield London during 2006.



Westfield London - entrance [1]
Westfield London – 'The Pavilion' [2]

A retail heart for San Francisco


CROCKER
GALLERIA
UNION
SQUARE
MARKET STREET
WESTFIELD
SAN FRANCISCO
CENTRE
MAIN RETAIL AREA
HOTELS
REDEVELOPMENT
CABLE CAR
BUS STOP



Redefining the shopping district

The opening of the Group's Westfield San Francisco Centre in September 2006 just three blocks from Union Square, marked the completion of a US$460 million project which has rejuvenated downtown San Francisco.

Mixing retail with commercial and leisure space the project, developed with joint venture partner Forest City, is an integration of the existing Nordstrom-anchored building and the adjacent Emporium site. The restoration of the historic elements of the Emporium site has returned to the city a landmark that now houses the best retailers as well as innovative dining and leisure facilities.

Preserving San Francisco's heritage

As the first department store on the West Coast of the United States, the Emporium drew shoppers from all over San Francisco. Many came just to admire the fabled glass dome and promenade along the Market St boulevard.

The redevelopment of the centre largely revolved around the preservation and restoration of the dome, which was elevated almost 18 metres to allow natural light to permeate the new structure.

The beaux-arts façade on Market St – one of the few to survive the 1906 earthquake that destroyed much of the city – was also a key element of the project's restoration and historical significance.

Westfield San Francisco

- the unrivalled combination of fashion, food, entertainment and architecture is rejuvenating the city's downtown district.
- the largest urban shopping centre on the West Coast of the United States.


Century Theaters complex, day spa and Class A office space
The Restaurant Collection, Bloomingdales and Nordstrom connection
Retail bridge with contemporary fashion
Designer, diffusion and international fashion
Bloomingdales
Concourse, gourmet food market, underground public transport link





Retail at its best

Anchored by Nordstrom and the largest Bloomingdales outside New York, Westfield San Francisco has a superior mix of fashion, food and lifestyle retailers – almost half of which are new to a city already renowned for the sophistication of its retail market.

The combination of exclusive boutiques, unique retailers, full-service dining and gourmet eateries has already earned the centre international recognition and acclaim.

A world of knowledge

Westfield's knowledge of the latest retail and property development trends is continually deployed from project to project around the world. San Francisco's Food Emporium is modelled on the Harbour Room at Bondi Junction in Sydney and the Dining Terrace at Los Angeles' Century City.

The combination of the Food Emporium and the Bristol Farms fresh food gourmet market is unique to the United States and elements of this successful format can be introduced to future developments, such as Westfield London and Westfield Sydney CBD. This continual improvement in the quality and range of food shopping and dining experience is an increasingly important part of Westfield's ongoing efforts to respond quickly and innovatively to consumer demand.

- the Group's largest project in the US at nearly 140,000 square metres, with 187 specialty retailers, 7 full-service restaurants, 14 casual gourmet eateries and almost 23,000 square metres of premium office space.





Year in Review

In 2006 the Group continued to create significant value through the intensive management of its existing portfolio.

Across each of our markets of Australia, the United States, the United Kingdom and New Zealand the economic environment is sound, with solid retail conditions and strong demand for space in both existing and redeveloped centres.

Consistent sales performance in all regions, coupled with an exceptionally active leasing program has contributed to the Group's overall result for 2006.

Ongoing evaluation of the portfolio's tenancy mix – which has recently included the expansion of entertainment and leisure precincts and the introduction of larger format stores – has resulted in the completion of almost 4,000 lease deals globally. This represents approximately 670,000 square metres of specialty store space, equivalent to approximately the specialty area in 18 to 20 super regional malls.

Strong retail conditions in Australia and New Zealand continued throughout the year with net property income of approximately $1.19 billion, representing a total increase of 8.3% and a 5.7% increase on a comparable basis.

Retail sales in Australia and New Zealand totalled $20.2 billion up 3.7% in Australia and 3.1% in New Zealand for the 12 months to 31 December 2006 while comparable specialty sales in Australia and New Zealand rose by 4.5% and 2.7% respectively.

Westfield Nuffield Street [1]
Westfield Century City [2]
Westfield Chermside [3]
Westfield Topanga [4]



Vacancy levels across the portfolio remained at historic lows of less than 0.5%. High demand for retail space is in part attributable to the Group's significant reinvestment into the portfolio through redevelopment at such centres as Parramatta, Liverpool, Chermside and Kotara in Australia and Riccarton and Queensgate in New Zealand.

Operating performance in the United States portfolio delivered a net property income of US$950 million representing comparable mall income growth of 3%. Total specialty sales were US$7.4 billion, and reflected comparable growth per square foot of 4.6%. Average rent across the portfolio increased by 4.9% for the year to US$42.57 per square foot.

Sales performance was consistent in all regions, with the Mid-West and West Coast each delivering a 4.8% increase in specialty sales, and the East Coast increasing by 4%.

At year end the portfolio was 94.5% leased, with more than 1,244 new lease agreements made by year end covering just over 297,000 square metres and achieving a 31.6% increase over expiring rents.

The United Kingdom continued to be an increasingly significant market for the Westfield Group as it consolidated its presence through development and leasing programs.

A solid operational performance was enabled by a retail environment showing improving growth with total retail sales up by 4.4%. Property income from United Kingdom operations was £57 million for the year to 31 December 2006, reflecting a like for like mall income growth of 6.3%. This is primarily attributable to the performance of Merry Hill near Birmingham and CastleCourt centre in Belfast.

Leasing continues to be strong across the portfolio, with 168 deals completed, representing more than 65,533 square metres of gross lettable area. Occupancy levels for the portfolio continue to be maintained at greater than 99%.



Strong operational performance across the Group's portfolio was complemented by an extensive development program. At year end 15 projects were under construction with at a total cost of $6.6 billion, with Westfield's share being $4.6 billion. In addition, $2 billion worth of projects were completed during 2006, of which the Group's investment was $1.6 billion. With high income yields achieved on cost from these projects, the Group delivered $1.1 billion of development gain on completion.

The breadth of the development program and the Group's global capacity was highlighted by the completion of five major projects in five weeks across four cities during the second half of 2006. Those projects were the new Westfield San Francisco Centre, Topanga and the second stage of Century City in Los Angeles, Chermside in Brisbane and Liverpool in Sydney.

In the United States the US$350 million Topanga project in metropolitan Los Angeles opened soon after the San Francisco Centre, four months ahead of schedule. In a first for the United States, Topanga has major anchors Target, Nordstrom and Neiman Marcus under the same roof. The second stage of Los Angeles' Century City was also completed during the same period, adding more premium retail and dining.

A number of other developments also commenced during the year, most notably the US$240 million Galleria at Roseville project in California, the US$100 million project at Garden State Plaza in New Jersey and the US$150 million redevelopment of Annapolis in Maryland.

Westfield Derby
Westfield Liverpool
Westfield Chartwell
Westfield Parramatta





In Australia, major projects completed during the year included the $109 million redevelopment of Parramatta and the $205 million redevelopment at Liverpool, both located in key central business districts in Sydney's west. The redeveloped Chermside in Brisbane was also opened after a $200 million project that was strengthened further with the introduction of a new David Jones department store scheduled to open in the third quarter of 2007.

Two developments were also completed in New Zealand: the Nuffield Street project at Newmarket comprising a premium retail strip, and a NZ$40 million retail extension of Westfield Chartwell.

A number of significant projects started during 2006 including Kotara in Newcastle and the second stage of North Lakes in Brisbane, while approval was received for major redevelopments at Bay City in Geelong and Plenty Valley in Victoria.

In New Zealand , the Group's first 'greenfield' project in that market started with the NZ$210 million Westfield Albany redevelopment.

Two other major projects were approved by authorities during 2006 – Doncaster, which started in January 2007, and Sydney CBD which was granted first stage approval. On completion these projects will provide the Group with an iconic retail destination in Australia's two largest cities.

The Group's first major project in the United Kingdom, the £340 million redevelopment of the former Eagle Centre at Derby progressed on schedule throughout 2006 and is on track for completion in the final quarter of 2007, almost six months ahead of the original plan.

Construction of Westfield London at White City is well advanced as is the leasing program, with the commitment of the six major anchor stores to the project already secured. During 2006, the Group also assumed design and construction responsibilities.

Group Managing Directors' Review continued

At Stratford City, adjacent to the 2012 Olympic site, planning approval has been granted for 175,000 square metres of retail. The Group will work with a delivery partner to develop the site's commercial component and the Olympic Village that will subsequently be available for residential occupation.

A number of significant transactions occurred during the year, the majority of which were a reflection of those assets' potential for redevelopment.

In the United States the acquisition of 16 former Federated department stores sites across 12 centres gave the Group greater opportunities for redevelopment and reinvestment. Westfield and Federated also agreed on 18 new projects involving more than US$2 billion worth of redevelopments in the near future.

Transactions in Australia included a significant leasing agreement with department store group David Jones, which will now anchor Burwood in Sydney, the recently redeveloped Chermside in Queensland and Doncaster in Victoria. The arrival of David Jones completes the super-regional offer at both Chermside and Doncaster.

In a separate transaction the Group also acquired a 50% interest Cairns Central in far north Queensland for $160 million.

In the United Kingdom, Westfield acquired the remaining 75% interest at Stratford City from its former co-owners for £140 million, giving the Group full ownership and development control.

Westfield Sydney CBD [1]
Westfield Garden State Plaza [2]
Westfield Annapolis [3]
Westfield Bondi Junction [4]





Three-Year Review

Financial Highlights	(Jul-Dec) 2004	2005	2006
Net Property Income	$1,180 m	$2,449 m	$2,588 m
Profit After Tax	$2,630 m	$4,247 m	$5,583 m
Distribution	$873 m	$1,828 m	$1,871 m
Total Assets Under Management	$41,920 m	$52,517 m	$60,739 m
Shopping Centre Assets	$34,973 m	$42,577 m	$47,944 m
Net Assets	$16,241 m	$19,466 m	$23,453 m
Gearing (Net Debt as % Assets)	40.6%	41.4%	38.4%
Market Capitalisation[1]	$29,657m	$33,393m	$39,063m

1. Includes securities on issue and conversion of convertible securities.







Environment and Community

From its earliest days Westfield has understood that its shopping centres play a pivotal role in their communities. Everything about the centres, from their location to the way they were built, the materials used and the role they play in supporting the local community - economically and through charitable initiatives - have all been in direct response to changing local conditions, and the expectations of retailers and customers over the years.

This has always been the core business of Westfield – to improve its shopping centres, relentlessly raising standards with each new centre and redeveloping older centres to bring them up to date.

In recent years the Group has become more focused on making its shopping centres more environmentally friendly. Our approach has become more sophisticated, and new building materials and technology have helped speed this process and the range of measures we now take to meet our environmental and community obligations is growing each year.

Like many companies, Westfield has been responding to the growing global concern about climate change, water and energy conservation, and waste management. As you would expect, much of this response has been led by the board and senior executive team. But what is perhaps more encouraging has been the response of Westfield employees who have themselves introduced hundreds of initiatives across the Group, at all levels, to minimise our impact on the environment and contribute to the communities in more meaningful ways.

One of the biggest challenges facing a global organisation like Westfield is to co-ordinate all this activity across different geographic regions. Different regulatory regimes and other local conditions present both challenges and opportunities.

Over the past two years, Westfield has begun to methodically audit its environmental impact and programs in each market. A thorough assessment of the Australian and New Zealand business has been finalised and soon the US and UK information will be available. Having established uniform global benchmarks the Group will then be able to better measure progress on environmental issues.

Audit Program

In Australia an audit of the environmental management practices already in place has been finalised, completing the first step towards a co-ordinated global approach. A similar exercise has also been undertaken in New Zealand. Highlights include:

- sustainability management plans for all new major developments
- use of recycled materials at new developments
- new building designs that feature rainwater capture for irrigation
- solar powered heat and lighting at the Doncaster redevelopment
- targets set to increase cardboard recycling and reduce general waste
- water savings action plans to reduce water consumption
- reduction targets for energy consumption at existing centres
- organic waste trial successfully completed
- productive partnerships with relevant government bodies

Similar audits are underway in the United States and the United Kingdom.

Building and Design

Every new project presents an opportunity to improve the design and efficiency of our shopping centres. Conservation of energy and water, recycling, materials and better integration with public infrastructure are all high on the agenda.

For example, in a first for Westfield, the major project at Doncaster in Melbourne, Australia, solar power will be used for heating water for all food tenancies in the new food court, and also for lighting the external urban plaza.

Recycled materials will be used for all external timber screenings and the completed centre will incorporate the collection and use of roof rain 'run-off' for irrigating outdoor garden areas. Top-soil excavated during construction will be recycled around the site while a number of mature trees will be expertly moved off-site for the duration of the project.

Community programs

Despite the increasing globalisation of the Group, every Westfield centre remains part of a local community, and continues to recognise that through its activities, sponsorships and community programs.

Shop for your School in Australia and Westfield Works Wonders in the US continue to engage their respective communities at record levels and in 2006 a wide range of other support programs were also in place.

In Australia, the Christmas Wonderland program provided more than 1,000 disadvantaged children with gifts and unique Christmas experiences, while more than 50 charities received free mall space over the year to help raise funds and awareness for their cause.





The Group works closely with relevant industry organisations including the Green Building Councils in Australia, New Zealand and the United States, and Business in the Community in the United Kingdom.

As well as this focus on environmental issues, Westfield Group continues to support community and philanthropic programs at a corporate and local level. Just a few examples include The Victor Chang Cardiac Research Institute; the Sydney Children's Hospital and the Peter MacCallum Cancer Foundation in Australia; Variety –The Children's Charity and the Te Omanga Hospice in New Zealand; the National Society for the Prevention of Cruelty to Children, and the Leukemia Foundation Hammersmith Hospital in the United Kingdom; and the Special Olympics, Multiple Sclerosis Society, National Retail Federation Foundation and the UCLA Jonsson Cancer Center in the United States.





Westfield has redesigned Westfield London to improve its environmental performance. Energy consumption has been reduced by some 20% by design initiatives in internal temperature control and overall building management; storm water flow is partly retained and reused; lighting and water heating to peripheral buildings is via photo voltaic and solar panels; 30% of the roof will be covered in a biodiversity material to encourage insect life; and waste products will be separated for recycling.

At Stratford City in east London, infrastructure will be in place to restrict carbon dioxide output by 25% more than current building regulations, with targets in place for these reductions to rise to 50% in 2020 and 80% in 2050. In addition, a highly efficient combined cooling heat and power plant will supply 75% of annual electricity consumption. All design elements of the development will be built to exceed current building regulation ratings by at least 10%, while water use will be managed by site-based supply and drainage systems.

The Sydney CBD project will incorporate a new office tower that will be built to the highest standards in Australian commercial design: a five-star green-star and five-star Australian Building Greenhouse rating. The retail component has reduction targets for energy set at 25% and water reductions set at 30%.

In the United States Westfield has been recognised for its lighting retrofit programs which include the use of Light Emitting Diode (LED) technology which uses 91% less energy than traditional lights. The overall program provides for wattage reduction and lamp replacement and in its initial phase at 23 shopping centres reduced carbon dioxide emissions by more than 5.6 million pounds.

In New Zealand, approximately NZ$400,000 was donated through major school and community groups over and above the successful Shop For Your School program and centres also provided support to their local Rotary and Lions Clubs' annual Christmas parades.

Across the United States, community activities including work with The St. Jude's Children's Hospital and The National Multiple Sclerosis Society raised more than US$1 million for local and national charity groups. In a major national campaign, US$1 million dollars was also raised for those affected by Hurricane Katrina through a combined effort of fund-raising in the shopping centres, staff contributions and a matching contribution made by the company itself.

In the United Kingdom, Support A School and the Christmas Giving Tree have been successful national initiatives which have played a key role in supporting the community.

Individual centres across the Group's portfolio participate in their local communities by giving various benefits to many different groups. Those activities range from the provision of shuttle buses, community parks and offering special shopping trips to disadvantaged members of the community, to participating in work and education programs in areas of high unemployment.

Senior Executive Team


Peter Allen
Group Chief Financial Officer


Mark Bloom
Deputy Group Chief Financial Officer


Michael Gutman
Managing Director
United Kingdom and Europe


Robert Jordan
Managing Director
Australia and New Zealand


Domenic Panaccio
Deputy Group Chief Financial Officer


Elliott Rusanow
Director Corporate


Mark Ryan
Group Director Corporate Affairs


Peter Schwartz
Senior Executive Vice President
General Counsel
United States


Mark Stefanek
Chief Financial Officer
United States


Simon Tuxen
Group General Counsel


Kenneth Wong
Managing Director
United States

Human Resources

As the Group continues to grow its global operations the value of its executive team and the people they lead has become increasingly important. Maintaining a core group of executives who have deep industry experience and are steeped in the Westfield culture is at the heart of the Group's approach to human resources management. In 2006, its senior management team had an average age of 47 and average length of service of approximately nine years.

Over the past five to ten years the Group has complemented this stable core group by promoting existing Westfield staff as well as by recruiting talented executives from outside the company who bring fresh ideas and energy.

The growth of Westfield and the scale and complexity of operations around the world has necessarily involved a more focused and deliberate approach to management structures, training and development. Global sharing of knowledge, people, and practices is now commonplace and is one of the Group's key strengths and competitive advantages.

Thirty-five executives are now working outside their home market and existing operations and new developments around the world are benefiting from the experience of relocated executives who transfer their knowledge from one region to the next.

Each region is led by a Managing Director – Robert Jordan in Australia and New Zealand, Kenneth Wong in the United States and Michael Gutman in the United Kingdom and Europe. While they have primary responsibility for the operations in those countries there is an emphasis on teamwork between these three, the Group Chief Financial Officer Peter Allen, and Group Managing Directors Peter and Steven Lowy.

Just one of many examples of a more structured approach to the development of the senior team is the Westfield Executive Leadership Program which was introduced in 2006.

The program has been tailored specifically for Westfield by two of the world's leading business schools – the Anderson School of Management at the University of California (UCLA) and the Australian Graduate School of Management (AGSM) – and brings the executive team from around the world together twice a year to discuss the challenges facing the Group and develops practical ways of working better as a global team.

The focus on human resources is just as intense at other levels of management with education, training and individual development programs in place for all staff. Since its inception in 2004 more than 500 managers globally have taken part in the Westfield Foundational Leadership Program, a tailored leadership development program for the Group's managerial staff.

Other programs within the business include the Executive-in-training program for the shopping centre management and leasing divisions, and the development of a talent management strategy in Australia and New Zealand, aiming to ensure the recruitment and retention of talented managers.

Richard Green



In 2006, Westfield lost a dear friend and colleague with the passing of Richard Green.

Richard's contribution to the Group cannot be overstated. He joined the company in 1980 and was a driving force in the growth of the business in the US. He won the respect and admiration of all he came into contact with. He was a trusted colleague whose fierce loyalty to the company was legendary.

Richard was a generous soul in every way. He made helping others part of his daily life and performed countless acts of kindness to so many people, including those close to him and many he did not know personally in the wider community. He always did this with great humility, very privately and without fanfare.

It is fitting that in the year of Richard's passing the Group was able to launch one of the most prestigious developments in its history – the restoration of the San Francisco Centre in the heart of that city's retail and business precinct. It was Richard's expertise as a consummate developer that helped bring this complex project to fruition and returned to the city and its people a much loved and valued part of its heritage. Perhaps more than any of the numerous projects Richard worked on during his long career with Westfield, in the San Francisco Centre he has left a legacy by which all at Westfield will remember him as one of the genuine leaders of our industry. This sentiment is recorded in a special plaque at the centre unveiled by Peter Lowy and Richard's family when the centre was launched.

We have lost a great friend who will be sorely missed, but never forgotten.

Property Portfolio

FOR THE YEAR ENDED 31 DECEMBER 2006				RETAIL SALES				LETTABLE AREA (SQF)		
				SPECIALTY ANNUAL SALES						
SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2006 US$ MILLION	RETAIL CAP RATE	US$MILLION	US$PSF	VAR. PSF %	OCCUPANCY COST %	TOTAL	SPECIALTY	NUMBER OF RETAILERS

United States

EAST COAST										
Connecticut										
Connecticut Post*	100	283.8	6.50%	90.2	366	24.5	16.7%	1,442,278	653,689	187
Meriden	100	178.0	6.96%	84.1	343	4.0	16.9%	908,452	456,515	154
Trumbull	100	313.4	6.41%	131.3	419	(0.4)	15.5%	1,196,195	499,567	171
Florida/Tampa										
Brandon	100	218.5	7.00%	150.4	511	5.4	11.9%	971,585	351,870	156
Citrus Park	100	216.2	7.60%	122.0	436	3.6	13.2%	1,093,621	454,065	146
Countryside	100	246.8	6.03%	118.5	391	(1.3)	13.9%	1,217,732	398,917	166
Sarasota*	100	93.5	7.50%	59.0	334	2.1	12.3%	865,299	284,649	117
Southgate	100	100.8	6.60%	61.9	536	(0.5)	9.9%	422,473	136,599	49
Maryland										
Annapolis	100	442.2	5.94%	209.0	604	5.2	12.3%	1,208,961	516,813	174
Montgomery	50	243.8	5.48%	213.6	561	1.3	14.7%	1,227,799	515,698	190
Wheaton*	100	334.2	6.77%	98.8	339	(3.5)	18.6%	1,623,034	635,161	202
New Jersey										
Garden State Plaza	50	539.5	6.00%	341.3	663	6.2	16.1%	1,991,549	858,717	264
New York										
South Shore	100	246.2	6.70%	98.9	432	2.3	17.9%	1,165,453	308,192	123
Sunrise	100	161.2	8.10%	79.5	350	1.4	19.4%	1,242,258	508,760	162
North Carolina										
Eastridge	100	47.8	6.96%	42.9	236	6.4	10.7%	916,361	316,614	97

MID WEST										
Illinois/Chicago										
Chicago Ridge	100	126.6	7.33%	88.0	387	(0.1)	16.6%	829,717	406,677	142
Fox Valley	100	258.5	6.47%	127.1	372	9.1	14.4%	1,435,172	555,420	190
Hawthorn	100	241.0	7.50%	106.5	348	0.8	15.8%	1,293,373	490,575	161
Louis Joliet	100	131.5	6.25%	76.7	392	9.1	13.1%	946,217	329,749	110
North Bridge	33	130.0	6.26%	102.2	780	9.6	15.0%	678,175	418,175	69
Old Orchard	100	416.7	6.33%	167.1	553	2.2	16.0%	1,699,564	681,789	130
Indiana										
Southlake	100	266.8	6.70%	133.0	410	5.0	13.7%	1,293,791	607,450	169
Missouri/St Louis										
Chesterfield*	100	237.0	6.70%	115.4	317	10.9	13.8%	1,295,479	635,443	196
Crestwood	100	64.4	13.12%	49.6	216	(10.3)	21.3%	1,022,455	444,479	156
Mid Rivers	100	188.7	6.03%	89.0	360	5.5	12.6%	1,051,784	455,880	150
South County	100	189.9	6.09%	95.4	370	10.0	12.2%	1,033,314	379,561	152
West County	100	356.3	5.97%	148.6	462	5.4	15.3%	1,266,374	475,905	151
Nebraska/Lincoln										
Gateway*	100	144.9	7.03%	77.8	332	7.1	13.3%	969,384	411,766	122
Ohio										
Belden Village	100	187.2	6.20%	106.3	413	2.9	13.1%	823,681	313,492	113
Franklin Park*	100	404.4	5.70%	134.5	449	0.0	15.7%	1,286,652	620,849	159
Great Northern	100	166.9	6.64%	91.8	349	6.5	15.1%	1,241,361	443,395	140
Southpark	100	195.1	7.50%	115.2	337	0.3	14.8%	1,463,711	761,816	155

FOR THE YEAR ENDED 31 DECEMBER 2006

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2006 US$ MILLION	RETAIL CAP RATE	RETAIL SALES: SPECIALTY ANNUAL SALES US$MILLION	RETAIL SALES: SPECIALTY ANNUAL SALES US$PSF	RETAIL SALES: SPECIALTY ANNUAL SALES VAR. PSF %	OCCUPANCY COST %	LETTABLE AREA (SQF) TOTAL	LETTABLE AREA (SQF) SPECIALTY	NUMBER OF RETAILERS
WEST COAST										
Northern California										
Downtown Plaza	100	206.3	6.13%	79.5	373	(1.2)	14.1%	1,205,465	385,302	110
Galleria at Roseville	100	335.9	6.23%	181.7	553	1.7	11.1%	1,032,856	460,812	144
Oakridge	100	404.9	5.88%	144.4	442	2.6	14.1%	1,137,575	629,246	206
San Francisco Centre *	50	459.1	5.11%	159.1	677	7.8	21.4%	1,456,405	510,997	187
Solano	100	247.3	5.80%	109.5	395	2.9	13.3%	1,039,967	480,392	160
Valley Fair	50	500.7	5.38%	398.4	809	4.9	13.5%	1,478,823	744,095	258
Southern California Los Angeles										
Century City *	100	699.3	5.00%	185.8	808	9.3	16.9%	849,081	492,081	138
Eastland	100	126.7	6.12%	19.0	365	(0.2)	3.8%	794,100	592,300	35
Fashion Square	50	145.5	5.65%	167.3	568	14.1	11.5%	845,350	342,815	128
Fox Hills	100	201.3	6.10%	93.0	372	0.9	16.4%	871,470	320,125	145
Mainplace	100	283.1	6.67%	139.5	429	0.6	15.2%	1,108,208	447,708	183
Palm Desert	100	219.1	5.60%	105.9	417	2.8	14.5%	1,008,085	382,892	151
Promenade	100	84.1	6.40%	39.9	441	(1.4)	8.0%	614,425	344,425	49
Santa Anita	100	418.6	5.80%	177.7	450	8.1	14.2%	1,346,815	665,994	203
Topanga*	100	715.2	5.40%	137.2	464	7.3	15.8%	1,424,680	647,522	248
Valencia Town Center	50	111.8	7.13%	142.6	444	(1.9)	14.9%	862,502	469,583	156
West Covina	100	308.7	5.90%	151.8	375	4.5	15.8%	1,167,316	519,222	204
Southern California San Diego										
Horton Plaza	100	383.9	5.49%	107.1	490	(0.2)	14.6%	748,427	467,941	134
Mission Valley	100	300.8	5.93%	104.7	445	5.3	10.7%	1,572,802	779,478	121
North County	100	228.4	7.03%	130.1	431	4.5	16.1%	1,262,572	382,075	178
Parkway	100	343.7	6.10%	131.1	402	4.3	14.6%	1,319,980	553,640	202
Plaza Bonita	100	246.7	6.10%	133.1	473	2.6	13.0%	808,325	299,498	140
Plaza Camino Real	100	233.0	6.00%	106.2	353	(2.5)	13.6%	1,126,699	401,214	148
UTC	50	183.4	5.63%	189.3	620	5.1	11.3%	1,035,954	441,528	148
Washington										
Capital*	100	96.8	7.50%	80.3	398	8.4	11.3%	669,600	363,005	120
Southcenter	100	389.9	6.80%	169.8	654	4.9	11.2%	1,306,805	349,330	151
Vancouver	100	156.0	6.20%	83.3	358	7.2	11.4%	883,918	342,352	142

* [illegible] development

Property Portfolio

FOR THE YEAR ENDED 31 DECEMBER 2006

				RETAIL SALES					
SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2006 $ MILLION	RETAIL CAP RATE	TOTAL ANNUAL SALES $MILLION	TOTAL SALES VARIANCE %	SPECIALTY SALES VARIANCE %	SPECIALTY SALES $PSM	LETTABLE AREA (SQM)[1]	NUMBER OF RETAILERS[1]

Australia

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2006 $ MILLION	RETAIL CAP RATE	TOTAL ANNUAL SALES $MILLION	TOTAL SALES VARIANCE %	SPECIALTY SALES VARIANCE %	SPECIALTY SALES $PSM	LETTABLE AREA (SQM)[1]	NUMBER OF RETAILERS[1]
Australian Capital Territory									
Belconnen	100	647.7	5.25%	399.3	(1.5)	0.2	8,207	78,080	225
Woden	50	286.9	5.75%	410.1	0.9	1.5	9,605	72,624	268
New South Wales									
Bondi Junction	100	1,933.5	4.50%	825.4	9.4	11.5	9,647	131,579	504
Burwood	100	703.1	5.25%	365.1	1.8	2.7	8,947	65,251	245
Chatswood	100	840.1	5.50%	475.1	4.0	5.0	9,180	56,287	297
Eastgardens	–[2]	n/a	n/a	474.0	1.6	0.4	10,508	79,155	286
Figtree	100	110.9	7.00%	150.4	3.6	3.0	9,715	20,373	80
Hornsby	100	775.8	5.35%	549.1	1.4	3.2	7,234	100,778	326
Hurstville	50	288.0	6.00%	382.2	2.8	3.2	8,629	65,360	254
Kotara*	100	284.2	7.00%	289.2	(6.2)	(8.7)	9,646	44,688	143
Liverpool*	50	419.1	5.50%	318.2	6.5	7.4	8,116	93,619	342
Macquarie	55	433.5	5.50%	541.8	1.0	2.1	9,557	94,114	257
Miranda	50	579.2	5.25%	650.2	2.5	3.7	10,896	110,732	393
Mt Druitt*	50	199.0	6.50%	315.8	15.1	19.8	7,274	60,971	248
North Rocks	100	83.7	7.25%	102.2	3.3	1.8	6,382	21,298	87
Parramatta*	100	1,432.1	5.00%	604.4	6.0	8.3	8,943	139,260	503
Penrith*	50	498.9	5.25%	535.1	12.4	28.8	9,385	90,494	348
Sydney CBD[3]*	100	1,183.3	6.49%	579.9	3.8	2.2	10,658	143,228	389
Tuggerah*	100	551.4	6.00%	426.7	23.6	25.4	6,824	82,816	264
Warrawong	100	204.4	7.25%	192.3	1.0	0.5	6,008	57,706	143
Warringah Mall	25	251.9	5.25%	727.3	5.2	6.3	9,449	124,396	330
Queensland									
Cairns	50	168.3	6.00%	333.4	5.2	7.5	10,269	53,971	229
Carindale	50	403.0	5.50%	604.1	6.3	5.9	9,609	116,212	295
Chermside*	100	1,037.7	5.50%	499.2	10.1	14.4	9,911	122,380	391
Helensvale*	50	138.3	6.25%	223.2	274.9	237.6	6,527	42,058	183
Mt Gravatt	75	567.8	5.75%	548.5	3.8	3.6	9,438	102,226	312
North Lakes	50	57.7	6.50%	143.2	9.5	10.1	7,266	25,679	98
Pacific Fair	44	453.4	5.25%	589.1	(1.8)	(1.7)	10,663	104,956	314
Strathpine	100	257.8	6.50%	223.3	3.1	0.4	7,772	48,100	154
South Australia									
Marion	50	439.0	5.50%	669.8	0.5	0.4	9,989	130,993	322
Tea Tree Plaza	50	318.2	5.25%	448.5	(0.2)	(0.4)	9,502	95,332	246
West Lakes	50	155.6	6.25%	293.7	5.9	8.1	7,786	61,467	216
Victoria									
Airport West	50	137.1	6.50%	269.6	5.5	5.8	7,597	55,075	173
Bay City	50	107.2	6.50%	187.4	(2.5)	(2.5)	9,563	35,889	87
Doncaster*	100	387.3	6.75%	346.2	(0.4)	1.0	8,982	55,803	236
Fountain Gate	100	738.5	5.75%	606.3	5.7	4.8	8,971	140,146	316
Knox	30	260.3	5.75%	642.6	2.6	2.8	8,123	146,630	413
Plenty Valley	50	13.1	7.00%	57.4	12.1	22.7	7,901	6,232	28
Southland	50	590.1	5.00%	690.8	4.6	7.3	7,908	132,824	403
Western Australia									
Booragoon	25	181.6	5.50%	519.2	7.7	7.8	12,534	74,374	232
Carousel	100	623.8	5.75%	450.8	9.9	9.8	9,617	82,517	268
Innaloo*	100	228.0	6.50%	229.0	29.1	45.3	7,084	46,008	169
Karrinyup	25	119.7	5.75%	366.6	7.4	6.5	9,465	56,236	205
Whitford City	50	246.8	6.00%	395.4	9.1	16.2	8,372	76,463	299

FOR THE YEAR ENDED 31 DECEMBER 2006				RETAIL SALES					
SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2006 NZ$ MILLION	RETAIL CAP RATE	TOTAL ANNUAL SALES NZ$MILLION	TOTAL SALES VARIANCE %	SPECIALTY SALES VARIANCE %	SPECIALTY SALES NZ$PSM	LETTABLE AREA (SQM)[1]	NUMBER OF RETAILERS[1]

New Zealand

New Zealand

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2006 NZ$ MILLION	RETAIL CAP RATE	TOTAL ANNUAL SALES NZ$MILLION	TOTAL SALES VARIANCE %	SPECIALTY SALES VARIANCE %	SPECIALTY SALES NZ$PSM	LETTABLE AREA (SQM)[1]	NUMBER OF RETAILERS[1]
Chartwell*	100	137.1	7.25%	86.8	(22.1)	(8.6)	5,514	18,144	111
Downtown	100	73.2	7.50%	63.7	11.3	5.5	7,186	13,737	90
Glenfield	100	185.7	7.25%	178.6	3.1	2.2	7,106	31,096	138
Manukau	100	241.1	7.50%	175.8	(0.3)	(0.9)	8,869	36,794	159
Newmarket	100	254.7	6.22%	122.7	1.3	(0.1)	11,502	27,796	119
Pakuranga*	100	119.3	7.75%	117.7	15.4	4.9	6,713	27,676	127
Queensgate*	100	350.0	6.31%	202.5	65.8	74.7	6,744	51,043	183
Riccarton	100	378.4	6.25%	282.4	8.1	8.6	9,779	47,056	154
Shore City	100	144.8	7.00%	84.8	2.2	1.9	8,814	14,814	87
St Lukes	100	483.7	6.13%	275.5	1.4	1.7	10,594	39,990	182
WestCity	100	212.8	7.00%	161.1	0.7	1.3	7,139	36,823	149

United Kingdom

England

SHOPPING CENTRE	LOCATION	INTEREST %	BOOK VALUE 31 DEC 2006 £ MILLION	RETAIL CAP RATE	LETTABLE AREA (SQM)	NUMBER OF RETAILERS
Broadmarsh	Nottingham	75	66.5	5.25%	45,483	106
Eagle Centre*	Derby	50	83.3	5.50%	50,661	69
Merry Hill	Birmingham	50	495.0	5.00%	123,733	286
Royal Victoria Place	Tunbridge Wells	50	83.1	5.10%	29,741	120
The Friary	Guildford	50	75.0	5.10%	14,031	72

Northern Ireland

SHOPPING CENTRE	LOCATION	INTEREST %	BOOK VALUE 31 DEC 2006 £ MILLION	RETAIL CAP RATE	LETTABLE AREA (SQM)	NUMBER OF RETAILERS
CastleCourt	Belfast	50	157.5	5.05%	31,480	92
Sprucefield	Lisburn	100	76.6	5.00%	21,461	5

[illegible]
[illegible]
[illegible]

[illegible]

Board of Directors


Mr Frank P Lowy AC


Professor Frederick G Hilmer AO


Mr David H Lowy AM


Mr Roy L Furman


Mr Peter S Lowy


Mr Steven M Lowy


Mr John B Studdy AM


Mr Francis T Vincent

MR FRANK P LOWY AC
Chairman

Frank Lowy is executive chairman and co-founder of Westfield. He is the founder and chairman of the Lowy Institute for International Policy and chairman of Football Federation Australia Limited. He is chairman of the Westfield Group Nomination Committee.

PROFESSOR FREDERICK G HILMER AO
Deputy Chairman

Frederick Hilmer was appointed a non-executive director of Westfield Holdings Limited in 1991 and a non-executive deputy chairman in 1997. He is chairman of the Westfield Group Audit & Compliance Committee and the Remuneration Committee and is the lead independent director. Professor Hilmer became vice-chancellor and president of the University of NSW in June 2006. From 1998 until November 2005, he was chief executive officer and a director of John Fairfax Holdings Limited. Between 1989 and 1997, Professor Hilmer was Dean and Professor of Management at the Australian Graduate School of Management (University of NSW). Professor Hilmer holds degrees in law from the Universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance.

MR DAVID H LOWY AM
Deputy Chairman

Appointed non-executive deputy chairman of Westfield Holdings Limited in June 2000, David Lowy holds a Bachelor of Commerce degree from the University of NSW. He joined Westfield in 1977 and was appointed executive director in 1982 and became managing director in 1987, a position he held until June 2000. Mr Lowy is a principal of LFG Holdings. He is a director of Publishing and Broadcasting Limited. He is the founder and president of Temora Aviation Museum. Mr Lowy is chairman of the Westfield Group Board Risk Management Committee.

MR ROY L FURMAN
Roy Furman was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Mr Furman holds a degree in law from Harvard Law School. He is based in the US and is vice chairman of Jefferies and Company and chairman of Jefferies Capital Partners, a group of private equity funds. He was co-founder of Furman Selz (1973), an international investment banking, institutional brokerage and money management firm. He is a member of the Westfield Group Remuneration Committee.

MR DAVID M GONSKI AO
Appointed as a non-executive director of Westfield Holdings Limited in 1985, David Gonski holds degrees in law and commerce from the University of NSW. He is chairman of Investec Bank Australia Limited and Coca-Cola Amatil Limited. He is a director of ANZ Banking Group Limited and Singapore Airlines Limited. He is chairman of Sydney Grammar School and Chancellor of the University of NSW. Mr Gonski is a member of the Westfield Group Audit & Compliance Committee, the Remuneration Committee and the Nomination Committee.

MR STEPHEN P JOHNS
Stephen Johns is a non-executive director of the Westfield Group boards. Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. Mr Johns was appointed an executive director of Westfield Holdings Limited and Westfield Management Limited in 1985 and of Westfield America Management Limited in 1996. He held a number of positions within Westfield, including Group Finance Director from 1985 to 2002, and became a non-executive director of the three boards in October 2003. Mr Johns is also chairman of the Spark Infrastructure Group, a director of Brambles Limited and Sydney Symphony Limited. He is a member of the Westfield Group Audit & Compliance Committee and the Board Risk Management Committee.


Mr David M Gonski AO


Mr Stephen P Johns


Ms Carla M Zampatti AM


Dr Gary H Weiss


Mr Dean R Wills AO

MR PETER S LOWY
Group Managing Director

Peter Lowy was appointed managing director of Westfield Holdings in 1997 and currently serves as group managing director of the Westfield Group. Mr Lowy holds a Bachelor of Commerce degree from the University of NSW. Mr Lowy resides in the USA and serves on the Executive Committee and Board of Governors for National Association of Real Estate Investment Trusts, is on the Rand Corporation's Center for Terrorism Risk Management Policy Advisory Board and is a member of the management board of the European Public Real Estate Association. He also serves as a director of the Lowy Institute for International Policy in Australia, and the board of the Homeland Security Advisory Council.

MR STEVEN M LOWY
Group Managing Director

Steven Lowy was appointed managing director of Westfield Holdings in 1997 and currently serves as group managing director of the Westfield Group. Mr Lowy holds a Bachelor of Commerce (Honours) degree from the University of NSW. Prior to joining Westfield in 1987, he worked in investment banking in the US. Mr Lowy is President of the Board of Trustees of the Art Gallery of New South Wales. He is a director of the Victor Chang Cardiac Research Institute; a director of the Lowy Institute for International Policy; and a member of the Prime Minister's Business-Government Advisory Group on National Security.

MR JOHN B STUDDY AM

Mr Studdy was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Mr Studdy is a director and former chairman of Ten Network Holdings Limited and until recently was a director of Angus and Coote (Holdings) Limited. Mr Studdy holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. Recipient of Centenary Medal 2003. He is also an honorary vice president of the International Federation of MS Societies, emeritus president of the MS Society of NSW and chairman of the Pain Management Research Institute and ING Foundation. He is a member of the Westfield Group Audit & Compliance Committee.

MR FRANCIS T VINCENT
Francis Vincent was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Mr Vincent holds a degree in law from Yale Law School. He is based in the US and is a director of Time Warner Inc. Mr Vincent has held the position of executive vice president of the Coca-Cola Company, president and chief executive officer of Columbia Pictures Industries, Inc. and associate director of the division of corporation finance of the United States Securities and Exchange Commission.

DR GARY H WEISS
Gary Weiss was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. Dr Weiss holds a masters degree in law, as well as a Doctor of Juridical Science (JSD) from Cornell University, New York. Dr Weiss is an executive director of Guinness Peat Group plc, chairman of Coats plc and Ariadne Australia Limited. He is also a director of Capral Aluminium Limited, Canberra Investment Corporation Limited, Tag Pacific Limited, Premier Investments Limited and Tower Australia Group Limited. He is a member of the Westfield Group Board Risk Management Committee.

MR DEAN R WILLS AO
Mr Wills was appointed as a non-executive director of Westfield Holdings Limited in 1994. He is a fellow of the Australian Institute of Company Directors (AICD) and the Australian Marketing Institute (AMI). Mr Wills is a member of the Westfield Group Nomination Committee. He is a former chairman of Transfield Services Limited and John Fairfax Holdings Limited.

MS CARLA M ZAMPATTI AM
Appointed as a non-executive director of Westfield Holdings Limited in 1997, Carla Zampatti is executive chairman of the Carla Zampatti Group. She is chairman of the Special Broadcasting Service (SBS), a director of McDonalds Australia Limited and a trustee of the Sydney Theatre Company Foundation Trust. Ms Zampatti is a member of the Westfield Group Nomination Committee.

Financial Report

Westfield Group [1]
For the financial year ended 31 December 2006

Contents

29	Income Statement
30	Dividend/Distribution Statement
31	Balance Sheet
32	Statement of Changes in Equity
33	Cash Flow Statement
34	Notes to the Financial Statements
87	Directors' Declaration
88	Independent Audit Report
89	Directors' Report
107	Corporate Governance Statement
114	Investor Relations
116	Members' Information
IBC	Directory

[1] Westfield Group comprises Westfield Holdings Limited and its controlled entities as defined in note 2.

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
Revenue and other income					
Property revenue	3	**3,403.9**	3,089.0	**0.1**	0.1
Property revaluation	6	**4,581.4**	2,839.9	**–**	2.0
Property development and project management revenue		**328.2**	266.9	**–**	–
Property and funds management income		**55.0**	50.7	**–**	–
Write up of subsidiary investments previously written down		**–**	–	**69.3**	–
Dividends from subsidiaries		**–**	–	**186.7**	46.9
		8,368.5	6,246.5	**256.1**	49.0
Share of after tax profits of equity accounted entities					
Property revenue		**410.3**	475.6	**–**	–
Property revaluation	6	**556.1**	352.5	**–**	–
Profit on disposal of assets	6	**–**	23.4	**–**	–
Property expenses and outgoings		**(119.7)**	(123.3)	**–**	–
Interest and tax expense		**(49.8)**	(148.3)	**–**	–
	15(b)	**796.9**	579.9	**–**	–
Currency derivatives	4	**–**	44.8	**–**	–
Profit on disposal of assets	5,6	**20.9**	58.4	**547.0**	–
Interest income		**17.0**	17.0	**42.2**	37.0
Total revenue and other income		**9,203.3**	6,946.6	**845.3**	86.0
Expenses					
Property expenses and outgoings		**(1,107.0)**	(992.4)	**(0.1)**	(0.1)
Property development and project management costs		**(289.8)**	(248.7)	**–**	–
Property and funds management costs		**(28.0)**	(22.6)	**–**	–
Corporate costs		**(32.2)**	(26.5)	**(6.3)**	(15.5)
		(1,457.0)	(1,290.2)	**(6.4)**	(15.6)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	6,7	**(104.1)**	(56.8)	**–**	–
Write down of investment in subsidiaries		**–**	–	**(10.8)**	(3.4)
Currency derivatives	4	**(230.6)**	–	**–**	–
Financing costs					
– interest bearing liabilities		**(781.7)**	(590.9)	**(26.7)**	(39.6)
– other financial liabilities		**(434.3)**	(268.0)	**–**	–
	8	**(1,216.0)**	(858.9)	**(26.7)**	(39.6)
Total expenses		**(3,007.7)**	(2,205.9)	**(43.9)**	(58.6)
Profit before tax expense and minority interests		**6,195.6**	4,740.7	**801.4**	27.4
Tax (expense)/benefit	9	**(559.5)**	(472.0)	**(12.9)**	8.9
Profit after tax expense for the period		**5,636.1**	4,268.7	**788.5**	36.3
Less: net profit attributable to minority interests					
– Westfield Trust unit holders		**(4,397.8)**	(1,906.1)	**–**	–
– Westfield America Trust unit holders		**(992.5)**	(1,890.1)	**–**	–
– external		**(53.0)**	(21.5)	**–**	–
Net profit attributable to Members of Westfield Holdings Limited		**192.8**	451.0	**788.5**	36.3
		cents	cents		
Basic earnings per Westfield Holdings Limited share	10(a)	**10.98**	26.29		
Diluted earnings per Westfield Holdings Limited share	10(a)	**10.92**	26.09		
		$million	$million	**$million**	$million
Net profit attributable to stapled security holders of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited security holders		**192.8**	451.0	**788.5**	36.3
Westfield Trust unit holders		**4,397.8**	1,906.1	**–**	–
Westfield America Trust unit holders		**992.5**	1,890.1	**–**	–
Net profit attributable to stapled security holders of the Westfield Group		**5,583.1**	4,247.2	**788.5**	36.3
		cents	cents		
Basic earnings per stapled security	10(b)	**317.85**	247.57		
Diluted earnings per stapled security	10(b)	**317.83**	247.53		

Dividend/Distribution Statement

FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated 31 Dec 06 $million	31 Dec 05 $million
Operational segment result (excluding property revaluation) attributable to stapled security holders of the Westfield Group	32	**2,665.2**	2,425.5
Adjusted for items relating to the operational segment but not included in the operational segment			
Net interest expense		**(1,005.3)**	(893.2)
Minority interests – external		**(53.0)**	(21.5)
Revaluation of investment properties included in minority interests – external		**44.5**	13.9
Operational profit attributable to stapled security holders available for distribution		**1,651.4**	1,524.7
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational profit		**170.9**	192.2
Project profits to 30 June 2006		**128.0**	175.8
Less: amount retained		**(79.6)**	(64.5)
Income to be distributed		**1,870.7**	1,828.2
Weighted average number of stapled securities on issue for the period		**1,756.5**	1,715.5
Distributable income per stapled security for the year ended 31 December 2006 (cents)		**106.50**	106.57
Comprising distributable income per stapled security for:			
– the six months ended 30 June 2006 (cents)		**54.50**	51.07
– the six months ended 31 December 2006 (cents)		**52.00**	55.50
Dividend/distribution paid[(i)]		**1,872.1**	1,838.3
Weighted average number of stapled securities entitled to distribution at 31 December 2006		**1,757.8**	1,725.0
Dividend/distribution per stapled security for the year ended 31 December 2006 (cents)		**106.50**	106.57
Comprising dividend/distribution per stapled security for:			
– the six months ended 30 June 2006 (cents)		**54.50**	51.07
– the six months ended 31 December 2006 (cents)		**52.00**	55.50

(i) The dividend/distribution of $1,872.1 million includes a $1.4 million cum-dividend/distribution component in respect of stapled securities that were issued during the period with full dividend/distribution entitlement.

Balance Sheet

AS AT 31 DECEMBER 2006

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
Current assets					
Cash and cash equivalents	26(a)	**246.9**	199.5	**–**	–
Trade receivables		**53.2**	44.3	**–**	–
Investment properties	13	**149.8**	–	**–**	–
Derivative assets	11	**218.8**	327.4	**–**	–
Receivables	12	**195.2**	134.3	**2,217.9**	1,478.0
Inventories		**20.5**	27.4	**–**	–
Tax receivable		**18.2**	27.8	**8.7**	–
Prepayments and deferred costs		**91.5**	75.8	**–**	–
Total current assets		**994.1**	836.5	**2,226.6**	1,478.0
Non current assets					
Investment properties	13,14	**40,740.1**	37,623.1	**2.3**	2.3
Equity accounted investments	15	**5,410.2**	3,467.7	**–**	–
Other investments	16	**114.9**	121.5	**1,094.3**	1,070.9
Derivative assets	11	**983.3**	459.8	**–**	–
Property, plant and equipment	17	**242.7**	182.0	**–**	–
Receivables	12	**59.6**	33.9	**–**	–
Deferred tax assets	9	**33.4**	66.2	**18.0**	4.9
Prepayments and deferred costs		**303.4**	260.1	**–**	–
Total non current assets		**47,887.6**	42,214.3	**1,114.6**	1,078.1
Total assets		**48,881.7**	43,050.8	**3,341.2**	2,556.1
Current liabilities					
Payables	18	**1,181.6**	1,160.0	**1,034.1**	1,180.8
Interest bearing liabilities	19	**1,135.9**	1,778.8	**587.0**	387.6
Tax payable		**38.0**	77.4	**–**	48.5
Derivative liabilities	21	**42.2**	17.8	**–**	–
Total current liabilities		**2,397.7**	3,034.0	**1,621.1**	1,616.9
Non current liabilities					
Payables	18	**71.9**	57.1	**–**	–
Interest bearing liabilities	19	**17,425.8**	16,026.1	**–**	–
Other financial liabilities	20	**1,997.4**	1,752.8	**–**	–
Deferred tax liabilities	9	**2,773.4**	2,233.1	**17.7**	4.5
Derivative liabilities	21	**586.2**	349.5	**–**	–
Total non current liabilities		**22,854.7**	20,418.6	**17.7**	4.5
Total liabilities		**25,252.4**	23,452.6	**1,638.8**	1,621.4
Net assets		**23,629.3**	19,598.2	**1,702.4**	934.7
Equity attributable to Members of Westfield Holdings Limited					
Contributed equity	22	**908.1**	857.6	**969.7**	919.3
Reserves	24	**(20.0)**	(3.1)	**–**	–
Retained profits	25	**836.8**	715.0	**732.7**	15.4
Total equity attributable to Members of Westfield Holdings Limited		**1,724.9**	1,569.5	**1,702.4**	934.7
Equity attributable to minority interests – Westfield Trust and Westfield America Trust unit holders					
Contributed equity	22	**12,026.8**	11,661.8	**–**	–
Reserves	24	**486.2**	561.4	**–**	–
Retained profits	25	**9,215.1**	5,673.7	**–**	–
Total equity attributable to minority interests – Westfield Trust and Westfield America Trust unit holders		**21,728.1**	17,896.9	**–**	–
Equity attributable to minority interests – external					
Contributed equity		**94.0**	94.0	**–**	–
Retained profits		**82.3**	37.8	**–**	–
Total equity attributable to minority interests – external		**176.3**	131.8	**–**	–
Total equity attributable to minority interests		**21,904.4**	18,028.7	**–**	–
Total Equity		**23,629.3**	19,598.2	**1,702.4**	934.7
Equity attributable to stapled security holders of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited members		**1,724.9**	1,569.5	**1,702.4**	934.7
Westfield Trust and Westfield America Trust unit holders		**21,728.1**	17,896.9	**–**	–
Total equity attributable to stapled security holders of the Westfield Group		**23,453.0**	19,466.4	**1,702.4**	934.7

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
Changes in equity attributable to stapled security holders of the Westfield Group					
Opening balance of equity		**19,466.4**	16,241.0	**934.7**	1,158.6
Contributed equity					
Application of AASB 132 and 139 effective 1 January 2005[iii]		–	74.0	–	–
Dividend/distribution reinvestment plan		**321.8**	466.2	**25.9**	38.6
Conversion of options		**93.7**	627.2	**24.5**	150.1
Foreign currency translation reserve					
Application of AASB 132 and 139 effective 1 January 2005[iii]		–	11.8	–	–
Net exchange difference on translation of foreign operations[i][ii]		**(92.1)**	(3.1)	–	–
Asset revaluation reserve					
Application of AASB 132 and 139 effective 1 January 2005[iii]		–	–	–	(28.1)
Retained profits					
Application of AASB 132 and 139 effective 1 January 2005[iii]		–	(451.8)	–	514.7
Change in accounting policy	2(v)	–	–	–	(750.3)
Dividend/distribution paid		**(1,919.9)**	(1,746.1)	**(71.2)**	(185.2)
Net adjustments recognised directly in equity		**(1,596.5)**	(1,021.8)	**(20.8)**	(260.2)
Net profit attributable to stapled security holders of the Westfield Group[i][ii]		**5,583.1**	4,247.2	**788.5**	36.3
Closing balance of equity attributable to stapled security holders of the Westfield Group		**23,453.0**	19,466.4	**1,702.4**	934.7
Changes in equity attributable to external minority interests					
Opening balance of equity		**131.8**	652.0	–	–
Application of AASB 132 and 139 effective 1 January 2005[iii]		–	(534.1)	–	–
Net profit attributable to external minority interests		**53.0**	21.5	–	–
Dividends/distributions paid or provided for		**(8.5)**	(7.6)	–	–
Closing balance of equity attributable to external minority interests		**176.3**	131.8	–	–
Total Equity		**23,629.3**	19,598.2	**1,702.4**	934.7

[i] Total income and expenses for the period attributable to stapled security holders of the Westfield Group, including amounts recognised directly in equity, is $5,491.0 million (31 December 2005: $4,244.1 million), being profit after tax expense for the period of $5,583.1 million (31 December 2005: $4,247.2 million) and the net exchange loss on translation of foreign operations of $92.1 million (31 December 2005: loss $3.1 million).

[ii] Total income and expenses for the period attributable to stapled security holders of the Westfield Group includes income and expenses attributable to unit holders of Westfield Trust and Westfield America Trust, including amounts recognised directly in equity, of $5,315.1 million (31 December 2005: $3,757.9 million), being profit after tax expense for the period of $5,390.3 million (31 December 2005: $3,796.2 million) and the net exchange loss on translation of foreign operations of $75.2 million (31 December 2005: loss $38.3 million).

[iii] The Group elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained profits at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date.

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**3,898.7**	3,547.3	**186.9**	47.0
Payments in the course of operations (including GST)		**(1,470.7)**	(1,397.9)	**(6.2)**	(6.1)
Settlement of currency derivatives		**143.6**	151.2	**-**	-
Dividends/distributions received from equity accounted associates		**243.1**	208.7	**-**	-
Income and withholding taxes paid		**(110.3)**	(117.7)	**(56.2)**	(65.8)
Goods and services taxes paid		**(170.0)**	(131.0)	**-**	-
Net cash flows from/(used in) operating activities	26(b)	**2,534.4**	2,260.6	**124.5**	(24.9)
Cash flows from investing activities					
Acquisition of property investments		**(851.4)**	(1,139.7)	**-**	-
Payments of capital expenditure for property investments		**(1,545.0)**	(1,152.9)	**-**	-
Proceeds from the sale of property investments		**1,915.3**	18.5	**-**	-
Proceeds from the sale of other investments		**-**	534.2	**603.9**	-
Net payments for investments in equity accounted investments		**(305.4)**	(2,536.7)	**-**	-
Net proceeds from the sale of property assets by equity accounted entities		**-**	157.6	**-**	-
Payment for the purchases of investments in subsidiaries		**-**	-	**(19.2)**	(47.2)
Payments for the purchases of property, plant and equipment		**(81.4)**	(83.2)	**-**	-
Proceeds from the sale of property, plant and equipment		**-**	27.9	**-**	-
Net cash flows (used in)/from investing activities		**(867.9)**	(4,174.3)	**584.7**	(47.2)
Cash flows from financing activities					
Proceeds from the issues of securities		**394.2**	977.4	**50.4**	188.6
Extinguishment of share options		**-**	(22.5)	**-**	-
Net proceeds from interest bearing liabilities		**1,083.2**	3,400.3	**-**	-
Financing costs		**(1,144.7)**	(912.5)	**(43.4)**	(19.0)
Net (payments)/proceeds from related entities		**-**	-	**(695.1)**	81.2
Interest received		**17.4**	18.1	**45.2**	6.3
Settlement of foreign currency loans and swaps		**(26.4)**	116.4	**-**	-
Dividends/distributions paid		**(1,919.9)**	(1,746.1)	**(71.2)**	(185.2)
Dividends/distributions paid by controlled entities to minority interests		**(8.1)**	(7.4)	**-**	-
Net cash flows (used in)/from financing activities		**(1,604.3)**	1,823.7	**(714.1)**	71.9
Net increase/(decrease) in cash and cash equivalents held		**62.2**	(90.0)	**(4.9)**	(0.2)
Add opening cash and cash equivalents brought forward		**171.3**	220.9	**(0.1)**	0.1
Initial cash contributed by Duelguide Plc on consolidation from equity accounted entities		**-**	41.1	**-**	-
Effects of exchange rate changes on opening cash brought forward		**(0.3)**	(0.7)	**-**	-
Cash and cash equivalents at the end of the year	26(a)	**233.2**	171.3	**(5.0)**	(0.1)

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2006

Note	Description	Page
1	Basis of preparation of the Financial Report	35
2	Summary of significant accounting policies	35
3	Property revenue	39
4	Currency derivatives	39
5	Profit on disposal of assets	39
6	Significant items	39
7	Goodwill	39
8	Financing costs	39
9	Taxation	40
10	Earnings per security	40
11	Derivative assets	41
12	Receivables	42
13	Investment properties	42
14	Details of shopping centre investments	42
14(a)	– Australia	43
14(b)	– New Zealand	44
14(c)	– United Kingdom	45
14(d)	– United States	46
15	Details of equity accounted investments	47
16	Other investments	49
17	Property, plant and equipment	49
18	Payables	49
19	Interest bearing liabilities	50
20	Other financial liabilities	51
21	Derivative liabilities	53
22	Contributed equity	53
23	Share based payments	54
24	Reserves	57
25	Retained profits	58
26	Cash and cash equivalents	58
27	Dividends/distributions	59
28	Net tangible asset backing	60
29	Lease commitments	60
30	Capital expenditure commitments	60
31	Contingent liabilities	60
32	Segment information	60
33	Derivative financial instruments	65
34	Fair value of financial assets and liabilities	69
35	Unhedged foreign currency net assets	69
36	Auditor's remuneration	70
37	Superannuation commitments	70
38	Employees	70
39	Related party disclosures	70
40	Remuneration of Key Management Personnel	72
41	Details of controlled entities, proportionately consolidated and equity accounted entities	74
42	Subsequent events	86

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report of the Westfield Group, comprising Westfield Holdings Limited ("Parent Company") and its controlled entities, for the year ended 31 December 2006 was approved in accordance with a resolution of the Board of Directors of the Parent Company on 16 March 2007.

The nature of the operations and principal activities of the Westfield Group are described in the Directors' Report.

(b) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

Certain Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 31 December 2006. The Directors have assessed the impact of these new or amended standards (to the extent relevant to the Group) and interpretations as follows:

"AASB 7 Financial Instruments: Disclosures AASB 2005-10 Amendments to Australian Accounting Standards (AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038) – new disclosure requirements for financial instruments applicable for annual reporting periods beginning on or after 1 January 2007. The standard requires disclosure of:

- the significance of financial instruments for an entity's financial position and performance; and
- qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk."

This standard will not impact the amounts recognised in the financial statements.

(c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

(d) Comparative information

Where applicable, certain comparative figures are restated in order to comply with the current period presentation of the financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting for the Westfield Group

The Westfield Group was established in July 2004 by the stapling of securities of each of the Parent Company, Westfield Trust ("WT") and Westfield America Trust ("WAT"). The securities trade as one security on the Australian Securities Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

As a result of the Merger the Parent Company, for accounting purposes, gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the scheme of arrangement of the Parent Company was lodged with ASIC. Accordingly, this transaction is accounted for as a business combination by consolidating the fair value of the net assets of WT and WAT.

This financial report has been prepared based upon a business combination by the Parent Company of WT and WAT and in recognition of the fact that the securities issued by the Parent Company, WT and WAT have been stapled and cannot be traded separately.

(b) Listed Property Trust Units

The constitutions of each of WT and WAT were amended at their respective Members' meetings on 12 May 2005. As part of the amendments the finite maximum term of each Trust was removed which allows unit holders' funds to continue to be treated as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The Group had deferred the adoption of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to 1 January 2005.

(c) Consolidation and classification

The consolidated financial report comprises the financial statements and notes to the financial statements of the Parent Company, and each of its controlled entities which includes WT and WAT ("Subsidiaries") as from the date the Parent Company obtained control until such time control ceased. The Parent Company and Subsidiaries are collectively referred to as the economic entity known as the Westfield Group ("the Group"). Where entities adopt accounting policies which differ from those of the Parent Company, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

i) Synchronisation of Financial Year

By an order dated 27 June 2005, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial year of the controlled entity Carindale Property Trust ("CPT"), coincides with the financial year of the Parent Company.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

In May 2002, the Group together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Westfield Group's economic interest is represented by a 54.2% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

In November 2004, the Group together with R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben, acquired the assets and liabilities of Duelguide Plc. The Westfield Group's economic interest is represented by a 50% equity ownership of DGL Acquisitions Limited which has been accounted for in accordance with the substance of the contractual agreements. Entities where the Group has a controlling interest have been consolidated. Other retail and property investments where the Group has significant influence have been equity accounted.

(d) Investment properties

The Group's investment properties include shopping centre investments, redevelopment projects and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, shopping centre investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties which are not development properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each shopping centre investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions including future rental income, anticipated maintenance costs, appropriate discount rate and make reference to market evidence of transaction prices for similar properties.

ii) Redevelopment and development projects

The Group's redevelopment projects comprise of costs incurred for the current and future redevelopment and expansion of existing shopping centre investments. Redevelopment projects include capitalised construction and redevelopment costs and where applicable, borrowing costs incurred on qualifying redevelopments

Redevelopment projects are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of redevelopment projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. On completion, redevelopment projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment at fair value and possible impairment in the fair value of the investment properties and redevelopment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(e) Other investments

Other investments, excluding investment in subsidiaries, are classified as available-for-sale. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Investment in subsidiaries are held at the lower of cost or recoverable amount. Refer note 2(v) for changes in accounting policy.

(f) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Company and its Australian subsidiaries is Australian dollars. The functional currency of the United States entities is United States dollars, of United Kingdom entities is British pounds and of New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Westfield Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on foreign currency loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

(g) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Revenue from external parties for property development and construction is recognised on a percentage completion basis. Stage of completion is assessed by independent quantity surveyors. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

(h) Expenses

Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Taxation

The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential capital gains tax as detailed below:

i) WT

Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

ii) WAT

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

iii) Deferred tax

Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

iv) Parent Company – tax consolidation

The Parent Company and its Australian resident wholly owned subsidiaries have formed a Tax Consolidation Group. The Parent Company has entered into tax funding arrangements with its Australian resident wholly owned subsidiaries, so that each subsidiary has agreed to pay or receive a tax equivalent amount to or from the Parent Company based on the net taxable amount or loss of the subsidiary at the current tax rate. The Tax Consolidation Group has applied the modified separate tax payer approach in determining the appropriate amount of current taxes to allocate.

(j) Goodwill and deferred tax on acquisitions of property businesses

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment. Impairment usually arises when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

(k) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST (or equivalent tax in overseas locations) except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(l) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.

Refer to note 2(s) for other items included in financing costs.

(m) Property development projects and construction contracts for external parties

Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract and provision is made for losses, if any, anticipated.

(n) Depreciation and amortisation

Property, plant and equipment and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class plant and equipment ranges from three to 15 years.

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(p) Employee benefits

The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided. The liability for employees' benefits to long service leave is provided to balance date based on the present values of the estimated future cash flows to be paid by the Group resulting from the employees' services provided.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Westfield Group. Any transaction costs arising on the issue of ordinary securities are recognised directly in equity as a reduction of the proceeds received.

(r) Cash and cash equivalents

Cash on hand, at bank and short term deposits on the balance sheet have a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(s) Derivative and other financial instruments

The Group's activities expose it to changes in interest rates and foreign exchange rates. The Group has policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations and limited interest rate swaps do not qualify for hedge accounting and are recorded at fair value through the profit and loss account.

The fair value of forward exchange contracts, interest rate swap contracts and other derivative contracts are calculated with reference to the relevant market rates for contracts of similar instruments and are significant estimates determined by the Group.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are due within 30 days. An estimate for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

ii) Financial liabilities

Payables

Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.

Interest bearing liabilities

Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include preference shares, trust units issued by subsidiaries with a fixed life and convertible debt. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps

The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value are reflected in the income statement immediately.

iv) Cross currency swaps and forward exchange contracts

The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses.

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses relating to the effective portion of the hedge are reflected in the foreign currency translation reserve. Any gain or losses relating to the ineffective portion are recognised directly in the income statement.

v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. Refer note 2(c).

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these financial statements.

vi) Derecognition of financial instruments

The derecognition of financial instruments takes place when the Group no longer controls the contractual rights that comprise the financial instrument which is normally the case when the instrument is sold or all cash flows attributable to the instrument have passed to an independent third party.

(t) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(u) Earnings per security

Basic earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities. Diluted earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities and dilutive potential ordinary securities.

(v) Changes in accounting policies

Previous Parent Company accounting policy

Investment in subsidiaries are carried at fair value, and any increments and decrements are recorded through the income statement.

Change in Parent Company accounting policy

As a result of the release of AASB 2005-4 Amendments of Australian Accounting Standards (AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038), Westfield Group changed its accounting policy in respect of investment in subsidiaries. This amendment to AASB 139 "Financial Instruments: Recognition and Measurement" limits the ability to fair value financial assets and liabilities to certain circumstances. Parent Company's investment in subsidiaries do not meet the circumstances outlined in the amended standard. As such the accounting policy in relation to investment in subsidiaries has been changed. Investment in subsidiaries are carried at cost, and increments and decrements are recorded in asset revaluation reserve.

The adoption of this new accounting policy resulted in a reduction in net assets of $1,003.6 million, being opening retained profits of $750.3 million and after tax profits of $253.3 million.

(w) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
NOTE 3 PROPERTY REVENUE					
Shopping centre base rent and other property income		**3,437.9**	3,109.7	**0.1**	0.1
Tenant allowances amortised		**(34.0)**	(20.7)	–	–
		3,403.9	3,089.0	**0.1**	0.1
NOTE 4 CURRENCY DERIVATIVES					
Gains/losses on currency derivatives (excluding mark to market of derivatives not qualifying for hedge accounting)		**68.3**	79.5	–	–
Mark to market of currency derivatives	6	**(298.9)**	(34.7)	–	–
		(230.6)	44.8	–	–
NOTE 5 PROFIT ON DISPOSAL OF ASSETS					
Revenues from asset sales		**2,110.3**	587.9	**601.4**	–
Cost of assets sold		**(2,074.9)**	(529.5)	**(54.4)**	–
Capital costs written off		**(14.5)**	–	–	–
		20.9	58.4	**547.0**	–
NOTE 6 SIGNIFICANT ITEMS					
Profit before tax and minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.					
Property revaluation		**4,581.4**	2,839.9	–	2.0
Equity accounted property revaluation	15(b)	**556.1**	352.5	–	–
Profit on disposal of assets	5	**20.9**	58.4	**547.0**	–
Profit on disposal of equity accounted assets	15(b)	–	23.4	–	–
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	7	**(104.1)**	(56.8)	–	–
Mark to market of interest rate hedges that do not qualify for hedge accounting	8	**(5.5)**	12.2	–	–
Mark to market of other financial liabilities	8	**(318.0)**	(166.7)	–	–
Mark to market of currency derivatives	4	**(298.9)**	(34.7)	–	–
NOTE 7 GOODWILL					
Goodwill carried on balance sheet		–	–	–	–
Movement in goodwill					
Balance at the beginning of the year		–	–	–	–
Goodwill on acquisitions due to the recognition of deferred tax liabilities		**104.1**	56.8	–	–
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		**(104.1)**	(56.8)	–	–
Balance at the end of the year		–	–	–	–
NOTE 8 FINANCING COSTS					
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)					
– Interest bearing liabilities		**(916.4)**	(639.8)	–	–
– Other financial liabilities		**(64.4)**	(62.8)	–	–
Related party borrowing costs		–	–	**(26.7)**	(39.6)
Financing costs capitalised to construction projects		**147.8**	57.4	–	–
Financing costs		**(833.0)**	(645.2)	**(26.7)**	(39.6)
Finance leases interest expense		**(7.6)**	(7.6)	–	–
Mark to market of interest rate hedges that do not qualify for hedge accounting	6	**(5.5)**	12.2	–	–
Interest expense on other financial liabilities		**(51.9)**	(51.6)	–	–
Mark to market of other financial liabilities	6	**(318.0)**	(166.7)	–	–
		(1,216.0)	(858.9)	**(26.7)**	(39.6)

	Consolidated		Parent Company	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
NOTE 9 TAXATION				
(a) Tax expense				
Current – underlying tax	**(63.1)**	(70.3)	**(5.1)**	6.9
Current – tax on sale of assets	**(7.2)**	(6.7)	**(7.8)**	–
Deferred	**(489.2)**	(395.0)	**–**	2.0
	(559.5)	(472.0)	**(12.9)**	8.9

The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:

Accounting profit before income tax	**6,195.6**	4,740.7	**801.4**	27.4
Prima facie tax expense at 30% (31 December 2005: 30%)	**(1,858.7)**	(1,422.2)	**(240.4)**	(8.2)
WT income not assessable	**1,242.5**	549.5	**–**	–
WAT income not assessable	**(79.3)**	48.6	**–**	–
Differential of tax rates on US foreign income	**217.5**	384.4	**–**	–
Differential of tax rates on UK foreign income	**5.4**	19.8	**–**	–
Sale of subsidiary company to WAT	**–**	–	**156.2**	–
Impairment write down of investment in subsidiaries	**–**	–	**(3.2)**	–
Write up of subsidiary investments previously written down	**–**	–	**20.8**	–
Goodwill write off not deductible	**(31.2)**	(17.0)	**–**	–
Tax on inter entity transactions	**(28.2)**	(33.0)	**–**	–
Prior year (under)/over provision	**(2.2)**	2.0	**–**	–
Capital items not deductible	**(29.2)**	–	**–**	–
Other items	**3.9**	(4.1)	**(2.1)**	3.0
Inter entity dividends	**–**	–	**55.8**	14.1
Tax expense	**(559.5)**	(472.0)	**(12.9)**	8.9
(b) Deferred tax assets				
Provisions and accruals	**11.5**	31.8	**–**	–
Unrealised exchange loss on financial derivatives	**21.9**	34.4	**18.0**	4.9
	33.4	66.2	**18.0**	4.9
(c) Deferred tax liabilities				
Tax effect of book value in excess of the tax cost base of investment properties	**2,673.3**	2,151.3	**–**	–
Unrealised exchange gain on financial derivatives	**86.9**	70.2	**17.7**	4.5
Other timing differences	**13.2**	11.6	**–**	–
	2,773.4	2,233.1	**17.7**	4.5

(d) Deferred tax assets and deferred tax liabilities not charged to tax expense
The closing balance of deferred tax assets and deferred tax liabilities includes amounts charged to the foreign currency translation reserve of $65.3 million (31 December 2005: $62.2 million) and amounts charged to retained profits of nil (31 December 2005: $38.4 million) due to the initial application of AASB 132 and 139 on 1 January 2005. Deferred tax liabilities as at 31 December 2005 also included an amount of $476.0 million arising from the reallocation of deferred tax liabilities from equity accounted associates to the Group deferred tax liabilities as a result of the Group consolidating Duelguide Plc in early August 2005.

	Consolidated	
	31 Dec 06 cents	31 Dec 05 cents
NOTE 10 EARNINGS PER SECURITY		
(a) Attributable to Members of the Parent Company		
Basic earnings per share	**10.98**	26.29
Diluted earnings per share	**10.92**	26.09

The following reflects the income and security data used in the calculations of basic and diluted earnings per share:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per share	**1,756,536,150**	1,715,527,980
Bonus element of security options which are dilutive	**9,564,683**	13,078,039
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per share	**1,766,100,833**	1,728,606,019

	Consolidated	
	31 Dec 06 $million	31 Dec 05 $million

NOTE 10 EARNINGS PER SECURITY (CONTINUED)

(a) Attributable to Members of the Parent Company (continued)		
Earnings used in calculating basic earnings per share	**192.8**	451.0
Adjustment to earnings on options which are considered dilutive	–	–
Earnings used in calculating diluted earnings per share	**192.8**	451.0

The weighted average number of converted, lapsed or cancelled potential ordinary shares used in diluted earnings per share was 2,081,953 (31 December 2005: 17,988,532).

	cents	cents
(b) Attributable to stapled security holders of the Westfield Group		
Basic earnings per stapled security	**317.85**	247.57
Diluted earnings per stapled security	**317.83**	247.53

The following reflects the income and security data used in the calculations of basic and diluted earnings per stapled security:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per stapled security	**1,756,536,150**	1,715,527,980
Bonus element of security options which are dilutive [(i)]	**96,335**	282,914
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per stapled security	**1,756,632,485**	1,715,810,894

	$million	$million
Earnings used in calculating basic earnings per stapled security	**5,583.1**	4,247.2
Adjustment to earnings on options which are considered dilutive	–	–
Earnings used in calculating diluted earnings per stapled security	**5,583.1**	4,247.2

(i) At 31 December 2006, there were 9,455,329 (31 December 2005: 12,795,125) bonus element of security options. These bonus element of security options have been determined as anti-dilutive for the current period. The adjustment to earnings in respect of these bonus element of security options was $132.3 million (31 December 2005: $87.2 million).

The weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was 377,971 (31 December 2005: 775,871).

(c) Conversions, calls, subscription or issues after 31 December 2006

Since the end of the financial year:

- 2,971,107 stapled securities have been issued as a consequence of the exercise of options; and
- 11,532,131 stapled securities have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary securities or issues of potential ordinary securities since the reporting date and before the completion of this report.

	Consolidated		Parent Company	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million

NOTE 11 DERIVATIVE ASSETS

Current				
Receivables under forward exchange contracts	**172.4**	279.9	–	–
Receivables under cross currency contracts	**43.9**	–	–	–
Receivables on interest rate hedges	**2.5**	47.5	–	–
	218.8	327.4	–	–
Non Current				
Receivables under cross currency contracts	**784.8**	298.8	–	–
Receivables under forward exchange contracts	**103.5**	161.0	–	–
Receivables on interest rate hedges	**95.0**	–	–	–
	983.3	459.8	–	–

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
NOTE 12 RECEIVABLES					
Current					
Sundry debtors		**195.2**	134.3	**–**	–
Interest bearing loans to controlled entities		**–**	–	**922.5**	751.8
Non interest bearing loans to controlled entities		**–**	–	**1,295.4**	726.2
		195.2	134.3	**2,217.9**	1,478.0
Non Current					
Sundry debtors		**59.6**	33.9	**–**	–
		59.6	33.9	**–**	–
NOTE 13 INVESTMENT PROPERTIES					
Current					
Shopping centre investments	14	**149.8**	–	**–**	–
		149.8	–	**–**	–
Non Current					
Shopping centre investments	14	**37,161.7**	35,067.5	**–**	–
Redevelopment and development projects		**3,578.4**	2,555.6	**2.3**	2.3
		40,740.1	37,623.1	**2.3**	2.3
Movement in current and non current investment properties					
Balance at the beginning of the year		**37,623.1**	27,779.8	**2.3**	0.3
Acquisition of properties		**1,107.9**	1,277.9	**–**	–
Disposal of properties		**(2,107.5)**	(12.5)	**–**	–
Transfer (to)/ from equity accounted investment properties		**(1,178.4)**	3,384.0	**–**	–
Redevelopment costs		**1,995.0**	1,461.5	**–**	–
Net revaluation increment		**4,581.4**	2,839.9	**–**	2.0
Translation of foreign operations		**(1,131.6)**	892.5	**–**	–
Balance at the end of the year		**40,889.9**	37,623.1	**2.3**	2.3

A reconciliation of investment properties at market value to the carrying value is shown below:

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
Investment properties at market value		**41,160.8**	37,757.8	**2.3**	2.3
Add ground leases included as finance leases		**92.1**	138.7	**–**	–
Less amounts included in deferred costs and receivables		**(363.0)**	(273.4)	**–**	–
Carrying value of current and non current investment properties		**40,889.9**	37,623.1	**2.3**	2.3

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million
NOTE 14 DETAILS OF SHOPPING CENTRE INVESTMENTS			
Consolidated Australian shopping centres	14(a)	**17,861.1**	14,417.7
Consolidated New Zealand shopping centres	14(b)	**2,301.8**	1,899.5
Consolidated United Kingdom shopping centres	14(c)	**190.3**	2,343.9
Consolidated United States shopping centres	14(d)	**16,958.3**	16,406.4
Total consolidated shopping centres[(i)]		**37,311.5**	35,067.5
Equity accounted Australian shopping centres	14(a),15(c)	**1,475.9**	996.5
Equity accounted United Kingdom shopping centres	14(c),15(c)	**2,386.1**	998.1
Equity accounted United States shopping centres	14(d),15(c)	**2,739.0**	2,542.2
Total equity accounted shopping centres	15(c)	**6,601.0**	4,536.8
		43,912.5	39,604.3
(i) Total consolidated shopping centres are explained by:			
Current	13	**149.8**	–
Non Current	13	**37,161.7**	35,067.5
Total		**37,311.5**	35,067.5

NOTE 14 DETAILS OF SHOPPING CENTRE INVESTMENTS (CONTINUED)

Investment properties are carried at the Directors' determination of fair value based on annual independent valuations where appropriate. This is determined by the investment's original acquisition cost together with capital expenditure since acquisition or latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs, ground leases and straight line rent recorded separately on the balance sheet.

Full independent valuation of a shopping centre is conducted at least once every three years with independent update valuations conducted during the intervening periods. Independent valuations are conducted in accordance with International Valuation Standards Committee for Australian and New Zealand properties, RICS Appraisal and Valuation Standards which is mandatory for Chartered Surveyors for the United Kingdom properties and Uniform Standards of Professional Appraisal Practice for the United States properties.

Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which have taken place since or has not been included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated annually based on the most recent independent valuation of the shopping centre in conjunction with current financial information to prepare an independent update valuation using both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occurred.

NOTE 14(a) DETAILS OF SHOPPING CENTRE INVESTMENTS – AUSTRALIA

Consolidated Australian shopping centres	Ownership Interest %	Consolidated interest %	**Carrying value 31 Dec 06 $million**	Carrying value 31 Dec 05 $million	Latest independent valuation Date	Valuer
Airport West	50.0	50.0	**137.1**	114.7	06-06	Colliers International C&V Pty Limited
Bay City[i]	50.0	50.0	**107.2**	97.2	06-06	Jones Lang La Salle
Belconnen	100.0	100.0	**647.7**	493.2	06-06	CB Richard Ellis Pty Limited
Bondi Junction	100.0	100.0	**1,933.5**	1,502.9	12-06	CB Richard Ellis Pty Limited
Booragoon	25.0	25.0	**181.6**	149.5	12-06	CB Richard Ellis Pty Limited
Burwood	100.0	100.0	**703.1**	544.4	06-06	CB Richard Ellis Pty Limited
Carindale	25.0	50.0	**403.0**	316.8	06-06	Colliers International C&V Pty Limited
Carousel	100.0	100.0	**623.8**	509.4	12-06	Colliers International C&V Pty Limited
Chatswood	100.0	100.0	**840.1**	752.5	06-06	CB Richard Ellis Pty Limited
Chermside	100.0	100.0	**1,037.7**	569.9	12-06	Knight Frank Valuations
Doncaster[i]	100.0	100.0	**387.3**	374.0	06-06	CB Richard Ellis Pty Limited
Figtree	100.0	100.0	**110.9**	95.6	06-06	Knight Frank Valuations
Fountain Gate	100.0	100.0	**738.5**	598.8	06-06	Knight Frank Valuations
Helensvale	50.0	50.0	**138.3**	103.6	06-06	Jones Lang La Salle
Hornsby	100.0	100.0	**775.8**	615.1	06-06	CB Richard Ellis Pty Limited
Hurstville	50.0	50.0	**288.0**	242.1	06-06	CB Richard Ellis Pty Limited
Innaloo	100.0	100.0	**228.0**	159.4	06-06	Savills (NSW) Pty Limited
Knox	30.0	30.0	**260.3**	213.6	12-06	CB Richard Ellis Pty Limited
Kotara[i]	100.0	100.0	**284.2**	279.3	12-06	CB Richard Ellis Pty Limited
Liverpool	50.0	50.0	**419.1**	229.4	12-06	Pricewaterhouse Coopers
Macquarie	50.0	50.0	**394.1**	324.2	12-06	CB Richard Ellis Pty Limited
Marion	50.0	50.0	**439.0**	349.3	12-06	Colliers International C&V Pty Limited
Miranda	50.0	50.0	**579.2**	481.6	06-06	Knight Frank Valuations
Mt Gravatt	75.0	75.0	**567.8**	468.4	06-06	CB Richard Ellis Pty Limited
North Lakes[i]	50.0	50.0	**57.7**	53.2	06-06	Jones Lang La Salle
North Rocks	100.0	100.0	**83.7**	75.6	12-06	Knight Frank Valuations
Pacific Fair	40.0	40.0	**412.2**	370.4	12-06	CB Richard Ellis Pty Limited
Parramatta	100.0	100.0	**1,432.1**	1,124.4	06-06	CB Richard Ellis Pty Limited
Penrith	50.0	50.0	**498.9**	442.0	12-06	CB Richard Ellis Pty Limited
Plenty Valley[i]	50.0	50.0	**13.1**	11.8	06-06	Jones Lang La Salle
Strathpine	100.0	100.0	**257.8**	224.3	12-06	Knight Frank Valuations
Sydney City[ii]	100.0	100.0	**1,183.3**	1,039.3	12-06	CB Richard Ellis Pty Limited
Tuggerah	100.0	100.0	**551.4**	508.4	12-06	Savills (NSW) Pty Limited
Warrawong	100.0	100.0	**204.4**	173.6	12-06	Pricewaterhouse Coopers
Warringah Mall	25.0	25.0	**251.9**	214.4	12-06	CB Richard Ellis Pty Limited
Westlakes	50.0	50.0	**155.6**	130.8	06-06	Colliers International C&V Pty Limited
Whitford City	50.0	50.0	**246.8**	209.9	12-06	Savills (NSW) Pty Limited
Woden	50.0	50.0	**286.9**	254.7	12-06	Savills (NSW) Pty Limited
Total consolidated centres			**17,861.1**	14,417.7		

NOTE 14(a) DETAILS OF SHOPPING CENTRE INVESTMENTS – AUSTRALIA (CONTINUED)

Equity accounted Australian shopping centres (refer note 15(c))	Ownership Interest %	Equity accounted interest %	**Carrying Value 31 Dec 06 $million**	Carrying Value 31 Dec 05 $million	Latest independent valuation Date	Valuer
Cairns	50.0	50.0	**168.3**	–	(iii)	
Karrinyup	25.0	25.0	**119.7**	99.2	12-06	CB Richard Ellis Pty Limited
Macquarie	5.0	5.0	**39.4**	32.5	12-06	CB Richard Ellis Pty Limited
Mt Druitt	50.0	50.0	**199.0**	179.5	12-06	Jones Lang La Salle
Pacific Fair	4.0	4.0	**41.2**	37.2	12-06	CB Richard Ellis Pty Limited
Southland	50.0	50.0	**590.1**	414.1	06-06	CB Richard Ellis Pty Limited
Tea Tree Plaza	50.0	50.0	**318.2**	234.0	06-06	CB Richard Ellis Pty Limited
Total equity accounted centres			**1,475.9**	996.5		
Total Australian portfolio			**19,337.0**	15,414.2		

(i) Properties currently under redevelopment.
(ii) Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade.
(iii) Initial interest acquired in October 2006.

NOTE 14(b) DETAILS OF SHOPPING CENTRE INVESTMENTS – NEW ZEALAND

Consolidated New Zealand shopping centres	Ownership Interest %	Consolidated interest %	**Carrying Value 31 Dec 06 NZ$million**	Carrying Value 31 Dec 05 NZ$million	Latest independent valuation Date	Valuer
Chartwell(i)	100.0	100.0	**137.1**	64.3	12-06	Collier International New Zealand Limited
Downtown	100.0	100.0	**73.2**	59.9	12-06	Collier International New Zealand Limited
Glenfield	100.0	100.0	**185.7**	152.2	12-06	CB Richard Ellis Limited
Manukau	100.0	100.0	**241.1**	210.7	12-06	Collier International New Zealand Limited
Newmarket(i)	100.0	100.0	**254.7**	159.6	12-06	CB Richard Ellis Limited
Pakuranga	100.0	100.0	**119.3**	106.7	12-06	CB Richard Ellis Limited
Queensgate	100.0	100.0	**350.0**	301.1	12-06	CB Richard Ellis Limited
Riccarton	100.0	100.0	**378.4**	299.9	12-06	Collier International New Zealand Limited
Shore City	100.0	100.0	**144.8**	116.7	12-06	CB Richard Ellis Limited
St Lukes	100.0	100.0	**483.7**	384.8	12-06	Collier International New Zealand Limited
WestCity	100.0	100.0	**212.8**	178.8	12-06	CB Richard Ellis Limited
Total New Zealand portfolio			**2,580.8**	2,034.7		
Exchange rate			**1.1212**	1.0712		
Total New Zealand portfolio in A$			**2,301.8**	1,899.5		

(i) Properties currently under redevelopment.

NOTE 14(c) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED KINGDOM

Consolidated United Kingdom shopping centres	Ownership Interest %	Consolidated interest %	**Carrying Value 31 Dec 06 £million**	Carrying Value 31 Dec 05 £million	Latest independent valuation Date	Valuer
Merry Hill	n/a	n/a	–	920.0	12-05	Atisreal Limited
Sprucefield	100.0	100.0	**76.6**	75.0	06-06	Knight Frank LLP
Total consolidated centres			**76.6**	995.0		
Exchange rate			**0.4025**	0.4245		
Total consolidated centres in A$			**190.3**	2,343.9		

Equity accounted United Kingdom shopping centres (refer note 15(c))	Ownership Interest %	Equity accounted interest %	**Carrying Value 31 Dec 06 £million**	Carrying Value 31 Dec 05 £million	Latest independent valuation Date	Valuer
Broadmarsh	75.0	75.0	**66.5**	64.1	12-06	CB Richard Ellis Limited
CastleCourt	50.0	50.0	**157.5**	140.0	12-06	Knight Frank LLP
Eagle [i]	50.0	50.0	**83.3**	79.1	12-06	Knight Frank LLP
Friary	50.0	50.0	**75.0**	68.2	12-06	Knight Frank LLP
Merry Hill [ii]	50.0	50.0	**495.0**	n/a	12-05	Atisreal Limited
Royal Victoria Place	50.0	50.0	**83.1**	72.3	12-06	Knight Frank LLP
Total equity accounted centres			**960.4**	423.7		
Exchange rate			**0.4025**	0.4245		
Total equity accounted centres in A$			**2,386.1**	998.1		
Total United Kingdom centres			**1,037.0**	1,418.7		
Exchange rate			**0.4025**	0.4245		
Total United Kingdom centres in A$			**2,576.4**	3,342.0		

[i] Properties currently under redevelopment.

[ii] The carrying value at 31 December 2006 was based on the sale price of a 50% joint venture interest in Merry Hill shopping centre to a third party during the financial year.

NOTE 14(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES

Consolidated United States shopping centres	Ownership Interest %	Consolidated interest %	**Carrying Value 31 Dec 06 US$million**	Carrying Value 31 Dec 05 US$million	Latest independent valuation Date	Valuer
Annapolis [i]	100.0	100.0	**442.2**	442.0	12-05	PricewaterhouseCoopers LLP
Belden Village	100.0	100.0	**187.2**	159.8	12-06	PricewaterhouseCoopers LLP
Brandon [i]	100.0	100.0	**218.5**	217.5	12-04	Weiser Realty Advisors, LLC
Capital [i]	100.0	100.0	**96.8**	96.6	06-04	American Appraisals, Inc.
Century City	100.0	100.0	**699.3**	442.1	12-06	Weiser Realty Advisors, LLC
Chesterfield	100.0	100.0	**237.0**	143.7	12-06	Weiser Realty Advisors, LLC
Chicago Ridge	100.0	100.0	**126.6**	121.5	06-06	Weiser Realty Advisors, LLC
Citrus Park [i]	100.0	100.0	**216.2**	216.0	12-05	Weiser Realty Advisors, LLC
Connecticut Post	100.0	100.0	**283.8**	151.4	12-06	Weiser Realty Advisors, LLC
Countryside	100.0	100.0	**246.8**	202.1	06-06	PricewaterhouseCoopers LLP
Crestwood	100.0	100.0	**64.4**	78.2	12-05	PricewaterhouseCoopers LLP
Downtown Plaza	100.0	100.0	**206.3**	190.6	06-06	Weiser Realty Advisors, LLC
Eagle Rock [iii]	–	–	**–**	51.2	12-05	Cushman & Wakefield of California, Inc.
Eastland	100.0	100.0	**126.7**	118.2	06-06	Cushman & Wakefield of California, Inc.
Eastridge	100.0	100.0	**47.8**	46.4	06-06	PricewaterhouseCoopers LLP
Enfield [iii]	–	–	**–**	87.9	12-05	PricewaterhouseCoopers LLP
Fox Hills	100.0	100.0	**201.3**	178.7	12-06	PricewaterhouseCoopers LLP
Fox Valley	100.0	100.0	**258.5**	245.8	06-06	PricewaterhouseCoopers LLP
Franklin Park	100.0	100.0	**404.4**	341.9	12-06	PricewaterhouseCoopers LLP
Galleria at Roseville [i]	100.0	100.0	**335.9**	297.4	06-06	Cushman & Wakefield of California, Inc.
Gateway	100.0	100.0	**144.9**	141.8	06-06	Weiser Realty Advisors, LLC
Great Northern	100.0	100.0	**166.9**	161.4	06-06	PricewaterhouseCoopers LLP
Hawthorn [i]	100.0	100.0	**241.0**	240.2	12-05	Weiser Realty Advisors, LLC
Horton Plaza	100.0	100.0	**383.9**	371.6	06-06	Cushman & Wakefield of California, Inc.
Independence [iii]	–	–	**–**	154.6	12-05	PricewaterhouseCoopers LLP
Louis Joliet	100.0	100.0	**131.5**	116.9	06-06	PricewaterhouseCoopers LLP
Mainplace	100.0	100.0	**283.1**	251.6	06-06	Cushman & Wakefield of California, Inc.
Meriden	100.0	100.0	**178.0**	171.5	06-06	PricewaterhouseCoopers LLP
Mid Rivers	100.0	100.0	**188.7**	182.9	06-06	Weiser Realty Advisors, LLC
Midway [iii]	–	–	**–**	89.3	12-05	Weiser Realty Advisors, LLC
Mission Valley [i]	100.0	100.0	**300.8**	297.4	06-06	PricewaterhouseCoopers LLP
North County	100.0	100.0	**228.4**	222.5	12-06	Cushman & Wakefield of California, Inc.
Northwest [iii]	–	–	**–**	41.6	12-05	PricewaterhouseCoopers LLP
Oakridge	100.0	100.0	**404.9**	362.5	12-06	Cushman & Wakefield of California, Inc.
Old Orchard [i]	100.0	100.0	**416.7**	415.8	12-05	Weiser Realty Advisors, LLC
Palm Desert	100.0	100.0	**219.1**	213.3	06-06	Weiser Realty Advisors, LLC
Parkway	100.0	100.0	**343.7**	322.2	12-06	PricewaterhouseCoopers LLP
Plaza Bonita [i]	100.0	100.0	**246.7**	246.2	12-05	PricewaterhouseCoopers LLP
Plaza Camino Real [ii]	100.0	100.0	**233.0**	n/a	12-06	PricewaterhouseCoopers LLP
Promenade	100.0	100.0	**84.1**	85.7	12-06	PricewaterhouseCoopers LLP
Richland [iii]	–	–	**–**	52.9	12-05	Weiser Realty Advisors, LLC
San Francisco Centre	100.0	100.0	**302.1**	252.7	12-06	Weiser Realty Advisors, LLC
Santa Anita	100.0	100.0	**418.6**	375.3	12-06	PricewaterhouseCoopers LLP
Sarasota [i]	100.0	100.0	**93.5**	93.1	12-04	Weiser Realty Advisors, LLC
Solano	100.0	100.0	**247.3**	182.2	12-06	PricewaterhouseCoopers LLP
Southcenter [i]	100.0	100.0	**389.9**	266.2	12-05	Weiser Realty Advisors, LLC
South County	100.0	100.0	**189.9**	193.6	12-06	Weiser Realty Advisors, LLC
Southgate	100.0	100.0	**100.8**	93.7	12-06	Weiser Realty Advisors, LLC
Southlake	100.0	100.0	**266.8**	207.5	12-06	Weiser Realty Advisors, LLC
Southpark [i]	100.0	100.0	**195.1**	194.7	12-04	Weiser Realty Advisors, LLC
South Shore	100.0	100.0	**246.2**	255.7	12-06	PricewaterhouseCoopers LLP
Sunrise	100.0	100.0	**161.2**	157.0	12-06	Weiser Realty Advisors, LLC
Topanga	100.0	100.0	**715.2**	228.2	12-06	PricewaterhouseCoopers LLP
Trumbull	100.0	100.0	**313.4**	271.9	06-06	PricewaterhouseCoopers LLP
Vancouver	100.0	100.0	**156.0**	145.4	12-06	Cushman & Wakefield of California, Inc.
West County	100.0	100.0	**356.3**	327.6	06-06	PricewaterhouseCoopers LLP
West Covina	100.0	100.0	**308.7**	276.0	12-06	PricewaterhouseCoopers LLP
West Park [iii]	–	–	**–**	63.6	12-05	PricewaterhouseCoopers LLP
Westland [iii]	–	–	**–**	28.3	12-05	PricewaterhouseCoopers LLP
Wheaton	100.0	100.0	**334.2**	331.0	06-06	PricewaterhouseCoopers LLP
Department stores	100.0	100.0	**–**	106.4	12-05	Weiser Realty Advisors, LLC
Total consolidated centres			13,390.3	12,021.0		
Exchange Rate			**0.7896**	0.7327		
Total consolidated centres in A$			**16,958.3**	16,406.4		

NOTE 14(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES (CONTINUED)

Equity accounted United States shopping centres (refer note 15(c))	Ownership Interest %	Equity accounted interest %	**Carrying Value 31 Dec 06 US$million**	Carrying Value 31 Dec 05 US$million	Latest independent valuation Date	Valuer
Fashion Square	50.0	50.0	**145.5**	133.7	12-06	Cushman & Wakefield of California, Inc.
Garden State Plaza [i]	50.0	50.0	**539.5**	538.9	12-04	PricewaterhouseCoopers LLP
Montgomery	50.0	50.0	**243.8**	235.7	06-06	Weiser Realty Advisors, LLC
North Bridge	33.3	33.3	**130.0**	126.6	06-06	Weiser Realty Advisors, LLC
Plaza Camino Real [ii]	n/a	n/a	**–**	84.9	12-05	PricewaterhouseCoopers LLP
San Francisco Emporium	50.0	50.0	**308.0**	–	12-06	Weiser Realty Advisors, LLC
UTC	50.0	50.0	**183.4**	174.6	06-06	Weiser Realty Advisors, LLC
Valencia Town Center	50.0	50.0	**111.8**	104.9	06-06	Weiser Realty Advisors, LLC
Valley Fair	50.0	50.0	**500.7**	463.4	12-06	Cushman & Wakefield of California, Inc.
Total equity accounted centres			**2,162.7**	1,862.7		
Exchange Rate			**0.7896**	0.7327		
Total equity accounted centres in A$			**2,739.0**	2,542.2		
Total United States portfolio			**15,553.0**	13,883.7		
Exchange Rate			**0.7896**	0.7327		
Total United States portfolio in A$			**19,697.3**	18,948.7		

[i] Properties currently under redevelopment.

[ii] During the year, the Group acquired the remaining interest in Plaza Camino Real. This property is consolidated as at 31 December 2006.

[iii] Properties disposed of during the year.

NOTE 15 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	**Economic interest 31 Dec 06**	Economic interest 31 Dec 05	**Consolidated carrying value 31 Dec 06 $million**	Consolidated carrying value 31 Dec 05 $million
(a) Equity accounted entities carrying value						
Australian investments [i]						
AMP Wholesale Shopping Centre Trust No.2	Trust units	30 Jun	**10.0%**	10.0%	**65.2**	54.7
Cairns	Trust units	30 Jun	**50.0%**	–	**170.0**	–
Karrinyup	Trust units	30 Jun	**25.0%**	25.0%	**120.0**	99.4
Mt Druitt	Trust units	30 Jun	**50.0%**	50.0%	**196.1**	173.2
SA Shopping Centre Trust	Trust units	31 Dec	**50.0%**	50.0%	**29.9**	21.5
Southland	Trust units	30 Jun	**50.0%**	50.0%	**589.6**	407.0
Tea Tree Plaza	Trust units	30 Jun	**50.0%**	50.0%	**290.5**	212.7
					1,461.3	968.5
United Kingdom investments [i]						
Broadmarsh [ii]	Partnership interest	31 Dec	**75.0%**	75.0%	**212.4**	188.3
CastleCourt	Partnership interest	31 Dec	**50.0%**	50.0%	**244.0**	183.1
Eagle	Partnership interest	31 Dec	**50.0%**	50.0%	**178.4**	110.5
Friary	Partnership interest	31 Dec	**50.0%**	50.0%	**107.1**	81.7
Merry Hill	Partnership interest	31 Dec	**50.0%**	100.0%	**1,302.6**	–
Royal Victoria Place	Partnership interest	31 Dec	**50.0%**	50.0%	**106.6**	75.4
Sprucefield	Shares	31 Dec	**50.0%**	50.0%	**19.9**	26.6
Other retail and property investments	Partnership interest	31 Dec	**50.0%**	50.0%	**2.1**	5.4
					2,173.1	671.0
United States investments [i]						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**189.8**	186.7
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**393.0**	404.6
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**231.5**	218.7
North Bridge	Partnership units	31 Dec	**33.3%**	33.3%	**84.4**	84.6
Plaza Camino Real	Partnership units	31 Dec	**–**	40.0%	**–**	96.5
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**170.3**	153.8
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**193.2**	195.9
Valencia Town Centre	Partnership units	31 Dec	**50.0%**	50.0%	**65.1**	60.5
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**427.7**	403.6
Other retail and property investments	Units/shares	31 Dec			**20.8**	23.3
					1,775.8	1,828.2
Total equity accounted investments					**5,410.2**	3,467.7

[i] All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

[ii] The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control. Accordingly, Broadmarsh has been accounted for in accordance with AASB 131: Interest in Joint Ventures.

NOTE 15 DETAILS OF EQUITY ACCOUNTED INVESTMENTS (CONTINUED)

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
(b) Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Property revenue	**101.6**	88.9	**83.2**	179.6	**225.5**	207.1	**410.3**	475.6
Property revaluation	**301.5**	69.0	**86.0**	50.9	**168.6**	232.6	**556.1**	352.5
Profit on disposal of assets (refer note 6)	**-**	–	**-**	23.4	**–**	–	**–**	23.4
Interest income	**-**	–	**1.7**	4.1	**-**	–	**1.7**	4.1
Total revenue from ordinary activities	**403.1**	157.9	**170.9**	258.0	**394.1**	439.7	**968.1**	855.6
Property outgoings	**(27.4)**	(21.7)	**(29.9)**	(49.5)	**(62.4)**	(52.1)	**(119.7)**	(123.3)
Borrowing costs	**(1.5)**	(1.3)	**(5.0)**	(99.7)	**(45.0)**	(45.4)	**(51.5)**	(146.4)
Net profit from equity accounted entities before tax expense	**374.2**	134.9	**136.0**	108.8	**286.7**	342.2	**796.9**	585.9
Income tax expense	**-**	–	**–**	(6.0)	**–**	–	**–**	(6.0)
Share of net profits of equity accounted entities	**374.2**	134.9	**136.0**	102.8	**286.7**	342.2	**796.9**	579.9
(c) Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	**13.0**	5.2	**41.0**	32.0	**39.4**	28.7	**93.4**	65.9
Receivables	**4.4**	2.3	**5.5**	29.8	**15.9**	12.1	**25.8**	44.2
Shopping centre investments (refer note 14)	**1,475.9**	996.5	**2,386.1**	998.1	**2,739.0**	2,542.2	**6,601.0**	4,536.8
Redevelopment projects	**2.3**	2.0	**365.2**	181.7	**85.3**	233.2	**452.8**	416.9
Other investments	**–**	–	**–**	–	**22.0**	23.3	**22.0**	23.3
Other assets	**4.4**	4.3	**7.5**	11.5	**39.2**	28.4	**51.1**	44.2
Total assets	**1,500.0**	1,010.3	**2,805.3**	1,253.1	**2,940.8**	2,867.9	**7,246.1**	5,131.3
Payables	**(20.7)**	(23.8)	**(41.0)**	(67.5)	**(41.7)**	(32.1)	**(103.4)**	(123.4)
Deferred tax	**-**	–	**(5.7)**	(10.1)	**–**	–	**(5.7)**	(10.1)
Interest bearing liabilities	**(18.0)**	(18.0)	**(585.5)**	(504.5)	**(1,123.3)**	(1,007.6)	**(1,726.8)**	(1,530.1)
Total liabilities	**(38.7)**	(41.8)	**(632.2)**	(582.1)	**(1,165.0)**	(1,039.7)	**(1,835.9)**	(1,663.6)
Net assets	**1,461.3**	968.5	**2,173.1**	671.0	**1,775.8**	1,828.2	**5,410.2**	3,467.7
(d) Details of the Westfield Group's aggregate share of equity accounted entities lease commitments								
Operating lease receivables								
Future minimum rental revenues under non-cancellable operating retail property leases								
Due within one year	**64.9**	60.1	**178.4**	81.5	**136.0**	135.8	**379.3**	277.4
Due between one and five years	**161.0**	157.4	**632.3**	251.2	**456.2**	448.1	**1,249.5**	856.7
Due after five years	**113.1**	117.9	**1,287.8**	440.6	**373.3**	333.1	**1,774.2**	891.6
	339.0	335.4	**2,098.5**	773.3	**965.5**	917.0	**3,403.0**	2,025.7
(e) Details of the Westfield Group's aggregate share of equity accounted entities capital expenditure commitments								
Estimated capital expenditure commitments								
Due within one year	**-**	0.3	**166.0**	114.0	**61.9**	218.4	**227.9**	332.7
Due between one and five years	**-**	–	**-**	114.0	**–**	15.9	**–**	129.9
	–	0.3	**166.0**	228.0	**61.9**	234.3	**227.9**	462.6
(f) Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities								
Performance guarantees	**–**	–	**17.4**	14.1	**2.3**	2.5	**19.7**	16.6
	-	–	**17.4**	14.1	**2.3**	2.5	**19.7**	16.6

	Consolidated		Parent Company	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million

NOTE 16 OTHER INVESTMENTS

	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
Listed investments	**7.2**	5.4	–	–
Unlisted investments	**107.7**	116.1	–	–
Investment in subsidiaries	–	–	**1,094.3**	1,070.9
	114.9	121.5	**1,094.3**	1,070.9
Movement in other investments				
Balance at the beginning of the year	**121.5**	592.7	**1,070.9**	1,027.1
Additions	–	11.8	**19.3**	47.2
Disposals	–	(510.9)	**(54.4)**	–
Net revaluation increment	**1.8**	21.2	–	–
Write up of subsidiary investments previously written down	–	–	**69.3**	–
Write down of investment in subsidiaries	–	–	**(10.8)**	(3.4)
Retranslation of foreign operations	**(8.4)**	6.7	–	–
Balance at the end of the year	**114.9**	121.5	**1,094.3**	1,070.9

NOTE 17 PROPERTY, PLANT AND EQUIPMENT

	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
At cost	**392.0**	322.3	–	–
Accumulated depreciation	**(149.3)**	(140.3)	–	–
Total property, plant and equipment	**242.7**	182.0	–	–
Movement in property, plant and equipment				
Balance at the beginning of the year	**182.0**	147.9	–	–
Additions	**99.2**	83.2	–	–
Disposals	**(0.1)**	(28.5)	–	–
Depreciation expense	**(31.8)**	(22.0)	–	–
Translation of foreign operations and other differences	**(6.6)**	1.4	–	–
Balance at the end of the year	**242.7**	182.0	–	–

Property, plant and equipment of $242.7 million (31 December 2005: $182.0 million) comprises the following: aircraft $144.0 million (31 December 2005: $100.4 million); and other property, plant and equipment $98.7 million (31 December 2005: $81.6 million).

NOTE 18 PAYABLES

	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
Current				
Trade, sundry creditors and accruals	**1,122.2**	1,116.5	–	0.2
Employee benefits	**59.4**	43.5	–	–
Non interest bearing loans from controlled entities	–	–	**1,034.1**	1,180.6
	1,181.6	1,160	**1,034.1**	1,180.8
Non Current				
Sundry creditors and accruals	**28.5**	33.8	–	–
Employee benefits	**43.4**	23.3	–	–
	71.9	57.1	–	–

NOTE 19 INTEREST BEARING LIABILITIES

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
Current					
Unsecured					
Bank overdraft (i)	26(a)	**13.7**	28.2	**5.0**	0.1
Bank loans (i)		**15.0**	857.6	**-**	-
Notes payable					
– US$ (ii)		**633.2**	–	**-**	-
– A$ (v)		**271.6**	446.4	**-**	-
Loans from controlled entities		**–**	–	**582.0**	387.5
Secured					
Bank loans (vi)		**202.4**	446.6	**-**	-
		1,135.9	1,778.8	**587.0**	387.6
Non Current					
Unsecured					
Bank loans (i)		**4,578.2**	3,747.9	**-**	-
Commercial paper (i)		**19.8**	240.0	**-**	-
Notes payable					
– US$ (ii)		**4,559.3**	3,548.6	**-**	-
– £ (iii)		**1,490.7**	1,413.4	**-**	-
– € (iv)		**1,000.8**	971.1	**-**	-
– A$ (v)		**543.8**	815.4	**-**	-
Finance leases		**92.1**	138.7	**-**	-
Secured					
Bank loans (vi)		**5,141.1**	5,118.0	**-**	-
Other		**-**	33.0	**-**	-
		17,425.8	16,026.1	**-**	-
The maturity profile in respect of current and non current interest bearing liabilities is set out below:					
Due within one year		**1,135.9**	1,778.8	**587.0**	387.6
Due between one and five years		**9,654.6**	9,114.7	**-**	-
Due after five years		**7,771.2**	6,911.4	**-**	-
		18,561.7	17,804.9	**587.0**	387.6

The Westfield Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt. Refer note 33(a) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(ii) Notes payable – US$
Guaranteed Senior Notes of US$4,100.0 million were issued in the US 144A bond market. The issue comprised US$1,400.0 million, US$900.0 million, US$700.0 million and US$600.0 million of fixed rate notes maturing 2014, 2016, 2010 and 2012 respectively and US$500.0 million of floating rate notes maturing 2007. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iii) Notes payable – £
Guaranteed Notes of £600.0 million were issued in the European bond market. The issue comprised £600.0 million of fixed rate notes maturing 2017. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iv) Notes payable – €
Guaranteed Notes of €600.0 million were issued in the European bond market. The issue comprised €600.0 million of fixed rate notes maturing 2012. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(v) Notes payable – A$
Medium term notes of A$825.0 million were issued in the Australian bond market. The issue comprised A$535.0 million of fixed rate notes maturing 2007 to 2010 and A$290.0 million of floating rate notes maturing 2007 to 2008. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(vi) Secured liabilities
Current and non current secured liabilities are $5,343.5 million (31 December 2005: $5,564.6 million). Secured liabilities are borrowings secured by mortgages over properties or loans secured over development projects that have an aggregate value of $15.1 billion (31 December 2005: $13.9 billion). These properties and development properties are as follows: Annapolis, Belden Village, Carindale, Century City, Chatswood, Chesterfield, Citrus Park, Countryside, Crestwood, Downtown Plaza, Eastland, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Hawthorn, Horton Plaza, Louis Joliet, Main Place, Meriden, Mid Rivers, Mission Valley, Mission Valley West, Old Orchard Centre, Parkway, Plaza Bonita, Plaza Camino Real, San Francisco Centre, Santa Anita, Solano, South County, South Shore, Southcenter, Southlake, Southpark, Vancouver, West County, West Covina and White City.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated 31 Dec 06 $million	31 Dec 05 $million
NOTE 19 INTEREST BEARING LIABILITIES (CONTINUED)		
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**24,215.6**	23,014.3
Amounts utilised	**(18,605.4)**	(17,849.3)
Available financing facilities	**5,610.2**	5,165.0
Cash	**246.9**	199.5
Financing resources available at the end of the year	**5,857.1**	5,364.5
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,666.8**	2,236.4
Due between one year and five years	**14,777.6**	13,866.5
Due after five years	**7,771.2**	6,911.4
	24,215.6	23,014.3

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude convertible notes and redeemable preference shares set out in note 20.

Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
NOTE 20 OTHER FINANCIAL LIABILITIES					
Convertible notes – unsecured	(a)	**398.8**	451.4	–	–
Convertible redeemable preference shares/units	(b)	**1,276.5**	1,028.1	–	–
Other redeemable preference units	(c)	**322.1**	273.3	–	–
		1,997.4	1,752.8	–	–

The above fair values are based on the underlying legal agreements for each financial liability and take into account the redemption value of the securities.

(a) Convertible notes – unsecured

On 1 December 2003, Westfield Management Limited, as responsible entity of WT ("Responsible Entity"), issued 850,000 unsecured notes ("WT Notes") to Deutsche Bank AG Sydney Branch, with a settlement value of $839.1 million. The notes are for a five year term maturing on 5 January 2009 and have a face value of $1,000 per note. Interest on the notes is payable semi annually in arrears on 5 January and 5 July each year, commencing on 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10 per cent per annum. The terms of the notes allow for the redemption of the notes in certain circumstances including a change in applicable tax laws and a change in control of the Responsible Entity. In conjunction with the issue of the notes, the Responsible Entity issued to Deutsche Bank AG 850,000 call options over units in WT ("WT 2009 Options"). The terms of these options were subsequently amended to permit the delivery of stapled securities in the Westfield Group on exercise of an option (refer note 23(a)(ii)).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year 69,500 (31 December 2005: 509,100) options were exercised. As a consequence the face value of the WT Notes were repaid and securities were issued in accordance with the terms of the WT 2009 Options. As at 31 December 2006, there are 271,400 (31 December 2005: 340,900) options outstanding (refer note 23(a)).

(b) Convertible redeemable preference shares/units

The convertible redeemable preference shares/units comprise: (i) Series G convertible preference shares ("Series G CPS"); (ii) Series G Partnership Preferred Units ("Series G units") issued to the Jacobs Group; (iii) Series I Partnership Preferred Units ("Series I units"); (iv) Series J Partnership Preferred Units ("Series J units") and (v) Partnership preferred units and investor unit rights in the operating partnership.

(i) The Series G CPS issued by WAT in August and December 1998 were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

NOTE 20 OTHER FINANCIAL LIABILITIES (CONTINUED)

b) Convertible redeemable preference shares/units (continued)

(i) (continued)

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business date of May of 2005 and each year thereafter in an amount up to US$25 million at any one time. During the period no Series G CPS were redeemed by WEA pursuant to the arrangement.

Security Capital Preferred Growth Incorporated ("SCPG") hold 428,315 (31 December 2005: 428,315) Series G CPS and 428,315 (31 December 2005: 428,315) Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities. The maximum aggregate amount which may be redeemed pursuant to the exercise of these rights is US$77,096,700.

The Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00.

(ii) The Jacobs Group holds 13,391,343 Series G units in the Operating Partnership. The holders have the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

(iii) In July 2005, the Operating Partnership issued 1,401,426 Series I units in connection with the acquisition of the Sunrise Mall. At any time after the earlier of (i) 21 July 2005, (ii) dissolution of the Operating Partnership, and (iii) the death of the holder, such holder (or the Holder's Estate) has the right to require the Operating Partnership to redeem its Series I units either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(iv) In September 2006, the Operating Partnership issued 2,205,072 Series J units as consideration for the acquisition of the remaining interest in Plaza Camino Real which it did not already own. At the holder's discretion, such holder has the right to require the Operating Partnership to redeem its Series J units, at WAT's discretion, either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(v) The partnership preferred units and investor unit rights have a fixed life and are able to be redeemed in cash.

(c) Other redeemable preference units

The other redeemable preference units comprise: (i) partnership interest in the Urban Shopping Centres, L.P. ("the Urban OP"); (ii) Series H-I Partnership Preferred Units ("Series H-I units"); (iii) a Preferred Partnership in Head Acquisition L.P. ("Head LP"); (iv) Series A Partnership Preferred Units ("Series A units"); and (v) limited partnership interests in certain properties.

(i) In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of Urban Shopping Centres, L.P. (the "Urban OP"). WEA's share of the general partnership interest is 54.2%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

(ii) The former partners in the San Francisco Centre hold 360,000 Series H Units in the Operating Partnership. The Series H Units are entitled to receive quarterly distributions equal to US$1.4944 per Series H Unit.

In September 2006, the Partnership elected to pay a special cash distribution of US$75.3561 per Series H units which resulted in the conversion of each Series H unit to an equivalent number of Series H-1 units.

Each Series H-1 unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a growth factor. The growth factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

(iii) In September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquirer has a preferred limited partner interest in Head L.P. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

(iv) In October 2006 and in connection with the completion of the San Francisco Emporium development, 1,000 Westfield Growth, LP Series A units were issued to Forest City Enterprises, Inc. Redemption of these securities by the holder can only be made at the time that the San Francisco Centre (which includes San Francisco Emporium) is sold or otherwise divested. Should this occur, the redemption of these securities is required to be made in cash but only out of funds legally available from Westfield Growth, LP.

(v) The limited partnership interests have a fixed life and an obligation to distribute available funds.

	Consolidated		Parent Company	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
NOTE 21 DERIVATIVE LIABILITIES				
Current				
Payables under forward exchange contracts	**21.2**	10.6	–	–
Payables on cross currency swaps	**11.0**	–	–	–
Payables on interest rate hedges	**10.0**	7.2	–	–
	42.2	17.8	–	–
Non Current				
Payables on interest rate hedges	**323.6**	341.1	–	–
Payables under forward exchange contracts	**206.9**	8.4	–	–
Payables on cross currency swaps	**55.7**	–		–
	586.2	349.5	–	–

	Shares	Shares	**Shares**	Shares
NOTE 22 CONTRIBUTED EQUITY				
(a) Number of securities on issue				
Balance at the beginning of the year	**1,742,314,625**	1,677,229,966	**1,748,184,050**	1,683,099,391
Dividend/distribution reinvestment plan	**18,311,724**	27,687,649	**18,311,724**	27,687,649
Securities issued on exercise of options	**5,258,172**	37,397,010	**5,258,172**	37,397,010
Balance at the end of the year for the Parent Company and Westfield Group[(i)]	**1,765,884,521**	1,742,314,625	**1,771,753,946**	1,748,184,050

[(i)] The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2005: 5,869,425) securities in the Group, which have been consolidated and eliminated in accordance with the accounting standards.

Stapled securities have the right to receive dividends from the Parent Company and distributions from WT and WAT and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe).

	$million	$million	**$million**	$million
(b) Amount of contributed equity of the Parent Company	**908.1**	857.6	**969.7**	919.3
of WT and WAT	**12,026.8**	11,661.8	–	–
of the Westfield Group	**12,934.9**	12,519.4	**969.7**	919.3
Movement in contributed equity attributable to stapled security holders of the Westfield Group				
Balance at the beginning of the year	**12,519.4**	11,352.0	**919.3**	730.6
Application of AASB 132 and 139 effective 1 January 2005	–	74.0	–	–
Dividend/distribution reinvestment plan	**321.8**	466.2	**25.9**	38.6
Conversion of options	**93.7**	627.2	**24.5**	150.1
Balance at the end of the year	**12,934.9**	12,519.4	**969.7**	919.3

Since the end of the year:

- 2,971,107 (31 December 2005: 1,435,537) stapled securities have been issued for a cash consideration of $40.0 million (31 December 2005: $19.4 million) as a consequence of the exercise of options; and
- 11,532,131 (31 December 2005: 9,516,698) stapled securities have been issued for a cash consideration of $262.9 million (31 December 2005: $162.3 million) pursuant to the Westfield Group Distribution Reinvestment Plan.

NOTE 23 SHARE BASED PAYMENTS

	Note	31 Dec 06 No. of options	31 Dec 06 Weighted average exercise price $	31 Dec 05 No. of options	31 Dec 05 Weighted average exercise price $
(a) Options on issue					
– Executive options	23(a)(i)	**356,200**	**14.84**	952,700	15.26
– WT 2009 options	23(a)(ii)	**271,400**	**13.39**	340,900	13.39
– Series G Special options	23(a)(iii)	**428,315**	**14.86**	428,315	13.24
	23(a)(iv)	**1,055,915**	**14.48**	1,721,915	14.39
Movement in options on issue					
Balance at the beginning of the year		**1,721,915**	**14.39**	7,811,915	12.99
Movement in Executive options					
Options exercised during the year					
– extinguished by issuance of new shares		**(140,000)**	**15.05**	(25,000)	15.05
– extinguished by payment of cash equal to the difference between market value and the exercise price		**(232,500)**	**14.97**	–	–
– extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price		**(176,500)**	**16.28**	(255,000)	14.37
Options lapsed during the year		**(47,500)**	**–**	(900)	–
Movement in Possfund options					
Options exercised during the year					
– extinguished by payment of cash equal to the difference between market value and the exercise price [ii]		**–**	**–**	(5,300,000)	12.84
Movement in WT 2009 options					
Options exercised during the year					
– extinguished by issuance of new shares		**(69,500)**	**13.39**	(509,100)	13.39
Balance at the end of the year [i]		**1,055,915**	**14.48**	1,721,915	14.39

[i] At 31 December 2006, the 1,055,915 (31 December 2005: 1,721,915) options on issue were convertible to 35,467,608 (31 December 2005: 41,254,363) Westfield Group stapled securities.

[ii] On 10 February 2005 Possfund Custodian Trustee Limited ("Possfund") exercised 5,300,000 options at an exercise price of $12.84. Under the terms of the Possfund option agreement, the exercise of the options was extinguished by the payment of $22,434,370 to Possfund, being the difference between the volume weighted average trading price for the 20 business days preceding 10 February 2005 and the exercise price of the options.

(a) (i) Executive Option Plans

Issue date	Expiry date	Exercise price	Note	Number exercisable at 31 Dec 06	Number On issue at 31 Dec 06	Number exercisable at 31 Dec 05	Number On issue at 31 Dec 05
30 Apr 2001	30 Apr 2006	$13.030	(a)	–	–	25,000	50,000
6 Aug 2001	6 Aug 2006	$15.050	(a)	–	–	115,000	317,500
12 Nov 2001	12 Nov 2006	$17.360	(a)	–	–	50,000	100,000
20 Mar 2002	20 Mar 2007	$17.140	(a)	–	–	18,750	75,000
25 Oct 2002	25 Oct 2007	$12.910	(a)	**12,500**	**47,500**	24,000	59,000
20 Dec 2002	20 Dec 2007	$13.800	(a)	**13,750**	**31,250**	8,750	35,000
19 Aug 2003	19 Aug 2008	$15.600	(a)	**–**	**22,500**	–	30,000
1 Sep 2003	1 Sep 2008	$15.560	(a)	**27,200**	**202,550**	–	233,800
1 Sep 2003	1 Sep 2008	$0.000	(b)	**600**	**2,400**	–	2,400
13 Nov 2003	13 Nov 2008	$14.810	(a)	**12,500**	**50,000**	–	50,000
				66,550	**356,200**	241,500	952,700

(a) Under the terms of the Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Executive Performance Share Plan under which these awards were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

The rules of the Executive Option Plan and the Executive Performance Share Plan permit the Parent Company to satisfy the exercise of an option or award in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the executive option or award holder;

(ii) paying the executive option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group. The fair value of the Executive Option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

NOTE 23 SHARE BASED PAYMENTS (CONTINUED)

(a) Options on issue (continued)

(a) (ii) WT 2009 Options

On 1 December 2003 the Responsible Entity of WT issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch. The options are exercisable at any time between 1 January 2004 and 5 January 2009. The options were issued at a strike price of $3.75.

As a result of the Merger, the terms of the WT 2009 Options were amended so that the strike price is $13.3928 (being the old strike price of $3.75 divided by the 0.28 WT Merger ratio) and the exercise property will become Westfield Group stapled securities. The number of Westfield Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 69,500 (31 December 2005: 509,100) WT 2009 Options. The options were extinguished by the issuance of 5,096,518 (31 December 2005: 37,304,860) stapled securities at a weighted average issued price of $17.50 (31 December 2005: $17.02).

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

(a) (iii) Series G Special Options

Each Series G Special Option ("Series G Option") entitles the holder to deliver a Series G Preferred Share in WEA. On exercise the holder will receive 34.6632 Westfield Group stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G Preferred Share, the holder delivers the number of WEA Series A common shares into which a Series G Preferred Share had been converted. The Series G Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT.

As the Series G Special Options are A$ options and are associated with foreign currency debt, they have been classified as derivative financial liability and have been fair valued through the income statement.

(a) (iv) Details of movements in options since 31 December 2006 and the date of this report

	Number of Options
Options on issue at 31 December 2006	1,055,915
Executive options	
– extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price	(12,500)
– lapsed since the end of the year	
WT 2009 Options	
– extinguished by issuance of new securities	(40,000)
Balance of options on issue at the date of this report	1,003,415

NOTE 23 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans

(b) (i) The Executive Deferred Award Plan

Grant date	Vesting date	Price at grant date	Price at reinvestment date	**Awards granted($) 31 Dec 06**	**Number of award securities 31 Dec 06**	Awards granted($) 31 Dec 05	Number of award securities 31 Dec 05
1 Jul 2005	1 Jul 2007	$17.63		**1,294,163**	**73,435**	2,297,140	130,345
31 Aug 2005	1 Jul 2007		$17.10	**37,569**	**2,197**	66,656	3,898
28 Feb 2006	1 Jul 2007		$17.68	**42,043**	**2,378**	–	–
31 Aug 2006	1 Jul 2007		$18.20	**42,570**	**2,339**	–	–
1 Sep 2004	1 Sep 2007	$15.18		**4,647,703**	**306,330**	4,799,474	316,335
28 Feb 2005	1 Sep 2007		$16.83	**160,121**	**9,514**	165,372	9,826
31 Aug 2005	1 Sep 2007		$17.10	**161,920**	**9,469**	167,238	9,780
28 Feb 2006	1 Sep 2007		$17.68	**181,273**	**10,253**	–	–
31 Aug 2006	1 Sep 2007		$18.20	**183,729**	**10,095**	–	–
1 Jan 2005	1 Jan 2008	$15.70		**4,071,911**	**259,535**	4,872,499	310,560
1 Jan 2005	1 Jan 2008	$15.18		**65,000**	**4,285**	65,000	4,285
28 Feb 2005	1 Jan 2008		$16.83	**137,956**	**8,197**	164,665	9,784
31 Aug 2005	1 Jan 2008		$17.10	**139,656**	**8,167**	166,691	9,748
28 Feb 2006	1 Jan 2008		$17.68	**156,256**	**8,838**	–	–
31 Aug 2006	1 Jan 2008		$18.20	**158,194**	**8,692**	–	–
1 May 2005	1 May 2008	$16.55		**113,120**	**6,840**	113,120	6,840
31 Aug 2005	1 May 2008		$17.10	**3,506**	**205**	3,506	205
28 Feb 2006	1 May 2008		$17.68	**3,925**	**222**	–	–
31 Aug 2006	1 May 2008		$18.20	**3,968**	**218**	–	–
27 Jun 2005	27 Jun 2008	$17.55		**47,250**	**2,695**	–	–
31 Aug 2005	27 Jun 2008		$17.10	**1,385**	**81**	–	–
28 Feb 2006	27 Jun 2008		$17.68	**1,556**	**88**	–	–
31 Aug 2006	27 Jun 2008		$18.20	**1,565**	**86**	–	–
1 Jul 2005	1 Jul 2008	$17.63		**129,416**	**7,345**	129,416	7,345
31 Aug 2005	1 Jul 2008		$17.10	**3,762**	**220**	3,762	220
28 Feb 2006	1 Jul 2008		$17.68	**4,208**	**238**	–	–
31 Aug 2006	1 Jul 2008		$18.20	**4,259**	**234**	–	–
6 Oct 2006	6 Oct 2008	$19.13		**603,702**	**31,560**	–	–
31 Oct 2005	31 Oct 2008	$16.24		**397,931**	**24,505**	397,931	24,505
28 Feb 2006	31 Oct 2008		$17.68	**13,614**	**770**	–	–
31 Aug 2006	31 Oct 2008		$18.20	**13,777**	**757**	–	–
1 Jan 2006	1 Jan 2009	$17.34		**12,150,991**	**701,211**	–	–
28 Feb 2006	1 Jan 2009		$17.68	**391,099**	**22,121**	–	–
31 Aug 2006	1 Jan 2009		$18.20	**396,123**	**21,765**	–	–
20 Dec 2006	20 Dec 2009	$19.35		**2,150,000**	**111,136**	–	–
1 Jan 2006	1 Jan 2010	$17.34		**238,607**	**13,760**	–	–
28 Feb 2006	1 Jan 2010		$17.68	**7,638**	**432**	–	–
31 Aug 2006	1 Jan 2010		$18.20	**7,735**	**425**	–	–
25 Sep 2006	25 Sep 2010	$18.50		**400,000**	**21,622**	–	–
20 Dec 2006	20 Dec 2010	$19.35		**3,500,000**	**180,894**	–	–
1 Jan 2006	1 Jan 2011	$17.34		**21,311,992**	**1,229,085**	–	–
28 Feb 2006	1 Jan 2011		$17.68	**682,165**	**38,584**	–	–
31 Aug 2006	1 Jan 2011		$18.20	**690,890**	**37,961**	–	–
				54,754,246	**3,178,784**	13,412,468	843,676

	Number of award securities 31 Dec 06	**Weighted average price($) 31 Dec 06**	Number of award securities 31 Dec 05	Weighted average price($) 31 Dec 05
Movement in Executive Deferred awards				
Balance at the beginning of the year	**843,676**	**15.90**	327,890	15.18
Awards issued during the year	**2,560,411**	**17.60**	496,690	16.26
Distribution reinvested as awards during the year	**166,577**	**17.94**	43,461	16.98
Awards lapsed during the year	**(391,880)**	**17.12**	(24,365)	15.45
Balance at the end of the year	**3,178,784**	**17.23**	843,676	15.90

The Executive Deferred Awards ("EDA") Plan is a plan in which senior and high performing executives participate. The fair value of the EDA is measured at each reporting date using inputs that include the number of employees remain in service, volume weighted average of the the Group stapled security prices, distribution policy and growth assumption during the vesting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. Refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

NOTE 23 SHARE BASED PAYMENTS (CONTINUED)

(b) (ii) The Partnership Incentive Plan

Grant date	Vesting date	Price at grant date	Price at reinvestment date	**Awards granted($) 31 Dec 06**	**Number of award securities 31 Dec 06**	Awards granted($) 31 Dec 05	Number of award securities 31 Dec 05
1 Jan 2005	1 Jan 2010	$15.70		**9,044,525**	**576,115**	9,663,740	615,555
28 Feb 2006	1 Jan 2010		$17.68	**319,831**	**18,090**	–	–
31 Aug 2006	1 Jan 2010		$18.20	**323,942**	**17,799**	–	–
1 Jan 2006	1 Jan 2011	$17.34		**9,804,115**	**565,435**	–	–
				19,492,413	**1,177,439**	9,663,740	615,555

	Number of award securities 31 Dec 06	**Weighted average price($) 31 Dec 06**	Number of award securities 31 Dec 05	Weighted average price($) 31 Dec 05
Movement in Partnership Incentives				
Balance at the beginning of the year	**615,555**	**15.70**	–	–
Incentives issued during the year	**603,270**	**17.34**	615,555	15.70
Distribution reinvested as awards during the year	**35,889**	**17.94**	–	–
Awards lapsed during the year	**(77,275)**	**16.50**	–	–
Balance at the end of the year	**1,177,439**	**16.56**	615,555	15.70

The senior leadership team of the Westfield Group will participate in the Partnership Incentive Plan ("PIP"). There are 15 participants world wide, including the Group Managing Directors. The Executive Chairman does not participate in the PIP Plan. The fair value of the PIP Plan is measured at each reporting date using inputs that include the Group achieving the performance hurdles, number of employees remain in service, volume weighted average of the Group stapled security prices, distribution policy and growth assumption during the vesting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

Accounting for Share Based Payments

The accounts of the Westfield Group and the remuneration disclosures in this Annual Report disclose the full cost to share holders of the grant of awards under the Group's equity-linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of grant of an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are marked to market on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any changes in circumstances. This process may result in a variation of the estimate of the future liability of the Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the accounts.

During the year, $21.8 million (31 December 2005: $5.9 million) was charged to the Income Statement as gross amortisation in respect of share based payments.

	Consolidated		**Parent Company**	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
NOTE 24 RESERVES				
of the Parent Company	**(20.0)**	(3.1)	–	–
of WT and WAT	**486.2**	561.4	–	–
of the Westfield Group	**466.2**	558.3	–	–
Total reserves of the Westfield Group				
Foreign currency translation reserve	**466.2**	558.3	–	–
Asset revaluation reserve	–	–	–	–
Balance at the end of the year	**466.2**	558.3	–	–

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million	Parent Company 31 Dec 06 $million	Parent Company 31 Dec 05 $million
NOTE 24 RESERVES (CONTINUED)					
Movement in foreign currency translation reserve					
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.					
Balance at the beginning of the year		**558.3**	549.6	–	–
Application of AASB 132 and 139 effective 1 January 2005		–	11.8	–	–
Foreign exchange movement					
– translation of foreign entities, currency loans and derivatives		**(74.0)**	(16.3)	–	–
– deferred tax effect		**(18.1)**	13.2	–	–
Balance at the end of the year		**466.2**	558.3	–	–
Movement in asset revaluation reserve					
The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.					
Balance at the beginning of the year		–	–	–	28.1
Application of AASB 132 and 139 effective 1 January 2005		–	–	–	(28.1)
Revaluation increment		–	21.6	–	–
Transferred to profit for the period upon sale of the asset		–	(21.6)	–	–
Balance at the end of the year		–	–	–	–
NOTE 25 RETAINED PROFITS					
of the Parent Company		**836.8**	715.0	**732.7**	15.4
of WT and WAT		**9,215.1**	5,673.7	–	–
of the Westfield Group		**10,051.9**	6,388.7	**732.7**	15.4
Movement in retained profits					
Balance at the beginning of the year		**6,388.7**	4,339.4	**15.4**	399.9
Application of AASB 132 and 139 effective 1 January 2005		–	(451.8)	–	514.7
Profit after tax expense and external minority interests		**5,583.1**	4,247.2	**788.5**	36.3
Change in accounting policy	2(v)	–	–	–	(750.3)
Dividends paid		**(1,919.9)**	(1,746.1)	**(71.2)**	(185.2)
Balance at the end of the year		**10,051.9**	6,388.7	**732.7**	15.4
NOTE 26 CASH AND CASH EQUIVALENTS					
(a) Components of cash and cash equivalents					
Cash		**246.9**	199.5	–	–
Overdrafts and short term loans	19	**(13.7)**	(28.2)	**(5.0)**	(0.1)
Total cash and cash equivalents		**233.2**	171.3	**(5.0)**	(0.1)
(b) Reconciliation of profit after tax expense to net cash flows from operating activities					
Profit after tax expense		**5,636.1**	4,268.7	**788.5**	36.3
Property revaluation		**(4,581.4)**	(2,839.9)	–	(2.0)
Profit on disposal of assets		–	–	**(547.0)**	–
Impairment of investment in subsidiaries		–	–	**10.8**	3.4
Share of associates profit in excess of dividend/distribution		**(553.8)**	(371.2)	–	–
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		**104.1**	56.8	–	–
Deferred tax expense		**489.2**	395.0	–	(2.0)
Borrowing costs		**1,216.0**	858.9	**26.7**	39.6
Mark to market of forward exchange contracts		**374.2**	106.4	–	–
Interest income		**(17.0)**	(17.0)	**(42.2)**	(37.0)
Profit on disposal of non current assets		**(20.9)**	(58.4)	–	–
Write back of previously written down subsidiaries		–	–	**(69.3)**	–
Increase in other assets attributable to operating activities		**(112.1)**	(138.7)	**(43.0)**	(63.2)
Net cash flows from/(used in) operating activities		**2,534.4**	2,260.6	**124.5**	(24.9)

(c) Duelguide consolidation

In early August 2005 the Duelguide borrowings were refinanced and associated cross guarantees removed. As a consequence the Group's interest in its Duelguide assets and liabilities are consolidated. At consolidation date cash was $41.1 million, investment properties including construction and development projects was $3,384.0 million and borrowings and other liabilities was $2,489.7 million.

NOTE 27 DIVIDENDS/DISTRIBUTIONS

	Consolidated		Parent Company	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
(a) Final dividend/distribution proposed				
Dividend/distribution in respect of the 6 months to 31 December 2006				
Parent Company 3.64 cents per share 60% franked	**64.2**	–	**64.4**	–
WT 18.96 cents per unit, 53% estimated tax advantaged[(i)(ii)]	**334.2**	–	–	–
WAT 29.40 cents per unit, 46% estimated tax advantaged[(ii)]	**518.3**	–	–	–
Dividend/distribution in respect of the 6 months to 31 December 2005				
Parent Company 4.09 cents per share 100% franked	–	71.1	–	71.2
WT 22.04 cents per unit, 21.3% tax advantaged	–	383.1	–	–
WAT 29.37 cents per unit, 45.3% tax advantaged	–	510.5	–	–
Westfield Group 52.00 cents per stapled security (31 Dec 05: 55.50 cents)	**916.7**	964.7	**64.4**	71.2

Dividends/distributions were paid on 28 February 2007. Dividends paid by the Parent Company were franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 13 February 2007.

The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution paid on 28 February 2007. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

(b) Dividends/Distributions paid during the year				
Dividend/distribution in respect of the 6 months to 30 June 2006				
WT 29.17 cents per unit, 53.0% estimated tax advantaged	**511.3**	–	–	–
WAT 25.33 cents per unit, 46.0% estimated tax advantaged	**444.0**	–	–	–
Dividend/distribution in respect of the 6 months to 31 December 2005				
Parent Company 4.09 cents per share 100% franked	**71.1**	–	**71.2**	–
WT 22.04 cents per unit, 21.3% tax advantaged	**383.0**	–	–	–
WAT 29.37 cents per unit, 45.3% tax advantaged	**510.5**	–	–	–
Dividend/distribution in respect of the 6 months to 30 June 2005				
Parent Company 6.41 cents per share 100% franked	–	109.7	–	110.0
WT 19.50 cents per unit, 21.3% tax advantaged	–	333.5	–	–
WAT 25.16 cents per unit, 45.3% tax advantaged	–	430.3	–	–
Dividend/distribution in respect of the 6 months to 31 December 2004				
Parent Company 4.47 cents per share 100% franked	–	74.9	–	75.2
WT 20.74 cents per unit, 42.2% tax advantaged	–	347.8	–	–
WAT 26.82 cents per unit, 43.1% tax advantaged	–	449.9	–	–
	1,919.9	1,746.1	**71.2**	185.2

Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%

(c) Franking credit balance of the Parent Company				
The amount of franking credits available on a tax paid basis for future distributions are:				
– franking credits balance as at the end of the year at the corporate tax rate of 30% (31 December 2005: 30%)	**28.7**	3.0	**28.7**	3.0
– franking (debits)/credits arising from the refund/payment of income tax received/provided in this financial report	**(11.3)**	35.1	**(11.3)**	35.1
Franking credits available for distribution	**17.4**	38.1	**17.4**	38.1
– franking debits that will arise from the payment of the final dividend on 28 February 2007	**(16.5)**	(30.5)	**(16.5)**	(30.5)
Franking credits available for future distributions	**0.9**	7.6	**0.9**	7.6

	Consolidated		Parent Company	
	31 Dec 06	31 Dec 05	**31 Dec 06**	31 Dec 05
	$	$	**$**	$
NOTE 28 NET TANGIBLE ASSET BACKING				
Net tangible asset backing per security	**13.28**	11.17	**0.97**	0.53

Net tangible asset backing per security is calculated by dividing total equity attributable to stapled security holders of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing for consolidated is 1,765,884,521 (31 December 2005: 1,742,314,625) and for Parent Company is 1,771,753,946 (31 December 2005: 1,748,184,050).

	$ million	$ million	**$ million**	$ million

NOTE 29 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned and leased by the Westfield Group is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

Future minimum rental revenues under non-cancellable operating retail property leases

Due within one year	**2,045.8**	2,113.9	–	–
Due between one and five years	**5,759.7**	6,055.4	–	–
Due after five years	**4,656.4**	5,397.6	–	–
	12,461.9	13,566.9	–	–

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

Operating lease payables

Expenditure contracted but not provided for				
Due within one year	**46.3**	50.9	–	–
Due between one and five years	**57.2**	83.0	–	–
Due after five years	**16.8**	17.2	–	–
	120.3	151.1	–	–
Retail property leases	**30.2**	66.8	–	–
Offices and other operating leases	**90.1**	84.3	–	–
	120.3	151.1	–	–

In addition to the above minimum lease rental payments, the Group may be liable to a A$75 million lump sum lease rental payment in 2010. This amount is payable at the option of the headlessor to commute future contingent lease rental in respect of a 99 year headlease.

NOTE 30 CAPITAL EXPENDITURE COMMITMENTS

Estimated capital expenditure committed at balance date but not provided for

Due within one year	**1,625.0**	1,497.4	–	–
Due between one and five years	**1,209.7**	815.0	–	–
Due after five years	–	–	–	–
	2,834.7	2,312.4	–	–

NOTE 31 CONTINGENT LIABILITIES

Performance guarantees	**470.2**	111.8	–	–
Special tax assessment municipal bonds	**64.9**	69.9	–	–
Guaranteed borrowings of subsidiaries and controlled entities	–	–	**12,278.0**	10,512.0
	535.1	181.7	**12,278.0**	10,512.0

From time to time, in the normal course of business, the Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

NOTE 32 SEGMENT INFORMATION

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (eg. property management and development fees) and other operational expenses.

Development & new business

Development & new business segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios & corporate acquisitions, income and expenses on properties held for future redevelopment and the expansion of business activities.

Corporate

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Business Segment

31 December 2006	Operational $million	Development and new business $million	Corporate $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	3,392.3	11.6	–	3,403.9
Property development and project management revenue	328.2	–	–	328.2
Property and funds management income	55.0	–	–	55.0
	3,775.5	**11.6**	**–**	**3,787.1**
Share of after tax profits of equity accounted entities (excluding property revaluation) [ii]				
Net operating income	287.8	2.8	–	290.6
Net interest expense	(62.1)	(8.0)	20.3	(49.8)
	225.7	**(5.2)**	**20.3**	**240.8**
Profit on disposal of assets	–	–	35.4	35.4
Capital costs written off	–	–	(14.5)	(14.5)
Total segment revenue and other income (excluding property revaluation) [i]	**4,001.2**	**6.4**	**41.2**	**4,048.8**
Expenses				
Property expenses and outgoings	(1,018.2)	(88.8)	–	(1,107.0)
Property development and project management costs	(289.8)	–	–	(289.8)
Property and funds management costs	(28.0)	–	–	(28.0)
Corporate overheads	–	–	(32.2)	(32.2)
	(1,336.0)	**(88.8)**	**(32.2)**	**(1,457.0)**
Goodwill written off on acquisition of assets	–	–	(104.1)	(104.1)
Currency derivatives	–	–	(230.6)	(230.6)
Total segment expenses	**(1,336.0)**	**(88.8)**	**(366.9)**	**(1,791.7)**
Segment result (excluding property revaluation)	**2,665.2**	**(82.4)**	**(325.7)**	**2,257.1**
Property revaluation [i]	3,708.7	872.7	–	4,581.4
Equity accounted property revaluation [i][ii]	479.2	76.9	–	556.1
Segment result	**6,853.1**	**867.2**	**(325.7)**	**7,394.6**
Interest income				17.0
Financing costs				(1,216.0)
Tax expense				(559.5)
Consolidated profit after tax				**5,636.1**
Segment assets				
Segment assets	43,481.0	3,796.8	–	47,277.8
Group assets				1,603.9
Total segment assets	**43,481.0**	**3,796.8**	**–**	**48,881.7**
Segment liabilities				
Segment liabilities	1,071.3	76.4	–	1,147.7
Group liabilities				24,104.7
Total segment liabilities	**1,071.3**	**76.4**	**–**	**25,252.4**
Equity accounted associates included in segment assets				
Investment properties	6,540.6	513.2	–	7,053.8
Interest bearing liabilities	(1,213.6)	(513.2)	–	(1,726.8)
Working capital and deferred tax	83.2	–	–	83.2
Equity accounted associates included in segment assets	**5,410.2**	**–**	**–**	**5,410.2**
Additions to segment non current assets	**668.4**	**3,025.7**	**–**	**3,694.1**

[i] Total revenue and other income for the period of $9,203.3 million (31 December 2005: $6,946.6 million) being revenue and other income (excluding property revaluation) of $4,048.8 million (31 December 2005: $3,737.2 million), property revaluation of $5,137.5 million (31 December 2005: $3,192.4 million) and interest income of $17.0 million (31 December 2005: $17.0 million).

[ii] Total share of after tax profits of equity accounted entities for the period of $796.9 million (31 December 2005: $579.9 million) being share of after tax profits of equity accounted entities (excluding property revaluation) of $240.8 million (31 December 2005: $227.4 million) and property revaluation of $556.1 million (31 December 2005: $352.5 million).

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Business Segment (continued)

31 December 2005	Operational $million	Development and new business $million	Corporate $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	3,062.0	27.0	–	3,089.0
Property development and project management revenue	266.9	–	–	266.9
Property and funds management income	50.7	–	–	50.7
	3,379.6	**27.0**	**–**	**3,406.6**
Share of after tax profits of equity accounted entities (excluding property revaluation)				
Net operating income	352.3	–	–	352.3
Net interest expense	(120.9)	(18.8)	(2.6)	(142.3)
Profit on disposal of assets	–	–	23.4	23.4
Tax expense	–	–	(6.0)	(6.0)
	231.4	**(18.8)**	**14.8**	**227.4**
Currency derivatives	–	–	44.8	44.8
Profit on disposal of assets	–	–	58.4	58.4
Total segment revenue and other income (excluding property revaluation)	**3,611.0**	**8.2**	**118.0**	**3,737.2**
Expenses				
Property expenses and outgoings	(914.2)	(78.2)	–	(992.4)
Property development and project management costs	(248.7)	–	–	(248.7)
Property and funds management costs	(22.6)	–	–	(22.6)
Corporate overheads	–	–	(26.5)	(26.5)
	(1,185.5)	**(78.2)**	**(26.5)**	**(1,290.2)**
Goodwill written off on acquisition of assets	–	–	(56.8)	(56.8)
Total segment expenses	**(1,185.5)**	**(78.2)**	**(83.3)**	**(1,347.0)**
Segment result (excluding property revaluation)	**2,425.5**	**(70.0)**	**34.7**	**2,390.2**
Property revaluation	2,446.2	393.7	–	2,839.9
Equity accounted property revaluation	313.7	38.8	–	352.5
Segment result	**5,185.4**	**362.5**	**34.7**	**5,582.6**
Interest income				17.0
Financing costs				(858.9)
Tax expense				(472.0)
Consolidated profit after tax				**4,268.7**
Segment assets				
Segment assets	39,290.4	2,597.7	–	41,888.1
Group assets				1,162.7
Total segment assets	**39,290.4**	**2,597.7**	**–**	**43,050.8**
Segment liabilities				
Segment liabilities	822.4	368.9	–	1,191.3
Group liabilities				22,261.3
Total segment liabilities	**822.4**	**368.9**	**–**	**23,452.6**
Equity accounted associates included in segment assets				
Investment properties	4,481.5	472.2	–	4,953.7
Interest bearing liabilities	(1,057.9)	(472.2)	–	(1,530.1)
Working capital and deferred tax	44.1	–	–	44.1
Equity accounted associates included in segment assets	**3,467.7**	**–**	**–**	**3,467.7**
Additions to segment non current assets	**3,867.3**	**1,669.6**	**–**	**5,536.9**

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Geographic Segment

31 December 2006	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	1,578.8	152.1	1,673.0	3,403.9
Property development and project management revenue	88.0	182.7	57.5	328.2
Property and funds management income	18.6	3.8	32.6	55.0
	1,685.4	**338.6**	**1,763.1**	**3,787.1**
Share of after tax profits of equity accounted entities (excluding property revaluation) [ii]				
Net operating income	74.2	53.3	163.1	290.6
Net interest expense	(1.5)	(3.3)	(45.0)	(49.8)
	72.7	**50.0**	**118.1**	**240.8**
Profit on disposal of assets	1.3	31.7	2.4	35.4
Capital costs written off	(4.7)	(6.3)	(3.5)	(14.5)
Total segment revenue and other income (excluding property revaluation)	**1,754.7**	**414.0**	**1,880.1**	**4,048.8**
Expenses				
Property expenses and outgoings	(466.0)	(65.5)	(575.5)	(1,107.0)
Property development and project management costs	(74.2)	(161.2)	(54.4)	(289.8)
Property and funds management costs	(5.4)	(2.6)	(20.0)	(28.0)
Corporate overheads	(27.9)	–	(4.3)	(32.2)
	(573.5)	**(229.3)**	**(654.2)**	**(1,457.0)**
Goodwill written off on acquisition of assets	–	(104.1)	–	(104.1)
Currency derivatives	8.3	–	(238.9)	(230.6)
Total segment expenses	**(565.2)**	**(333.4)**	**(893.1)**	**(1,791.7)**
Segment result (excluding property revaluation)	**1,189.5**	**80.6**	**987.0**	**2,257.1**
Property revaluation [i]	3,374.7	56.2	1,150.5	4,581.4
Equity accounted property revaluation [i][ii]	301.5	86.0	168.6	556.1
Segment result	**4,865.7**	**222.8**	**2,306.1**	**7,394.6**
Interest income				17.0
Financing costs				(1,216.0)
Tax expense				(559.5)
Consolidated profit after tax				**5,636.1**
Segment assets				
Segment assets	22,355.5	4,748.5	20,173.8	47,277.8
Group assets				1,603.9
Total segment assets	**22,355.5**	**4,748.5**	**20,173.8**	**48,881.7**
Segment liabilities				
Segment liabilities	529.7	187.4	430.6	1,147.7
Group liabilities				24,104.7
Total segment liabilities	**529.7**	**187.4**	**430.6**	**25,252.4**
Equity accounted associates included in segment assets				
Investment properties	1,478.2	2,751.3	2,824.3	7,053.8
Interest bearing liabilities	(18.0)	(585.5)	(1,123.3)	(1,726.8)
Working capital and deferred tax	1.1	7.3	74.8	83.2
Equity accounted associates included in segment assets	**1,461.3**	**2,173.1**	**1,775.8**	**5,410.2**
Additions to segment non current assets	**826.1**	**1,205.6**	**1,662.4**	**3,694.1**

[i] Total revenue and other income for the period of $9,203.3 million (31 December 2005: $6,946.6 million) being revenue and other income (excluding property revaluation) of $4,048.8 million (31 December 2005: $3,737.2 million), property revaluation of $5,137.5 million (31 December 2005: $3,192.4 million) and interest income of $17.0 million (31 December 2005: $17.0 million).

[ii] Total share of after tax profits of equity accounted entities for the period of $796.9 million (31 December 2005: $579.9 million) being share of after tax profits of equity accounted entities (excluding property revaluation) of $240.8 million (31 December 2005: $227.4 million) and property revaluation of $556.1 million (31 December 2005: $352.5 million).

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Geographic Segment (continued)

31 December 2005	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	1,440.5	60.6	1,587.9	3,089.0
Property development and project management revenue	138.9	59.4	68.6	266.9
Property and funds management income	16.2	5.3	29.2	50.7
	1,595.6	**125.3**	**1,685.7**	**3,406.6**
Share of after tax profits of equity accounted entities (excluding property revaluation)				
Net operating income	67.2	130.1	155.0	352.3
Net interest expense	(1.3)	(95.6)	(45.4)	(142.3)
Profit on disposal of assets	–	23.4	–	23.4
Tax expense	–	(6.0)	–	(6.0)
	65.9	**51.9**	**109.6**	**227.4**
Currency derivatives	(7.9)	–	52.7	44.8
Profit on disposal of assets	52.8	–	5.6	58.4
Total segment revenue and other income (excluding property revaluation)	**1,706.4**	**177.2**	**1,853.6**	**3,737.2**
Expenses				
Property expenses and outgoings	(412.1)	(31.4)	(548.9)	(992.4)
Property development and project management costs	(128.8)	(52.5)	(67.4)	(248.7)
Property and funds management costs	(3.7)	(2.0)	(16.9)	(22.6)
Corporate overheads	(23.2)	–	(3.3)	(26.5)
	(567.8)	**(85.9)**	**(636.5)**	**(1,290.2)**
Goodwill written off on acquisition of assets	–	(46.5)	(10.3)	(56.8)
Total segment expenses	**(567.8)**	**(132.4)**	**(646.8)**	**(1,347.0)**
Segment result (excluding property revaluation)	**1,138.6**	**44.8**	**1,206.8**	**2,390.2**
Property revaluation	1,438.3	108.3	1,293.3	2,839.9
Equity accounted property revaluation	69.0	50.9	232.6	352.5
Segment result	**2,645.9**	**204.0**	**2,732.7**	**5,582.6**
Interest income				17.0
Financing costs				(858.9)
Tax expense				(472.0)
Consolidated profit after tax				**4,268.7**
Segment assets				
Segment assets	17,885.9	4,435.9	19,566.3	41,888.1
Group assets				1,162.7
Total segment assets	**17,885.9**	**4,435.9**	**19,566.3**	**43,050.8**
Segment liabilities				
Segment liabilities	507.5	178.3	505.5	1,191.3
Group liabilities				22,261.3
Total segment liabilities	**507.5**	**178.3**	**505.5**	**23,452.6**
Equity accounted associates included in segment assets				
Investment properties	998.5	1,179.8	2,775.4	4,953.7
Interest bearing liabilities	(18.0)	(504.5)	(1,007.6)	(1,530.1)
Working capital and deferred tax	(12.0)	(4.3)	60.4	44.1
Equity accounted associates included in segment assets	**968.5**	**671.0**	**1,828.2**	**3,467.7**
Additions to segment non current assets	**1,463.4**	**2,701.6**	**1,371.9**	**5,536.9**

NOTE 33 DERIVATIVE FINANCIAL INSTRUMENTS

(a) (i) Summary of interest rate hedges

	Note	Consolidated 31 Dec 06 $million	Consolidated 31 Dec 05 $million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	19	**1,135.9**	1,778.8
Non current interest bearing liabilities	19	**17,425.8**	16,026.1
Unsecured convertible notes	20	**398.8**	451.4
Share of equity accounted entities interest bearing liabilities	15(c)	**1,726.8**	1,530.1
Cross currency swaps			
– A$	33(b)(i)	**243.6**	94.5
– £133.0 million (31 December 2005: £133.0 million)	33(b) (i)	**330.3**	313.2
– US$4,468.6 million (31 December 2005: US$4,512.6 million)	33(b) (i)	**5,659.3**	6,158.8
		26,920.5	26,352.9
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– A$	33(a) (ii)	**525.4**	896.7
– €600.0 million (31 December 2005: €600.0 million)	33(a) (ii)	**1,000.8**	971.0
– £877.4 million (31 December 2005: £764.0 million)	33(a) (ii)	**2,179.9**	1,799.8
– US$7,892.4 million (31 December 2005: US$6,435.9 million)	33(a) (ii)	**9,995.4**	8,783.8
Fixed rate derivatives			
– A$	33(a) (ii)	**2,313.1**	2,011.0
– £907.5 million (31 December 2005: £742.5 million)	33(a) (ii)	**2,254.6**	1,749.0
– US$5,435.5 million[(i)] (31 December 2005: US$4,405.6 million)	33(a) (ii)	**6,883.8**	6,012.8
		25,153.0	22,224.1

(i) US$ fixed rate derivatives comprised substantially of interest rate derivatives related to US$ cross currency swaps disclosed above.

In addition to the above fixed rate liabilities the Group also had floating rate liabilities of $1,767.5 million (31 December 2005: $4,128.8 million) outstanding at 31 December 2006 at an average interest rate, including margin, of 6.5% (31 December 2005: 5.2%).

	Note	31 Dec 06 $million	31 Dec 05 $million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– A$	33(b) (i)	**5,731.7**	5,789.3
– €600.0 million (31 December 2005: €600.0 million)	33(b) (i)	**1,000.8**	971.0
– NZ$294.5 million (31 December 2005: NZ$112.5 million)	33(b) (i)	**262.7**	105.0
		6,995.2	6,865.3
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
– A$	33(a) (ii)	**5,731.0**	5,197.5
– €600.0 million (31 December 2005: €600.0 million)	33(a) (ii)	**1,000.8**	971.0
		6,731.8	6,168.5

In addition to the above fixed rate assets the Group also had floating rate assets of $263.4 million (31 December 2005: $696.8 million) outstanding at 31 December 2006 at an average interest rate, including margin, of 8.2% (31 December 2005: 6.4%).

NOTE 33 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(a) (ii) Interest rates

Notional principal or contract amounts of the Westfield Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		Fixed rate borrowings		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin
A$ receivable								
31 December 2005	–	–	–	–	A$5,197.5	6.18%	–	–
31 December 2006	**A$5,731.0**	**6.59%**	–	–	A$4,249.0	6.60%	–	–
31 December 2007	**A$5,732.0**	**6.59%**	–	–	A$3,640.0	6.60%	–	–
31 December 2008	**A$3,500.0**	**6.60%**	–	–	A$3,500.0	6.61%	–	–
31 December 2009	**A$3,500.0**	**6.60%**	–	–	A$3,500.0	6.61%	–	–
31 December 2010	**A$3,000.0**	**6.60%**	–	–	A$3,000.0	6.61%	–	–
31 December 2011	**A$2,500.0**	**6.60%**	–	–	A$2,500.0	6.62%	–	–
31 December 2012	**A$1,750.0**	**6.61%**	–	–	A$1,750.0	6.62%	–	–
31 December 2013	**A$450.0**	**6.42%**	–	–	A$450.0	6.43%	–	–
31 December 2014	**A$200.0**	**6.22%**	–	–	A$200.0	6.23%	–	–
€ receivable								
31 December 2005	–	–	–	–	€600.0	3.58%	–	–
31 December 2006	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2007	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2008	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2009	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2010	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2011	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
A$ payable								
31 December 2005	–	–	–	–	A$(2,011.0)	6.82%	A$(896.7)	6.12%
31 December 2006	**A$(2,313.1)**	**6.84%**	**A$(525.4)**	**6.41%**	A$(2,789.1)	6.84%	A$(525.4)	6.41%
31 December 2007	**A$(3,284.9)**	**6.64%**	**A$(353.7)**	**6.38%**	A$(3,440.9)	6.62%	A$(353.7)	6.38%
31 December 2008	**A$(3,660.7)**	**6.70%**	**A$(157.1)**	**6.45%**	A$(3,760.7)	6.72%	A$(157.1)	6.45%
31 December 2009	**A$(3,161.3)**	**6.79%**	**A$(158.5)**	**6.41%**	A$(3,161.3)	6.80%	A$(158.5)	6.41%
31 December 2010	**A$(2,942.7)**	**6.69%**	–	–	A$(2,942.7)	6.70%	–	–
31 December 2011	**A$(2,260.6)**	**6.69%**	–	–	A$(2,250.6)	6.69%	–	–
31 December 2012	**A$(1,841.1)**	**6.60%**	–	–	A$(1,831.1)	6.61%	–	–
31 December 2013	**A$(543.9)**	**6.33%**	–	–	A$(533.9)	6.33%	–	–
31 December 2014	**A$(419.0)**	**6.17%**	–	–	A$(409.0)	6.17%	–	–
31 December 2015	**A$(10.0)**	**6.66%**	–	–	–	–	–	–
€ payable								
31 December 2005	–	–	–	–	–	–	€(600.0)	3.58%
31 December 2006	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2007	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2008	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2009	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2010	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2011	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
£ payable								
31 December 2005	–	–	–	–	£(742.5)	5.45%	£(764.0)	5.52%
31 December 2006	**£(907.5)**	**5.39%**	**£(877.4)**	**5.58%**	£(907.5)	5.41%	£(892.0)	5.59%
31 December 2007	**£(927.5)**	**5.30%**	**£(1,156.7)**	**5.68%**	£(927.5)	5.32%	£(1,021.0)	5.64%
31 December 2008	**£(1,323.0)**	**5.36%**	**£(600.0)**	**5.39%**	£(1,023.0)	5.34%	£(600.0)	5.39%
31 December 2009	**£(1,363.0)**	**5.34%**	**£(600.0)**	**5.39%**	£(1,063.0)	5.31%	£(600.0)	5.39%
31 December 2010	**£(1,482.2)**	**5.33%**	**£(600.0)**	**5.39%**	£(1,032.2)	5.29%	£(600.0)	5.39%
31 December 2011	**£(1,482.2)**	**5.33%**	**£(600.0)**	**5.39%**	£(1,032.2)	5.29%	£(600.0)	5.39%
31 December 2012	**£(1,182.5)**	**5.29%**	**£(600.0)**	**5.39%**	£(732.5)	5.22%	£(600.0)	5.39%
31 December 2013	**£(1,182.5)**	**5.29%**	**£(600.0)**	**5.39%**	£(732.5)	5.22%	£(600.0)	5.39%
31 December 2014	**£(890.0)**	**5.23%**	**£(600.0)**	**5.39%**	£(440.0)	5.04%	£(600.0)	5.39%
31 December 2015	**£(450.0)**	**5.44%**	**£(600.0)**	**5.39%**	–	–	£(600.0)	5.39%
31 December 2016	–	–	**£(600.0)**	**5.39%**	–	–	£(600.0)	5.39%

NOTE 33 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(a) (ii) Interest rates (continued)

Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	Interest rate derivatives		Fixed rate borrowings		Interest rate derivatives		Fixed rate borrowings	
	31 Dec 06 Principal amount million	**31 Dec 06 Average rate including margin**	**31 Dec 06 Principal amount million**	**31 Dec 06 Average rate including margin**	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin	31 Dec 05 Principal amount million	31 Dec 05 Average rate including margin
US$ payable								
31 December 2005	-	-	-	-	US$(4,405.6)	3.18%	US$(6,435.9)	5.05%
31 December 2006	**US$(5,435.5)**	**5.35%**	**US$(7,892.4)**	**5.24%**	US$(4,110.6)	5.38%	US$(5,998.6)	5.10%
31 December 2007	**US$(6,497.1)**	**5.69%**	**US$(7,669.5)**	**5.26%**	US$(3,942.1)	5.71%	US$(5,798.0)	5.11%
31 December 2008	**US$(6,541.5)**	**5.72%**	**US$(7,243.2)**	**5.29%**	US$(3,520.6)	5.76%	US$(5,354.4)	5.14%
31 December 2009	**US$(6,354.5)**	**5.98%**	**US$(6,376.9)**	**5.33%**	US$(3,616.3)	6.18%	US$(4,455.4)	5.17%
31 December 2010	**US$(6,255.6)**	**6.05%**	**US$(5,525.2)**	**5.47%**	US$(3,314.8)	6.33%	US$(3,605.9)	5.34%
31 December 2011	**US$(5,499.0)**	**6.07%**	**US$(4,623.4)**	**5.52%**	US$(2,555.5)	6.30%	US$(2,692.1)	5.38%
31 December 2012	**US$(4,448.8)**	**6.04%**	**US$(3,687.0)**	**5.54%**	US$(1,504.6)	6.29%	US$(2,300.9)	5.36%
31 December 2013	**US$(3,634.9)**	**6.04%**	**US$(3,206.1)**	**5.53%**	US$(690.1)	6.55%	US$(1,803.1)	5.29%
31 December 2014	**US$(3,075.0)**	**5.92%**	**US$(1,545.4)**	**5.89%**	US$(129.9)	4.98%	US$(140.5)	6.49%
31 December 2015	**US$(1,650.0)**	**5.94%**	**US$(1,486.5)**	**5.93%**	-	-	-	-
31 December 2016	**US$(200.0)**	**5.57%**	**US$(220.1)**	**6.59%**	-	-	-	-

(b) Exchange rates

(i) Cross currency swaps in respect of the Westfield Group's foreign currency assets and liabilities

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 06	31 Dec 05	**31 Dec 06 million**	**31 Dec 06 million**	31 Dec 05 million	31 Dec 05 million
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2005	-	1.1906	-	-	A$(94.5)	NZ$112.5
31 December 2006	**1.2088**	1.1906	**A$(243.6)**	**NZ$294.5**	A$(94.5)	NZ$112.5
31 December 2007	**1.2088**	1.1906	**A$(243.6)**	**NZ$294.5**	A$(94.5)	NZ$112.5
£						
Contracts to receive € and pay £						
31 December 2005	-	0.6648	-	-	€200.0	£(133.0)
31 December 2006	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2007	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2008	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2009	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2010	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2011	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
US$						
Contracts to receive A$ and pay US$						
31 December 2005	-	0.6957	-	-	A$5,789.3	US$(4,027.5)
31 December 2006	**0.6950**	0.6945	**A$5,731.7**	**US$(3,983.5)**	A$5,691.2	US$(3,952.5)
31 December 2007	**0.6975**	0.6970	**A$5,603.8**	**US$(3,908.5)**	A$5,563.2	US$(3,877.5)
31 December 2008	**0.6970**	0.6970	**A$5,563.2**	**US$(3,877.5)**	A$5,563.2	US$(3,877.5)
31 December 2009	**0.6973**	0.6973	**A$4,700.6**	**US$(3,277.5)**	A$4,700.6	US$(3,277.5)
31 December 2010	**0.6940**	0.6940	**A$4,110.3**	**US$(2,852.5)**	A$4,110.3	US$(2,852.5)
31 December 2011	**0.7200**	0.7200	**A$3,086.0**	**US$(2,222.0)**	A$3,086.0	US$(2,222.0)
31 December 2012	**0.7199**	0.7199	**A$2,225.2**	**US$(1,602.0)**	A$2,225.2	US$(1,602.0)
31 December 2013	**0.7181**	0.7181	**A$1,160.0**	**US$(833.0)**	A$1,160.0	US$(833.0)
Contracts to receive € and pay US$						
31 December 2005	-	1.2128	-	-	€400.0	US$(485.1)
31 December 2006	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2007	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2008	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2009	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2010	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2011	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)

NOTE 33 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b) Exchange rates (continued)

(ii) Foreign currency swaps in respect of the Westfield Group's foreign currency assets and liabilities

Foreign currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 06	31 Dec 05	**31 Dec 06 million**	**31 Dec 06 million**	31 Dec 05 million	31 Dec 05 million
US$						
Contracts to buy US$ and sell A$						
31 December 2007	**0.7412**	–	**A$(337.3)**	**US$250.0**	–	–
31 December 2008	**0.7403**	–	**A$(189.1)**	**US$140.0**	–	–

(iii) Foreign currency options to hedge the Westfield Group's balance sheet

Foreign currency options maturing during the year ended		Weighted average exchange rate		Amount (payable)/receivable			
		31 Dec 06	31 Dec 05	**31 Dec 06 million**	**31 Dec 06 million**	31 Dec 05 million	31 Dec 05 million
US$							
Contracts to sell A$ and buy US$							
31 December 2006	Bought AUD Put/USD Call	-	0.7238	–	–	A$(5,509.4)	US$3,987.5
31 December 2006	Sold AUD Call/USD Put	-	0.7956	–	–	A$(5,011.6)	US$3,987.5
31 December 2008	Bought AUD Put/USD Call	**0.7086**	–	**A$(5,627.1)**	**US$3,987.5**	–	–
31 December 2008	Sold AUD Call/USD Put	**0.7559**	–	**A$(5,275.2)**	**US$3,987.5**	–	–

The foreign currency options will be exercised by the Group at maturity if the AUD/USD exchange rate is below the Bought AUD Put/USD Call exchange rate and the Sold AUD Call/USD Put will lapse. The foreign currency options will be exercised against the Group at maturity if the AUD/USD exchange rate is above the Sold AUD Call/USD Put exchange rate and the Bought AUD Put/USD Call will lapse.

(iv) Forward exchange contracts to hedge the Westfield Group's foreign currency income

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 06	31 Dec 05	**31 Dec 06 million**	**31 Dec 06 million**	31 Dec 05 million	31 Dec 05 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2006	–	1.1220	–	–	A$114.5	NZ$(128.5)
31 December 2007	**1.1272**	1.1196	**A$156.5**	**NZ$(176.4)**	A$123.6	NZ$(138.4)
31 December 2008	**1.1280**	1.1216	**A$158.7**	**NZ$(179.0)**	A$128.4	NZ$(144.0)
31 December 2009	**1.1498**	1.1234	**A$152.4**	**NZ$(175.2)**	A$97.2	NZ$(109.2)
31 December 2010	**1.1801**	1.1294	**A$110.2**	**NZ$(130.0)**	A$43.4	NZ$(49.0)
31 December 2011	**1.2110**	–	**A$57.0**	**NZ$(69.0)**	–	–
US$						
Contracts to buy A$ and sell US$						
31 December 2006	-	0.6079	–	-	A$371.3	US$(225.7)
31 December 2007	**0.6025**	0.6035	**A$396.2**	**US$(238.7)**	A$379.0	US$(228.7)
31 December 2008	**0.6688**	0.6628	**A$332.4**	**US$(222.3)**	A$338.5	US$(224.4)
31 December 2009	**0.7102**	0.7106	**A$292.9**	**US$(208.0)**	A$245.9	US$(174.7)
31 December 2010	**0.7121**	0.7106	**A$198.4**	**US$(141.3)**	A$109.8	US$(78.0)
31 December 2011	**0.7334**	–	**A$85.9**	**US$(63.0)**	–	–

(c) Credit risks

In accordance with the policies determined by the Board of the Westfield Group, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2006, the Group had 57% of its aggregate credit risk spread over three counterparties each with an S&P long term rating of AA- or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A- or higher. The aggregate credit risk in respect of derivative financial instruments is $1,270.8 million (31 December 2005: $1,049.9 million).

NOTE 34 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value		Carrying amount	
	31 Dec 06 $million	31 Dec 05 $million	**31 Dec 06 $million**	31 Dec 05 $million
Consolidated assets				
Cash	**246.9**	199.5	**246.9**	199.5
Trade receivables[i]	**53.2**	44.3	**53.2**	44.3
Derivative assets	**1,202.1**	787.2	**1,202.1**	787.2
Consolidated liabilities				
Payables[i]	**1,208.7**	1,169.1	**1,208.7**	1,169.1
Interest bearing liabilities				
– Fixed rate debt	**12,559.0**	11,668.4	**12,766.1**	11,730.2
– Floating rate debt	**5,795.6**	6,074.7	**5,795.6**	6,074.7
Other financial liabilities	**1,997.4**	1,752.8	**1,997.4**	1,752.8
Derivative liabilities	**628.4**	367.3	**628.4**	367.3
Parent Company assets				
Receivables	**2,217.9**	1,478.0	**2,217.9**	1,478.0
Parent Company liabilities				
Payables[i]	**1,034.1**	1,180.8	**1,034.1**	1,180.8
Interest bearing liabilities	**587.0**	387.6	**587.0**	387.6

[i] These financial assets and liabilities are not subject to interest rate risk.

[ii] The net fair value of equity accounted financial assets and liabilities exceeded the carrying value amount by $10.5 million (31 December 2005: $0.3 million).

NOTE 35 UNHEDGED FOREIGN CURRENCY NET ASSETS

	Consolidated	
	31 Dec 06 million	31 Dec 05 million
NZ$ denominated net assets before deferred tax	**NZ$2,853.8**	NZ$1,970.5
NZ$ deferred tax	**NZ$(392.9)**	NZ$(237.3)
NZ$ denominated net assets	**NZ$2,460.9**	NZ$1,733.2
£ denominated net assets before deferred tax	**£124.5**	£71.9
£ deferred tax	**£(323.0)**	£(250.0)
£ denominated net assets	**£(198.5)**	£(178.1)
US$ denominated net assets before deferred tax	**US$1,988.8**	US$1,209.7
US$ deferred tax	**US$(1,203.9)**	US$(989.8)
US$ denominated net assets	**US$784.9**	US$219.9

The foreign currency denominated net assets set out above have been determined after taking into account the cross currency swap principal amounts in note 33(b)(i).

	Consolidated		Parent Company	
	31 Dec 06 $000	31 Dec 05 $000	**31 Dec 06 $000**	31 Dec 05 $000
NOTE 36 AUDITOR'S REMUNERATION				
Amounts received or due and receivable by the auditors of the parent company and any other entity in the economic entity for:				
– Audit or review of the financial reports	**5,016**	4,536	136	125
– Assurance and compliance services	**627**	508	–	–
– Technical accounting advice and services	**206**	250	–	–
– Other services	**7**	27	–	–
	5,856	5,321	**136**	125
Amounts received or due and receivable by Affiliates of the auditors of the parent company for:				
– Audit or review of the financial reports	**4,000**	2,774	–	–
– Assurance and compliance services	**30**	315	–	–
– Taxation advice and compliance	**520**	463	–	–
– Other services	–	17	–	–
	4,550	3,569	–	–
	10,406	8,890	**136**	125

NOTE 37 SUPERANNUATION COMMITMENTS

The Group sponsors accumulation style superannuation funds and plans to provide retirement benefits to its employees. There are no unfunded liabilities in respect of these superannuation funds and plans. The Group does not sponsor defined benefits style superannuation funds and plans.

NOTE 38 EMPLOYEES

At 31 December 2006 the Group employed 4,647 (31 December 2005: 4,417) staff, including full time, part time and casual staff on a full time equivalent basis.

NOTE 39 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this note unless disclosed elsewhere in this financial report.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity

Details of key management personnel are disclosed in note 40.

Other Related Parties

LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Steven Lowy and Mr Peter Lowy.

The Lowy Institute is considered to be a related party of the Group. This is due to this entity being under the control or significant influence of certain Directors of the Group, being either Mr Frank Lowy, Mr Steven Lowy or Mr Peter Lowy.

(ii) Parent

Subsidiaries

Details of Parent Company interests in subsidiaries are disclosed in note 41.

Key Management Personnel of the entity

Details of Key Management Personnel are disclosed in note 40.

Other Related Parties

The related parties noted under the consolidated description above are also related parties of the Parent Company.

NOTE 39 RELATED PARTY DISCLOSURES (CONTINUED)

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity

Remuneration of Key Management Personnel is disclosed in note 40.

The Group owns aircraft for business use by its executives. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and these Directors totalled $539,566 (2005: $1,081,239) during the period, and were payable on seven day terms.

Other Related Parties

The Group and LFG have entered into arrangements regarding the Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are as follows:

- The Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Group incurred costs amounting to $1,654,569 (2005: $972,352) in relation to the use of these aircraft. Amounts charged are payable on 30 day terms.
- The Group has aircraft operation, maintenance, crew sharing, and hangerage agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Group charged LFG $441,961 (2005: $345,558) in relation to the provision of aircrew, maintenance, and hangerage to LFG, which are payable on seven day terms. Also during the period, the Group was charged $169,425 (2005: $76,426) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

LFG currently subleases premises from the Group. During the period $273,520 (2005: $164,782) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Group provided design and construction administrative services to The Lowy Institute for which it charged $11,423 (2005: $15,959), which was based on arm's length rates. Amounts charged are payable on seven day terms.

During the period the Group paid amounts totalling $46,834 (2005: $Nil) for rental accommodation owned by LFG.

During the period the Group charged LFG $231,079 (2005:$Nil) for service costs in relation to the provision of communication services.

During the period the Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

At year end the following amounts were recorded in the Group balance sheet as receivable with the following related parties:

Nature	Type	**2006**	2005
Owing from LFG	Current receivable	**$26,798**	$36,653

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

(ii) Parent

Subsidiaries

Investments held in subsidiaries are disclosed in note 41.

Included in the operating result of the Parent Company is dividend income of $186.7 million (2005: $46.9 million) received from subsidiary companies. Included in the operating result of the Parent Company is management fee expenses of $4.1 million (2005: $3.9 million) payable to subsidiary companies. Included in the operating result is a net interest income of $15.5 million (2005: net interest expense $2.6 million) relating to loans with subsidiaries. Included in the operating result is a net foreign currency loss of $0.1 million (2005: $9.3 million) relating to foreign currency loans with subsidiaries. During the period the Parent Company sold a subsidiary company to WAT for consideration of $575.1 million. Included in the profit for the year is a gain on sale relating to this transaction of $520.7 million.

Key Management Personnel of the entity

Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties

Details of transactions with Other Related Parties are disclosed in part b(i) above.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL

(a) Remuneration of Key Management Personnel

The amounts below represent the full remuneration amounts for Key Management Personnel of the Westfield Group. The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the Financial Report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

	Short term benefits				Post Employment	Share Based		Total
	Cash salary, fees and short term compensated absences	Short term cash profit sharing and other bonuses	Non monetary benefits	Other short term employee benefits [2]	Other post employment benefits	Amortisation of cash settled share based payment transactions [1]		
						Relating to current year awards	Relating to prior year awards	
Key Management Personnel	$	$	$	$	$	$	$	$
F P Lowy, AC – Executive Chairman [3]								
31 December 2006	**8,000,000**	**5,500,000**	**756,737**	**42,554**	**88,906**	**–**	**–**	**14,388,197**
31 December 2005	8,000,000	4,500,000	664,667	44,159	81,000	–	–	13,289,826
F G Hilmer, AO – Deputy Chairman								
31 December 2006	**228,000**	**–**	**–**	**–**	**–**	**–**	**–**	**228,000**
31 December 2005	228,000	–	–	–	–	–	–	228,000
D H Lowy, AM – Deputy Chairman								
31 December 2006	**204,000**	**–**	**–**	**–**	**–**	**–**	**–**	**204,000**
31 December 2005	204,000	–	–	–	–	–	–	204,000
R L Furman – Non Executive Director								
31 December 2006	**162,000**	**–**	**–**	**–**	**–**	**–**	**–**	**162,000**
31 December 2005	162,000	–	–	–	–	–	–	162,000
D M Gonski, AO – Non Executive Director								
31 December 2006	**188,000**	**–**	**–**	**–**	**–**	**–**	**–**	**188,000**
31 December 2005	188,000	–	–	–	–	–	–	188,000
S P Johns – Non Executive Director								
31 December 2006	**608,000**	**–**	**–**	**–**	**–**	**–**	**–**	**608,000**
31 December 2005	608,000	–	–	–	–	–	–	608,000
P Lowy – Group Managing Director								
31 December 2006	**3,317,850**	**3,052,422**	**–**	**293,347**	**–**	**1,097,352**	**1,368,031**	**9,129,002**
31 December 2005	1,967,987	2,500,000	–	(98,071)	–	968,308	–	5,338,224
S Lowy – Group Managing Director								
31 December 2006	**2,500,000**	**3,000,000**	**–**	**446,346**	**–**	**1,097,352**	**1,368,031**	**8,411,729**
31 December 2005	1,500,000	2,500,000	–	(21,277)	–	968,308	–	4,947,031
J B Studdy, AM – Non Executive Director								
31 December 2006	**170,000**	**–**	**–**	**–**	**–**	**–**	**–**	**170,000**
31 December 2005	170,000	–	–	–	–	–	–	170,000
F T Vincent – Non Executive Director								
31 December 2006	**150,000**	**–**	**–**	**–**	**–**	**–**	**–**	**150,000**
31 December 2005	150,000	–	–	–	–	–	–	150,000
G H Weiss – Non Executive Director								
31 December 2006	**168,000**	**–**	**–**	**–**	**–**	**–**	**–**	**168,000**
31 December 2005	168,000	–	–	–	–	–	–	168,000
D R Wills, AO – Non Executive Director								
31 December 2006	**156,000**	**–**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2005	156,000	–	–	–	–	–	–	156,000
C M Zampatti, AM – Non Executive Director								
31 December 2006	**156,000**	**–**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2005	156,000	–	–	–	–	–	–	156,000
Subtotal Directors								
31 December 2006	**16,007,850**	**11,552,422**	**756,737**	**782,247**	**88,906**	**2,194,704**	**2,736,062**	**34,118,928**
31 December 2005	13,657,987	9,500,000	664,667	(75,189)	81,000	1,936,616	–	25,765,081

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(a) Remuneration of Key Management Personnel (continued)

The amounts below represent the full remuneration amounts for Key Management Personnel of the Westfield Group. The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the Financial Report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

	Short term benefits				Post Employment	Share Based		Total
	Cash salary, fees and short term compensated absences	Short term cash profit sharing and other bonuses	Non monetary benefits	Other short term employee benefits[2]	Other post employment benefits	Amortisation of cash settled share based payment transactions[1]		
						Relating to current year awards	Relating to prior year awards	
Key Management Personnel	$	$	$	$	$	$	$	$
P Allen – Group Chief Financial Officer[4]								
31 December 2006	**900,000**	**1,000,000**	**–**	**53,729**	**–**	**2,454,159**	**551,461**	**4,959,349**
31 December 2005	850,000	700,000	100,509	82,820	–	416,667	–	2,149,996
R Green[5]								
31 December 2006	**494,496**	**247,248**	**24,066**	**–**	**2,324,987**	**–**	**–**	**3,090,797**
31 December 2005	1,311,992	1,967,987	69,394	–	–	–	–	3,349,373
M Gutman – Managing Director, UK and Europe[6]								
31 December 2006	**988,937**	**1,222,195**	**800,464**	**38,939**	**–**	**2,392,936**	**542,581**	**5,986,052**
31 December 2005	811,262	811,262	1,099,875	17,806	–	368,683	–	3,108,888
R Jordan – Managing Director, Australia and New Zealand								
31 December 2006	**900,000**	**1,000,000**	**–**	**79,177**	**–**	**2,427,108**	**442,148**	**4,848,433**
31 December 2005	850,000	700,000	–	33,781	–	328,635	–	1,912,416
K Wong – Managing Director, United States[7]								
31 December 2006	**995,355**	**928,998**	**154,137**	**15,390**	**–**	**2,451,943**	**474,440**	**5,020,263**
31 December 2005	918,394	918,394	153,444	924	–	341,717	–	2,332,873
Subtotal Non Director Key Management Personnel								
31 December 2006	**4,278,788**	**4,398,441**	**978,667**	**187,235**	**2,324,987**	**9,726,146**	**2,010,630**	**23,904,894**
31 December 2005	4,741,648	5,097,643	1,423,222	135,331	–	1,455,702	–	12,853,546
Total Key Management Personnel								
31 December 2006	**20,286,638**	**15,950,863**	**1,735,404**	**969,482**	**2,413,893**	**11,920,850**	**4,746,692**	**58,023,822**
31 December 2005	18,399,635	14,597,643	2,087,889	60,142	81,000	3,392,318	–	38,618,627

[1] Cash settled share based transactions represent amounts amortised relating to the EDA Plan and PIP Plan. Refer to the Remuneration Report in the Directors' Report for further details regarding the operation of these plans.

The value of new awards attributed to the Group Managing Directors in the financial year was the same as financial year 2005. The increase in remuneration in the financial year when compared with financial year 2005 is attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the disclosed amortisation of awards granted in previous years and disclosed previously in respect of that year.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $753,827 (2005 $661,765) relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $88,906 (2005: $81,000) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] Mr P Allen's prior year non monetary benefits amount of $100,509 represented loan forgiveness.

[5] Mr R Green passed away on 16 May 2006. Up until this time he held the position of Vice Chairman – Operations, United States. The post employment amount represents an ex gratia benefit to the estate of Mr Richard Green

[6] Non monetary benefits for Mr M Gutman of $800,464 (2005: $1,099,875) comprise normal expatriate benefits including accommodation (plus fringe benefits tax on those benefits) paid to compensate the executive for additional costs incurred as an expatriate.

[7] Non monetary benefits for Mr K Wong of $154,137 (2005: $153,444) comprised medical benefits and deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan.

(b) Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Options Plans.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(c) Shareholdings of Key Management Personnel

Staples securities held in Westfield Group (number)	Balance at 1 Jan 2006	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2006
F P Lowy, AC / D H Lowy, AM / P S Lowy / S M Lowy [(1)]	166,841,351			(470,410)	166,370,941
R L Furman	–				–
D M Gonski, AO	299,527				299,527
F G Hilmer, AO	189,433			30,000	219,433
S P Johns	1,577,122			381	1,577,503
J B Studdy, AM	38,573				38,573
F T Vincent	–			10,000	10,000
G H Weiss	–			20,000	20,000
D R Wills, AO	20,000				20,000
C M Zampatti, AM	234,752			76,197	310,949
P Allen	166,042			–	166,042
R Green	–				–
M Gutman	383,590				383,590
R Jordan	724,869				724,869
K Wong	–				–
Total	**170,475,259**	**–**	**–**	**(333,832)**	**170,141,427**

[(1)] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

(d) Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with Key Management Personnel are included in note 39.

(ii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends/distributions by the Group in respect of stapled securities held in the Group.

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA						
Parent Company						
Westfield Holdings Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Consolidated Controlled Entities						
Adurant Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Alphen Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Annsa Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Bobian Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Bondi Junction Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Cairns Investment Trust – Shares Trust	**100.0**	**100.0**	**100.0**	–	–	–
Cairns Investment Trust – Units Trust	**–**	**100.0**	**100.0**	–	–	–
Carindale Property Trust	**–**	**50.0**	**100.0**	–	50.0	100.0
Cavemont Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Croissy Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Descon Invest Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Fountain Gate Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Gaural Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Greissen Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Lourens Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Lycus Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Marchet Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Market Street Investment Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Market Street Property Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Nauthiz Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Orta Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Parliv Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Regional Shopping Centre Nominees Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)						
Consolidated Controlled Entities (continued)						
Risemond Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Samel Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Titania Services Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Variscite Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
VIC Shopping Centre Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
WD Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
WestArt Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield (NZ) Sub Trust (formerly Westfield Sub Trust No.2)	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield (Parramatta) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Alliances (NZ) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Alliances Carindale Pty Limited	**85.0**	**100.0**	**100.0**	85.0	100.0	100.0
Westfield Alliances Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield America Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield America Trust	**4.5**	**100.0**	**100.0**	4.5	100.0	100.0
Westfield American Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Australian Shopping Centre Trust No.1 (formerly Westfield Sub Trust B)	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Australian Shopping Centre Trust No.2 (formerly Westfield Number 2 Sub Trust)	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Capital Assets Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Capital Corporation Finance Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Capital Corporation Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Capital Financial Services Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Carindale Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Chatswood Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Custodian Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Design and Construction Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Developments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield European Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Executive Option Plan Trust	**–**	**–**	**100.0**	–	–	100.0
Westfield Finance (Aust) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Funds Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Gift Cards Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Internet Shoppingtown Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Morley Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield No.1 Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield No.4 Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Northgate Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Number 3 Sub Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Number 4 Sub Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Projects (Australia) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Promotion Fund Management Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Property Funds Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Queensland No.1 Pty Limited	**100.0**	**100.0**	**100.0**	–	–	–
Westfield Queensland No.2 Pty Limited	**100.0**	**100.0**	**100.0**	–	–	–
Westfield Queensland Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield RSCF Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Services Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Services Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co (A.C.T.) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Qld.) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co (S.A.) Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield Shopping Centre Management Co (Vic.) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtown Carousel Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust A	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust C	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust D	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust E	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust F	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust G	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust H	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust I	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust J	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust K	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Trust	–	**100.0**	**100.0**	–	100.0	100.0
Westfield Tuggerah Trust	–	**100.0**	**100.0**	–	100.0	100.0
Westfield U.S. Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WestNM Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WestUS Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WestUS Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WFA Finance (Aust) Pty Limited	**4.5**	**100.0**	**100.0**	4.5	100.0	100.0
Woodfield Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WRS Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WSF Fund Limited	**100.0**	**100.0**	**100.0**	–	–	–
WT Finance (Aust) Pty Limited	–	**100.0**	**100.0**	–	100.0	100.0
Zed Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Proportionately Consolidated Joint Ventures						
Westfield Airport West	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Bay City	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Belconnen	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Carindale	–	**25.0**	**50.0**	–	25.0	50.0
Westfield Helensvale	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Hurstville	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Liverpool	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Marion	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Miranda	–	**50.0**	**50.0**	–	50.0	50.0
Westfield North Lakes	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Parramatta	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Penrith	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Plenty Valley	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Westlakes	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Whitford City	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Woden	–	**50.0**	**50.0**	–	50.0	50.0
Equity Accounted Entities						
AMP Wholesale Shopping Centre Trust No.2	–	**10.0**	**10.0**	–	10.0	10.0
Cairns Central Limited	**50.0**	**50.0**	**50.0**	–	–	–
CMS General Trust	–	**50.0**	**50.0**	–	–	–
CMS Property Trust	–	**50.0**	**50.0**	–	–	–
Karrinyup Shopping Centre Trust	–	**25.0**	**25.0**	–	25.0	25.0
Mt Druitt Shopping Centre Trust	–	**50.0**	**50.0**	–	50.0	50.0
SA Shopping Centre Trust	–	**50.0**	**50.0**	–	50.0	50.0
Southland Trust	–	**50.0**	**50.0**	–	50.0	50.0
Tea Tree Plaza Trust	–	**50.0**	**50.0**	–	50.0	50.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN IRELAND						
Consolidated Controlled Entities						
The Sprucefield Centre Limited	**25.5**	**50.0**	**50.0**	50.0	50.0	50.0
Westfield Europe Finance Plc	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
ENTITIES INCORPORATED IN JERSEY						
Consolidated Controlled Entities						
Aldeburgh Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.1 General Partner Limited	**51.0**	**100.0**	**50.0**	51.0	100.0	100.0
Sprucefield No.1 Limited Partnership	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.2 General Partner Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.2 Limited Partnership	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.1 Nominee Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.2 Nominee Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield Unit Trust	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
The Westfield Jersey Unit Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
UK Shopping Centres Trustee (No.1) Limited	**15.0**	**100.0**	**100.0**	–	–	–
UK Shopping Centres Trustee (No.2) Limited	**15.0**	**100.0**	**100.0**	–	–	–
Westfield Management Jersey Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management Jersey (Nominee) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield MH (No.1) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.2) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.3) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.4) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.5) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.6) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.7) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield MH (No.8) Jersey Unit Trust	**15.0**	**100.0**	**100.0**	–	–	–
Westfield UK Acquisitions (Jersey) Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield UK Acquisitions No.2 (Jersey) Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Equity Accounted Entities						
W (No.1) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.1) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.2) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.2) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.3) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.3) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.4) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.4) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.5) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.5) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.6) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.6) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee C) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee D) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee E) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee F) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
ENTITIES INCORPORATED IN LUXEMBOURG						
Consolidated Controlled Entities						
Darmor SA	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
ENTITIES INCORPORATED IN MALAYSIA						
Consolidated Controlled Entities						
Westasia Malls Sdn. Bhd.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtowns Corporation Sdn Bhd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 - Interest			31 Dec 05 - Interest		
		Beneficial[(i)]			Beneficial[(i)]	
Name of entity	Parent Company %	Westfield Group %	Consolidated or Equity accounted %	Parent Company %	Westfield Group %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN NEW ZEALAND						
Consolidated Controlled Entities						
Albany Shopping Centre (No 2) Limited	-	100.0	100.0	-	100.0	100.0
Albany Shopping Centre Limited	-	100.0	100.0	-	100.0	100.0
Cedarville Properties Limited	-	100.0	100.0	-	100.0	100.0
Chartwell Shopping Centre Limited	-	100.0	100.0	-	100.0	100.0
Downtown Shopping Centre (No 2) Limited	-	100.0	100.0	-	100.0	100.0
Downtown Shopping Centre Limited	-	100.0	100.0	-	100.0	100.0
Glenfield Mall Limited	-	100.0	100.0	-	100.0	100.0
Johnsonville Shopping Centre Limited	-	100.0	100.0	-	100.0	100.0
Kroftfield Properties Limited	-	100.0	100.0	-	100.0	100.0
Manukau City Centre Limited	-	100.0	100.0	-	100.0	100.0
Petavid Investments Limited	-	100.0	100.0	-	100.0	100.0
Queensgate Centre Limited	-	100.0	100.0	-	100.0	100.0
Redisville Enterprises Limited	-	100.0	100.0	-	100.0	100.0
Riccarton Shopping Centre (1997) Limited	-	100.0	100.0	-	100.0	100.0
Shore City Centre (1993) Limited	-	100.0	100.0	-	100.0	100.0
St Lukes Group (No.2) Limited	-	100.0	100.0	-	100.0	100.0
St Lukes Group (No.3) Limited	-	100.0	100.0	-	-	-
St Lukes Group Holdings Limited	-	100.0	100.0	-	100.0	100.0
St Lukes Group Limited	-	100.0	100.0	-	100.0	100.0
St Lukes Square (1993) Limited	-	100.0	100.0	-	100.0	100.0
The Plaza Pakuranga Limited	-	100.0	100.0	-	100.0	100.0
WestCity Shopping Centre Limited	-	100.0	100.0	-	100.0	100.0
Westfield (New Zealand) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Finance (NZ) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Leasing (NZ) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Properties (New Zealand) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (NZ) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Trust (NZ) Limited	-	100.0	100.0	-	100.0	100.0
WT Finance (NZ) Limited	-	100.0	100.0	-	100.0	100.0
ENTITIES INCORPORATED IN SINGAPORE						
Consolidated Controlled Entities						
WRMS Pte Limited	100.0	100.0	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN UNITED KINGDOM						
Consolidated Controlled Entities						
Cable Plaza Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Castle & Pedmore Houses Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Crossmane Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Fox Retail General Partner Limited	51.0	100.0	100.0	100.0	100.0	100.0
Merry Hill Management Services Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Merry Hill Services Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Merry Hill Trading Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Stannifer Broadway Limited	51.0	100.0	100.0	51.0	100.0	100.0
Stannifer Broadway No.2 Limited	51.0	100.0	100.0	51.0	100.0	100.0
Stratford City Developments Limited	51.0	100.0	100.0	100.0	100.0	100.0
The White City (Shepherds Bush) Limited Partnership	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Acquisitions Plc	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Merry Hill Limited	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Acquistions Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Group Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Holdings Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Investments Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Leaseholds Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Participations Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Phase 1 Limited	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Properties Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Waterfront Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Shoppingtowns Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK (Nominee) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK General Partner Limited	100.0	100.0	100.0	100.0	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield UK Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield White City GP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City HC Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City LP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City SAGP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City SALP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Wholesale (Nominee) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Wholesale General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City (Shepherds Bush) General Partner Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions (Nominee 1) Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions (Nominee 2) Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Developments Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Shopping Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Equity Accounted Entities						
Broadmarsh Retail General Partner Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Broadmarsh Retail (Nominee No.1) Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Broadmarsh Retail (Nominee No.2) Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
DGL Acquisitions Limited	**25.5**	**50.0**	**50.0**	25.5	50.0	50.0
Duelguide Finance Limited	**25.5**	**50.0**	**100.0**	100.0	100.0	100.0
Duelguide Holdings Limited	**25.5**	**50.0**	**100.0**	100.0	100.0	100.0
Duelguide Limited	**25.5**	**50.0**	**100.0**	100.0	100.0	100.0
Duelguide Mezzanine Limited	**25.5**	**50.0**	**100.0**	100.0	100.0	100.0
MH (No.1) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.1) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.2) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.2) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.3) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.3) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.4) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.4) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.5) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.5) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.6) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.6) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.7) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.7) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.8) General Partner Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.8) Limited Partnership	**7.5**	**50.0**	**50.0**	–	–	–
MH (No.1) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.1) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.2) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.2) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.3) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.3) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.4) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.4) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.5) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.5) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.6) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.6) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.7) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.7) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.8) Nominee A Limited	**50.0**	**50.0**	**50.0**	–	–	–
MH (No.8) Nominee B Limited	**50.0**	**50.0**	**50.0**	–	–	–
The Broadmarsh Retail Limited Partnership	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Wilmslow (No.1) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.1) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.2) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Equity Accounted Entities (continued)						
The Wilmslow (No.2) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.3) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.3) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.3) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.3) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.4) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.4) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.5) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.5) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.6) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.6) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.7) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.7) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
ENTITIES INCORPORATED IN UNITED STATES						
Consolidated Controlled Entities						
1801 Avenue of the Stars LP	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
21919 Erwin Street, LLC	**16.3**	**100.0**	**100.0**	–	–	–
21945 Erwin Street, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Agoura Hills Acquisition LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Anita Associates	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Land LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Land II, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Annapolis Mall Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Manager LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Parcel LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Annapolis Shoppingtown LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Avenue of the Stars, LLC (formerly Avenue of the Stars GP Inc)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Arch Real Estate LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Bellweather Properties of Florida (Limited)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Brandon Land Partners, Ltd.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Brandon Shopping Center Partners, Ltd.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Capital Mall Company	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Capital Mall Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Capital Mall Land LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Capital Shopping Center LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Capital Mall GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
CC Building GP LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
CC Building L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Century City Mall Partners, LLC	–	–	–	18.4	100.0	100.0
Century City Mall, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Chesterfield Mall, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Chesterfield Parcel LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Citrus Park Venture Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
CMF Fox Hills, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF MP North, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF MP South, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF NCF North, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF NCF South, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF PCR, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF PWC, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF Richland, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF Santa Anita, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF UTC North, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF UTC South, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF Wheaton Borrower, LLC	**16.3**	**100.0**	**100.0**	–	–	–

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
		Beneficial[i]			Beneficial[i]	
Name of entity	Parent Company %	Westfield Group %	Consolidated or Equity accounted %	Parent Company %	Westfield Group %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
CMF Wheaton, LLC	**16.3**	**100.0**	**100.0**	–	–	–
CMF, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Connecticut Post Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Connecticut Post Mall No.2 LLC	–	–	–	18.4	100.0	100.0
Crestwood Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Crestwood Plaza MM, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Downtown Plaza Holdings LLC	–	–	–	18.4	100.0	100.0
Downtown Plaza LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Eagle Rock Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Eagle Rock Manager LLC	–	–	–	18.4	100.0	100.0
Eagle Rock Plaza LLC	–	–	–	18.4	100.0	100.0
Eagle Rock Properties, Inc.	–	–	–	18.4	100.0	100.0
Eastland Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Eastland Manager LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Eastland Shopping Center L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Enfield Holdings II LLC	–	–	–	18.4	100.0	100.0
Enfield Holdings LLC	–	–	–	18.4	100.0	100.0
Enfield Land LLC	–	–	–	18.4	100.0	100.0
Enfield Square LLC	–	–	–	18.4	100.0	100.0
Enfield Square, Inc.	–	–	–	18.4	100.0	100.0
EWH Escondido Associates L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Fashion Square, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
FH Financing LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Fox Hills GP, LLC (formerly Fox Hills Mall, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Fox Hills Holdings I LP	–	–	–	18.4	100.0	100.0
Fox Hills Holdings II LLC	–	–	–	18.4	100.0	100.0
Fox Hills Mall L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Fox Valley Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Fox Valley Parcel, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Franklin Park Parcel LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Franklin Residential Parcel, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Great Northern Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Growth Head GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
GSP Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Hahn UPI	**16.3**	**79.3**	**100.0**	14.6	79.3	100.0
Hawthorn Theatre LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Hawthorn, L.P	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Head Acquisition, L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Horton Land LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Horton Plaza GP, LLC (formerly Horton Plaza, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Horton Plaza Holdings I LP	–	–	–	18.4	100.0	100.0
Horton Plaza Holdings II LLC	–	–	–	18.4	100.0	100.0
Horton Plaza L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Independence Mall Associates L.P.	–	–	–	18.4	100.0	100.0
Independence Mall Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Independence Service, LLC (formerly Independence Service, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Independence Shoppingtown LLC	–	–	–	18.4	100.0	100.0
Louis Joliet Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Louis Joliet Shoppingtown LP	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
MainPlace Shoppingtown LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Meriden Holdings LLC	–	–	–	18.4	100.0	100.0
Meriden Square #1 LLC	–	–	–	18.4	100.0	100.0
Meriden Square #2 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Meriden Square #3 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Meriden Square Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers Land Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Mid Rivers Land LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers Land LLC II	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers Land, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers Office Development I, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mid Rivers MM, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mission Valley Center LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mission Valley Finance Corporation	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mission Valley Manager LLC	**–**	**–**	**–**	18.4	100.0	100.0
Mission Valley Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Mission Valley Service, LLC (formerly Mission Valley Service, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Montgomery Mall Properties, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Nauthiz XRS, LLC	**16.3**	**100.0**	**100.0**	–	–	–
North County Fair L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Northwest Mall Holdings LLC	**–**	**–**	**–**	18.4	100.0	100.0
Northwest Plaza LLC	**–**	**–**	**–**	18.4	100.0	100.0
Northwest Plaza MM, LLC	**–**	**–**	**–**	18.4	100.0	100.0
Oakridge Mall GP, LLC (formerly Oakridge Mall, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Oakridge Mall L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Old Orchard Urban Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Parkway Plaza GP, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Parkway Plaza Holdings I L.P.	**–**	**–**	**–**	18.4	100.0	100.0
Parkway Plaza Holdings II LLC	**–**	**–**	**–**	18.4	100.0	100.0
Parkway Plaza L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Parkway Plaza, Inc.	**–**	**–**	**–**	18.4	100.0	100.0
PCRGP L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Plaza Bonita GP, LLC (formerly Plaza Bonita Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Plaza Bonita Holdings I LP	**–**	**–**	**–**	18.4	100.0	100.0
Plaza Bonita Holdings II LLC	**–**	**–**	**–**	18.4	100.0	100.0
Plaza Bonita II LLC	**–**	**–**	**–**	18.4	100.0	100.0
Plaza Bonita II LP	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Plaza Bonita L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Plaza Bonita Parking GP, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Plaza Camino Real LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Plaza Camino Real LP	**16.3**	**100.0**	**100.0**	7.4	40.0	40.0
Plaza Camino Service, LLC (formerly Plaza Camino Services, Inc.)	**16.3**	**100.0**	**100.0**	5.5	30.0	30.0
Plaza West Covina GP, LLC (formerly Plaza West Covina, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Plaza West Covina L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Promenade L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Residential Real Estate I LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Residential Rental and Investments, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Roseville Parcel, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Roseville Shoppingtown LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
S.F. Shopping Centre Associates, L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Santa Ana Venture	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Santa Anita Fashion Park L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Santa Anita GP LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Santa Anita Service, LLC (formerly Santa Anita Service, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Sarasota Shoppingtown LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Sargent Drive Acquisition LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Sargent Drive Holding LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Solano Mall L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South County Center LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South County Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South County Post Office LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South County Properties, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
South County Shoppingtown LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South Shore Mall Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South Shore Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
South Shore Manager LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Southgate Plaza LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
SSM Land LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
St. Louis Assets, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Sunrise Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
The Connecticut Post Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Topanga Center, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Topanga Plaza L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Topanga Plaza Owner LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Trumbull Department Stores, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Trumbull Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Trumbull Shopping Center # 1 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Trumbull Shopping Center # 2 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
UC Century Genpar, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
UK Shopping Centres (No.1) LLC	**15.0**	**100.0**	**100.0**	–	–	–
UK Shopping Centres (No.2) LLC	**15.0**	**100.0**	**100.0**	–	–	–
UK Shopping Centres (No.3) LLC	**15.0**	**100.0**	**100.0**	–	–	–
UK Shopping Centres (No.4) LLC	**15.0**	**100.0**	**100.0**	–	–	–
UPI Associates	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Urban Roseville LLC	**2.8**	**17.4**	**100.0**	3.2	17.4	100.0
Urban Shopping Centers, L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Vancouver Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Vancouver Mall II Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Vancouver Mall II LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Vancouver Mall LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WALP Service, LLC (formerly WALP Service, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WAP HC, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WCI Finance, LLC	**16.3**	**100.0**	**100.0**	–	–	–
WCM (BOS), LLC	**16.3**	**100.0**	**100.0**	–	–	–
WCMI (Texas), Inc	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WCMI (Texas), LLC	**16.3**	**100.0**	**100.0**	–	–	–
WEA Belden LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Brandon I GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Brandon II GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Century City GP, LLC	–	–	–	18.4	100.0	100.0
WEA Chesterfield LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Chicago Ridge, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Citrus GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Countryside GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Crestwood Plaza LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA CT Houses LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Eastridge GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Eastridge LP	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Finance LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Fox Valley GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Galleria GP, LLC	–	–	–	18.4	100.0	100.0
WEA Garden State Plaza GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Gateway LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Great Northern GP II, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Great Northern GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Great Northern Mall, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA GSP, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Hawthorn Shopping Center GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Hawthorn Theatre MM, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA MainPlace GP, LLC	–	–	–	18.4	100.0	100.0
WEA Meriden Square LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Meriden Square No.2 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
		Beneficial[(i)]	Consolidated		Beneficial[(i)]	Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities *(continued)*						
WEA Meriden Square No.3 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Meriden Square, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Midway LLC	–	–	–	18.4	100.0	100.0
WEA North Bridge LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA North County Fair LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA NY Houses LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA NY II, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA NY, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Old Orchard GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Palm Desert L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Richland LLC	–	–	–	18.4	100.0	100.0
WEA San Francisco GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Solano BB, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Southcenter LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Southlake LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Southpark LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Valley Fair L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA Valley Fair UTC L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA VTC GP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WEA VTC LP, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
West County Center LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
West County Holdings LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
West County Parcel, LLC	**16.3**	**100.0**	**100.0**	–	–	–
West County Shoppingtown LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
West Covina Holdings I LP	–	–	–	18.4	100.0	100.0
West Covina Holdings II LLC	–	–	–	18.4	100.0	100.0
West Park GP, LLC	–	–	–	18.4	100.0	100.0
West Park Mall LLC	–	–	–	18.4	100.0	100.0
West Park Mall, Inc.	–	–	–	18.4	100.0	100.0
West Park Partners L.P.	–	–	–	18.4	100.0	100.0
West Valley Development LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
West Valley L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
West Valley Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America G.P., Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America GP LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America Investor L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America M.S., Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America of Annapolis, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America of Bonita, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America of Meriden Square, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America of Missouri, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America of Vancouver, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America of West Covina, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield America Shopping Centres, L.P.	**16.3**	**100.0**	**100.0**	–	–	–
Westfield America, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Beneficiary 1, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Beneficiary 2, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Benefit, Inc.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Branding LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Bulletin Building, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Westfield Centers LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Century City, LLC (formerly Westfield Century City TRS, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Concession Management, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Westfield Emporium LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Europe LLC	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Franklin Park II, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Franklin Park Mall, LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Franklin Park Mezz II LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Garden State LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
Name of entity	Parent Company %	Beneficial[i] Westfield Group %	Consolidated or Equity accounted %	Parent Company %	Beneficial[i] Westfield Group %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield Gift Card Management, Inc.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Growth II L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Growth L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Head LP	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Independence LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Independence Mall Limited Partnership	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield LLC (formerly Westfield Corporation, Inc.)	**16.3**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Louis Joliet, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Management Acquisition, Inc.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management Company, General Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield MerchantWired, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Metreon, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Westfield Mission Valley Corporation	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield North Bridge Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Project Management, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Westfield Project Management Corporation, Inc.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Sacramento Acquisition Associates L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield San Francisco I, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Westfield San Francisco LLC (formerly Westfield San Francisco TRS, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Services, Inc.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield SF L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Subsidiary REIT 1, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Subsidiary REIT 2, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Topanga Owner L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield USA Centres, Inc	**100.0**	**100.0**	**100.0**	–	–	–
Westfield U.S. Advisory, Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield U.S. Management, Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield U.S. Holdings, LLC	**16.3**	**100.0**	**100.0**	–	–	–
Westfield Urban Preferred LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield Urban, LLC (formerly Westfield Urban TRS, Inc.)	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield WRI, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westfield WTC Holding LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westland Milford Properties, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westland Partners, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westland Properties, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westland Shopping Center L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westland South Shore Mall L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Westland Town Center LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Wheaton Plaza No.1 LLC	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Wheaton Plaza Regional Shopping Center L.L.P.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
WHL (USA), Inc	**100.0**	**100.0**	**100.0**	–	–	–
WPI Meriden Square, Inc.	**16.3**	**100.0**	**100.0**	18.4	100.0	100.0
Equity Accounted Entities						
Abbey Acquisition, LLC	**7.1**	**43.3**	**43.3**	8.0	43.3	43.3
Bulletin Building, LLC	**8.2**	**50.0**	**50.0**	–	–	–
DTA Holding LLC	**7.1**	**43.3**	**43.3**	8.0	43.3	43.3
Emporium Mall, LLC	**8.2**	**50.0**	**50.0**	–	–	–
Emporium Development LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Fashion Square Service TRS, Inc	**8.2**	**50.0**	**50.0**	6.9	37.5	37.5
GSP Service TRS, Inc	**8.2**	**50.0**	**50.0**	6.9	37.5	37.5
Horton Plaza Venture LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Mid Rivers Limited Partnership	**5.4**	**33.3**	**33.3**	6.1	33.3	33.3
Montgomery Mall Borrower LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Montgomery Mall Condo LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Montgomery Mall LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Montgomery Mall of Maryland LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Montgomery Service, Inc.	**8.2**	**50.0**	**50.0**	6.9	37.5	37.5
Northbridge Retail Company LLC	**5.4**	**33.3**	**33.3**	6.1	33.3	33.3

NOTE 41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 06 – Interest			31 Dec 05 – Interest		
	Beneficial[i]		Consolidated	Beneficial[i]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Equity Accounted Entities (continued)						
Northbridge Service TRS, Inc	**5.4**	**33.3**	**33.3**	4.6	25.0	25.0
RN 116 Company, LLC	**5.4**	**33.3**	**33.3**	6.1	33.3	33.3
RN 120 Company, LLC	**5.4**	**33.3**	**33.3**	6.1	33.3	33.3
RN 124/125 Company, LLC	**5.4**	**33.3**	**33.3**	6.1	33.3	33.3
RN 540 Hotel Company LLC	**5.4**	**33.3**	**33.3**	6.1	33.3	33.3
Sherman Oaks Fashion Associates, LP	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Tri-Party Miscellaneous, LLC	**7.1**	**43.3**	**43.3**	8.0	43.3	43.3
Tri-Party Non-856 Assets LLC	**7.1**	**43.3**	**43.3**	8.0	43.3	43.3
University Towne Center LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
V F Mall LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Valencia Town Center Associates, LP	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Valencia Town Center Venture, G.P., LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Valencia Town Center Venture, L.P.	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Valley Fair UTC LLC	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
VF/UTC Service, Inc.	**8.2**	**50.0**	**50.0**	6.9	37.5	37.5
Westfield Paramus 1, Inc.	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Westfield Paramus 2, Inc.	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Westfield Paramus Holdings LLC 1	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Westfield Paramus Holdings LLC 2	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Westfield Paramus Holdings LLC 3	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0
Westfield Valencia, LLC (formerly Westfield Valencia TRS, Inc.)	**6.1**	**37.5**	**37.5**	6.9	37.5	37.5
Westland Garden State Plaza Limited Partnership	**8.2**	**50.0**	**50.0**	9.2	50.0	50.0

[i] Beneficial interest in underlying controlled and equity accounted entities reflects the Parent Company's and the Westfield Group's ownership interest as determined under AIFRS excluding certain convertible redeemable preference shares/units and other redeemable preference units which have been accounted for as other financial liabilities in these financial statements

NOTE 42 SUBSEQUENT EVENTS

Since the end of the year, the Group has issued $1,262.9 million Property Linked Notes ("Notes") to global financial institutions. The liability in respect to the Notes is based on the independently appraised market values of the six relevant Australian shopping centres as recorded in these financial statements.

Directors' Declaration

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors opinion, the Financial Statements and notes thereto are in accordance with the *Corporations Act 2001*, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the *Corporations Act 2001* (Cwlth).

Made on 16 March 2007 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Deputy Chairman

Independent Audit Report

TO MEMBERS OF WESTFIELD HOLDINGS LIMITED

ERNST & YOUNG

SCOPE

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Westfield Holdings Limited (the company) and the consolidated entity, for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" at section 7.1 to 7.2, 7.3.2 to 7.3.4 and 7.5 to 7.6.4 of the Directors' Report, as permitted by Corporations Regulation 2M.6.04.

The Directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENCE

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion:

1. the financial report of Westfield Holdings Limited is in accordance with:

   (a) the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the financial position of Westfield Holdings and the consolidated entity at 31 December 2006 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

   (b) other mandatory financial reporting requirements in Australia.5

2. the remuneration disclosures that are contained at section 7.1 to 7.2, 7.3.2 to 7.3.4 and 7.5 to 7.6.4 of the Directors' Report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Chris Westworth

Partner

Sydney, 16 March 2007

Directors' Report

The Directors of Westfield Holdings Limited (**"Company"**) submit the following Report for the period from 1 January 2006 to 31 December 2006 (**"Financial Year"**).

1. OPERATIONS AND ACTIVITIES

1.1 Review of Operations and State of Affairs

A review of the operations for the Financial Year of the Company and the other entities required by the accounting standards to be included in the consolidated financial statements (collectively the "**Group**") and the results of those operations are contained in the Chairman's and Group Managing Directors' Reviews, at pages 3 to 17 of the Annual Report.

The significant changes in the Group's state of affairs during the Financial Year were:

- an 8.5% increase in Operational segment earnings ($1,651 million from $1,522 million) for the comparative period last year, on a constant currency basis;
- $950 million of development gains from development projects completed during the Financial Year;
- the acquisition of 16 department stores owned by Federated Department Store Inc at 12 Westfield shopping centres in the United States. The acquisition was in exchange for 12 department stores owned by Westfield and leased to May Company and the remaining four stores were acquired for US$30.5 million. The transaction provides the Group with the opportunity for 18 new redevelopments at Westfield owned centres with an estimated value of over US$2 billion;
- the disposal of eight non-core assets in the United States for US$550 million;
- the acquisition of a 50% interest in Cairns Central, Queensland;
- the acquisition of the remaining 75% interest in Stratford City development that it did not already own for £140 million;
- the raising of US$1.5 billion from the United States debt markets by the issue of US$600 million six year fixed rate senior guaranteed notes with a coupon of 5.4% and US$900 million ten year fixed rate senior guaranteed notes with a coupon of 5.7%; and
- the sale of a 50% joint venture interest in Merry Hill shopping centre and surrounding development land, near Birmingham in the United Kingdom, to Queensland Investment Corporation for £524 million. Under the joint venture Westfield has been appointed as property, leasing and development manager of the centre.

1.2 Principal Activities

The principal activities of the Group during the Financial Year were the ownership, development, design, construction, funds/asset management, leasing and marketing activities undertaken with respect to its global portfolio of retail properties. There were no significant changes in the nature of those activities during the Financial Year.

1.3 Subsequent Events

Since the end of the Financial Year, the Group issued Property – Linked Notes to the value of $1.26 billion. The Notes are designed to provide returns based on the economic performance of the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT. Westfield Trust is the issuer of the Notes. The Trust's obligations under the Notes have been guaranteed by the Company and Westfield America Trust.

1.4 Future Developments, Business Strategy and Prospects

Business Strategy

As the world's largest shopping centre owner, manager and developer the Westfield Group has extensive experience which has been built up over more than 46 years of operation. The Group is involved in every aspect of the shopping centre business from development, design and construction activities to leasing and ongoing management of day-to-day activities, and asset management of the global portfolio. The business is overseen by an experienced executive team which has adopted a culture which emphasises the importance of intensive management of the Group's assets.

The Westfield Group's objective is to achieve superior returns for investors through the management and redevelopment of the existing portfolio and the acquisition of additional shopping centres, to which the Group's operating strategy is then applied.

This strategy involves a strong focus on operating performance at each centre whilst developing strong relationships with retailers. Our objective is to leverage the benefits of our strong brand. At the same time we recognise that shopping centres must be developed in order to keep pace with the evolving demands of the communities they serve. These developments serve to enhance the value of the asset by meeting or anticipating the changing needs of consumers and retailers.

Westfield also seeks to leverage its experience in the shopping centre business through the active transfer of knowledge and skills between the different markets in which it operates, a process that ensures the Group takes full advantage of its global position in the shopping centre industry and the expertise and knowledge which it acquires as a consequence.

Operating Business

Westfield Group seeks to increase income from the existing portfolio through proactive management involving leasing and the day-to-day management and marketing of the centres.

The Westfield Group's approach is to maximise returns by creating an efficient and dynamic environment for retailers and a quality shopping experience for consumers. This involves developing a strong relationship and working closely with retailers to enhance their performance. This is in addition to developing a strong relationship with consumers by supporting the local community of each shopping centre through various community based and marketing activities.

The majority of the Westfield Group's centres are branded – the name "Westfield" is synonymous with shopping in Australia, New Zealand and in many parts of the United States. There is also increasing recognition of the Westfield brand in the United Kingdom through the major projects currently being undertaken in that market. Westfield centres deliver consistency and quality in the retail offering, a range of facilities and services for consumers and a safe and clean shopping environment.

Westfield Group is an industry leader in the management of shopping centres. The Group's intensive management approach includes a process of continually reassessing each centre's tenancy mix (having regard to the changing demands of the consumer) in order to capture a greater proportion of the retail spend within that centre's catchment area. In the current environment this has involved not only expansion of entertainment and leisure precincts but the introduction of larger format specialty stores. These larger format specialty stores include H&M, Bed Bath & Beyond, Dick's Sporting Goods and Borders Books in the United States; Rebel, Harvey Norman, JB Hi Fi and Borders Books in Australia; Top Shop, Zara and New Look in the United Kingdom. There are also emerging new concepts from strong national chains which have created further demand for space at Westfield centres.

This approach has resulted in consistent growth in base rents for the entire portfolio and has enabled the Group to maintain a strong occupancy level for each of the regional portfolios.

Given the size of the global portfolio, Westfield is able to achieve significant economies of scale. The clustering strategy adopted in the United States where the Group has a significant presence in Los Angeles, San Diego, Northern California, Chicago, St Louis and Tampa, Florida is one example of how the Group creates operating efficiencies and savings by reducing the overall cost of advertising and services for a cluster of properties.

Various initiatives are also undertaken by Westfield to enhance net operating income at individual centres. Corporate partnership deals with Coca-Cola, Mastercard and Vodafone allow these companies to implement sophisticated marketing campaigns that promote their brands directly to shoppers, whilst mall merchandising deals have been completed with corporates such as Foxtel, American Express, Estee Lauder and Sony.

Westfield's recognised excellence in retail management has led to long term joint ventures with significant partners in the various markets in which it operates.

Development and New Business

The Group's development program is one of the primary drivers for sustained earnings growth for the Group.

The Westfield Group's property development activities encompass all of the elements of development, design, construction and leasing with a view to maximising returns on investment from both increased rental returns and capital appreciation of the asset.

The need to keep shopping centres relevant to consumers and retailers results in a continuous pipeline of redevelopment projects. The Westfield Group currently has 15 projects under construction globally with an estimated cost of approximately $6.6 billion, with the Group's share being $4.6 billion. Focus will remain on the Group's development program, with the scheduled commencement of $1.5 – $2.0 billion of new development projects in 2007 and the efficient use of capital to fund these investments.

In the current environment, development projects generally provide higher income returns on capital invested when compared with initial returns from new acquisitions. In addition, the redeveloped property often benefits from a repositioning of the entire shopping centre resulting in an increase in capital value upon completion. Total income for the Financial Year includes $950 million of development gains from development projects completed during the year.

Westfield has a solid track record of completing projects on time and within budget. Much of the risk usually associated with property development is mitigated by having lease arrangements in place with anchor tenants before commencing construction. In addition, the risks associated with any individual development project are mitigated by the large number of projects underway globally at any point in time.

This overview of the Group's business strategy is supplemented by the specific information incorporated in this Report, in particular in the Chairman's Review and the Group Managing Directors' Review. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

1.5 Environmental Performance

Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored. Further information in relation to the Group's philosophy in relation to the environment and the community is set out at pages 18 to 19 of the Annual Report.

2. DIVIDENDS

The following dividends were paid to Members during the Financial Year:

The dividend for the six months ended 31 December 2005, paid 28 February 2006[1]:

- 4.09 cents per share final dividend (100% franked at the corporate tax rate of 30%) for all ordinary shares;
- 2.71 cents per share final dividend (100% franked at the corporate tax rate of 30%) for ordinary shares issued on 31 August 2005 pursuant to the Group's DRP. $71,332,538

No dividend was paid by the Company for the six months ended 30 June 2006[2]. $0

The following final dividend was declared for payment to Members with respect to the Financial Year, and paid on 28 February 2007[3]:

- 3.64 cents per share final dividend (60% franked at the corporate tax rate of 30%) for all ordinary shares;
- 2.41 cents per share final dividend (60% franked at the corporate tax rate of 30%) for ordinary shares issued on 31 August 2006 pursuant to the Group's DRP. $64,383,090

(1) A distribution of 55.50 cents per ordinary WDC stapled security and 36.80 cents per WDCNB (August 2005 DRP) stapled security was paid on 28 February 2006. This distribution is an aggregate of a dividend from the Company and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here represents that component only of the aggregate Westfield Group distribution being the dividend of the Company.

(2) A distribution of 54.50 cents per ordinary WDC stapled security and 36.73 cents per WDCN (February 2006 DRP) stapled security was paid on 31 August 2006. This distribution is an aggregate of a distribution from each of Westfield Trust and Westfield America Trust.

(3) A distribution of 52.00 cents per ordinary WDC stapled security and 34.48 cents per WDCNB (August 2006 DRP) stapled security was paid on 28 February 2007. This distribution is an aggregate of a dividend from the Company and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here represents that component only of the aggregate Westfield Group distribution being the dividend of the Company.

3. DIRECTORS & SECRETARIES

3.1 Board Membership & Qualifications

There were no changes to the Board during the Financial Year.

Consequently, the following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Professor F G Hilmer AO, Mr D H Lowy AM, Mr R L Furman, Mr D M Gonski AO, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

Details of the qualifications, experience and special responsibilities of each of the Company's Directors as at the date of this Report are set out on pages 26 to 27 of the Annual Report.

As at the date of this report, Mr Francis (Fay) Vincent Jr. and Mr John Studdy AM have notified the Board, that they do not intend to stand for re-election at the Annual General Meeting of Westfield Holdings Limited to be held on 3 May 2007.

3.2 Directors' Relevant Interests

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	166,519,199
R L Furman	–
D M Gonski, AO	206,010
F G Hilmer, AO	189,433
S P Johns	1,563,559
J B Studdy, AM	38,573
F T Vincent	10,000
G H Weiss	20,000
D R Wills, AO	20,000
C M Zampatti, AM	311,809

None of the Directors hold options over any issued or unissued stapled securities in the Westfield Group.

3.3 Directors' Attendance at Meetings

The number of Directors' meetings, including meetings of Committees of the Board of Directors, held during the Financial Year and the number of those meetings attended by each of the Directors of the Company are shown below.

Number of Meetings held:	
Board of Directors	5
Audit & Compliance Committee	6
Remuneration Committee	2
Nomination Committee	1
Board Risk Management Committee	3

	Board		**Audit & Compliance**		**Remuneration**		**Nomination**		**Board Risk Management**	
Directors	A	B	A	B	A	B	A	B	A	B
F P Lowy, AC	5	5	–	–	–	–	1	1	–	–
D H Lowy, AM	5	5	–	–	–	–	–	–	3	3
P S Lowy	5	5	–	–	–	–	–	–	–	–
S M Lowy	5	5	–	–	–	–	–	–	–	–
R L Furman	5	4	–	–	2	2	–	–	–	–
D M Gonski, AO	5	5	6	6	2	2	1	1	–	–
F G Hilmer, AO	5	4	6	6	2	2	–	–	–	–
S P Johns	5	5	6	6	–	–	–	–	3	2
J B Studdy, AM	5	5	6	6	–	–	–	–	–	–
F T Vincent	5	4	–	–	–	–	–	–	–	–
G H Weiss	5	5	–	–	–	–	–	–	3	3
D R Wills, AO	5	5	–	–	–	–	1	1	–	–
C M Zampatti, AM	5	5	–	–	–	–	1	1	–	–

Key: A – Number of meetings eligible to attend
B – Number of meetings attended

Directors' Report (continued)

3.4 Directors' Directorships of *Other* Listed Companies

The following table sets out the directorships of other *listed* companies held by the Company's directors during the three years preceding the end of the Financial Year and up to the date of this Report, and the time *for* which each directorship has been held:

Director	Company	Date Appointed	Date Resigned
F P Lowy, AC	Daily Mail & General Trust plc	14 December 1994	7 February 2006
	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	16 January 1979	Continuing
D H Lowy, AM	Publishing and Broadcasting Limited	31 May 2006	Continuing
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
P S Lowy	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	1 May 1986	Continuing
S M Lowy	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	28 June 1989	Continuing
R L Furman	Westfield America Management Limited*	29 May 2002	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
D M Gonski, AO	Australia and New Zealand Banking Group Limited	7 February 2002	Continuing
	Coca-Cola Amatil Limited	1 October 1997	Continuing
	John Fairfax Holdings Limited	29 September 1993	8 April 2005
	Singapore Airlines Limited	9 May 2006	Continuing
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
F G Hilmer, AO	John Fairfax Holdings Limited	9 November 1998	18 November 2005
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
S P Johns	Brambles Industries Limited	1 August 2004	4 December 2006
	Brambles Industries plc	1 August 2004	4 December 2006
	Brambles Limited	21 August 2006 (1)	Continuing
	Spark Infrastructure Group	8 November 2005 (2)	Continuing
	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	11 November 1985	Continuing
J B Studdy, AM	Angus & Coote (Holdings) Limited	23 March 1999	2 February 2007
	Ten Network Holdings Limited	4 June 1998	Continuing
	Westfield America Management Limited*	1 January 2004	Continuing
	Westfield Management Limited**	1 January 2004	Continuing
F T Vincent	Time Warner Inc.	1993	Continuing
	Westfield America Management Limited*	29 May 2002	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
G H Weiss	Ariadne Australia Limited	28 November 1989	Continuing
	Australian Wealth Management Limited	5 November 2004 (3)	29 May 2006
	Canberra Investment Corporation Limited	27 September 1995	Continuing
	Capral Aluminium Limited	25 November 2003	Continuing
	Coats plc	15 April 2003 (4)	Continuing
	Guinness Peat Group plc	30 November 1990	Continuing
	Premier Investments Limited	11 March 1994	Continuing
	Tag Pacific Limited	1 October 1988	Continuing
	Tower Australia Group Limited	8 August 2006 (5)	Continuing
	Tower Limited	27 March 2003	19 December 2006
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	29 May 2002	Continuing
D R Wills, AO	John Fairfax Holdings Limited	4 October 1994	27 August 2005
	Transfield Services Limited	6 March 2001	27 August 2005
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
C M Zampatti, AM	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited **	13 July 2004	Continuing

Notes:

* Westfield America Management Limited, as responsible entity for Westfield America Trust, a managed investment scheme whose securities are stapled to units in Westfield Trust and shares in the Company and which trade on the ASX as Westfield Group.

** Westfield Management Limited as responsible entity for (a) Westfield Trust, a managed investment scheme whose securities are stapled to units in Westfield America Trust and shares in the Company and which trade on the ASX as Westfield Group; and (b) Carindale Property Trust, a listed managed investment scheme. Westfield Management Limited became responsible entity of Carindale Property Trust on 21 December 2000.

(1) While Mr Johns was appointed to the Board on this date, Brambles Limited did not list on the ASX until 27 November 2006.

(2) While Mr Johns was appointed to the Board on this date, Spark Infrastructure Group did not list on the ASX until 16 December 2005.

(3) While Dr Weiss was appointed to the Board on this date, Australian Wealth Management Limited did not list on the ASX until 15 February 2005

(4) Coats plc delisted from the London Stock Exchange in 2003, although its preference shares were listed on that Exchange until 29 June 2005.

(5) In November 2006, Tower Limited separated its Australian and New Zealand businesses. Shares in Tower Australia Group Limited commenced trading on the ASX on 21 November 2006.

3.5 Secretaries
As at the date of this Report, the Company had the following Secretaries:

Mr Simon J Tuxen
Simon Tuxen joined Westfield in July 2002 as Group General Counsel and Company Secretary. Mr Tuxen holds a Bachelor of Laws degree, and has practised as a solicitor and corporate lawyer for over 25 years. Prior to joining Westfield, he was the General Counsel of BIL International Limited in Singapore and the Group Legal Manager of the Jardine Matheson Group in Hong Kong. Mr Tuxen was a partner with Mallesons Stephen Jaques from 1987 to 1993.

Ms Maureen T McGrath
Maureen McGrath holds Bachelor of Jurisprudence and Bachelor of Laws degrees. She has been a Secretary of the Company since July 2002. Ms McGrath has practised as a solicitor and corporate lawyer for over 18 years and was a solicitor and later a senior associate with Mallesons Stephen Jaques for 11 years before joining Westfield in 2000.

4. OPTIONS

Details of the unissued ordinary shares in the Company under options as at the date of this Report are provided in note 23(a)(iv) to the Financial Statements.

Details of fully paid ordinary shares in the Company which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued shares are provided in note 22(b) to the Financial Statements.

5. INDEMNITIES AND INSURANCE PREMIUMS

Subject to the following, no indemnity was given or insurance premium paid during or since the end of the Financial Year for a person who is or has been an officer or auditor of the Group.

The Company's Constitution provides that a person who is or has been a Director or Secretary of the Company is entitled to be indemnified out of the property of the Company against liabilities incurred by the person in that capacity and for all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of that capacity. The indemnity does not apply to the extent that the Company is forbidden by statute to indemnify the person or the indemnity would, if given, be made void by statute.

The Group has paid premiums for directors' and officers' liability insurance in respect of Directors, Secretaries and Executive Officers of the Group as permitted by the Corporations Act 2001. The terms of the insurance policy prohibit disclosure of details of the nature of the liabilities covered by and the amounts of the premiums payable under that insurance policy.

6. AUDIT

6.1 Audit & Compliance Committee
As at the date of this Report, the Company had an Audit & Compliance Committee of the Board of Directors.

6.2 Non-Audit Services and Audit Independence
Details of the amount paid to the auditor, which includes amounts paid for non-audit services, are set out in note 36 to the Financial Statements. The Board is satisfied that the provision of non-audit services by the auditor during the Financial Year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Furthermore, the provision of non-audit services by the auditor during the Financial Year did not compromise the independence requirements under the Corporations Act 2001 because:

- pursuant to the relevant legislation, professional regulations and guidance issued by the Australian accounting profession relating to auditor independence, a Charter of Audit Independence was established and adopted by the Audit & Compliance Committee and the Board in 2003. The Charter of Audit Independence was reviewed and amended in September 2004 to comply with the CLERP 9 amendments to the Corporations Act 2001. The relevant amendments to the Charter had the effect of broadening the categories of prohibited non-audit services;
- the Charter sets out the categories of non-audit services that the auditor may or may not undertake. Those categories of permitted services remain subject to the overriding principle that a non-audit service may not be provided in circumstances where it would be detrimental to the actual or perceived independence of the statutory auditor;
- the Charter of Audit Independence provides a mechanism by which approval for non-audit services proposed to be performed by the auditor is required to be given prior to the provision of such non-audit services, providing an appropriate review point for independence issues prior to engagement;
- since the adoption of the Charter of Audit Independence, the auditor has reported at least twice each year as to its compliance with the terms of the Charter and, in all instances, confirmed the position that the independence of Ernst & Young as statutory auditor has been maintained;
- the auditor has provided an Auditor's Independence Declaration to the Board declaring that there has been no contravention of the auditor independence requirements of the Act or of any applicable code of professional conduct and that the Charter of Audit Independence has been complied with.

6.3 Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Chris Westworth
Partner

Sydney 16 March 2007

7. REMUNERATION REPORT

7.1 Remuneration Committee

7.1.1 Role of the Committee
The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its charter, a copy of which is available on the Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing the Group's management's recommendations of the total proposed awards to be issued under each equity-linked plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

7.1.2 Membership and Meetings
The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met twice in the Financial Year. All members of the Committee attended both meetings.

7.2 Remuneration of Non-Executive Directors

7.2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by Members), acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for Members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

The Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this Report and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Group's equity-linked incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by Members at the Annual General Meeting of the Company held in November 2004.

7.2.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
F G Hilmer, AO	150,000	30,000	30,000	-	-	18,000	-	228,000
D H Lowy, AM	150,000	30,000	-	24,000	-	-	-	204,000
R L Furman	150,000	-	-	-	-	12,000	-	162,000
D M Gonski, AO	150,000	-	20,000	-	6,000	12,000	-	188,000
S P Johns	150,000	-	20,000	18,000	-	-	420,000 [1]	608,000
J B Studdy, AM	150,000	-	20,000	-	-	-	-	170,000
F T Vincent	150,000	-	-	-	-	-	-	150,000
G H Weiss	150,000	-	-	18,000	-	-	-	168,000
D R Wills, AO	150,000	-	-	-	6,000	-	-	156,000
C M Zampatti, AM	150,000	-	-	-	6,000	-	-	156,000

[1] Following his retirement as an Executive Director in October 2003, Mr Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues.

7.2.3 Other Entitlements

Short term employee benefits

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 7.2.2.

Non-Executive Directors are not entitled:

(a) to short-term compensated absences;

(b) to short-term cash profit sharing or other cash or performance related bonuses; or

(c) to non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled:

(a) to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or

(b) to any other post-employment benefits.

Other long-term employee benefits

Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments

Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans and are not entitled to share based compensation.

7.3 Group Managing Directors and Other Senior Executives [1]

7.3.1 Policy and Environment

The Charter for the Remuneration Committee, as adopted by the Board, requires that the Group adopt policies and procedures which:

- enable the Group to attract and retain key executives who will create sustainable value for Members;
- properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with Members; and
- comply with applicable legal requirements and appropriate standards of governance.

[1] In this section 7.3, a reference to senior executives includes the Group Managing Directors, Specified Executives (being those Key Management Personnel, other than the Directors, and numbering at least five, who were the five highest remunerated executives for the Financial Year) and the Company Secretaries.

7 Remuneration Report (continued)

The detail of the Group's policies and procedures is set out in this Report. This section summarises the Group's position on remuneration issues taking into account the prevailing market conditions which influence the Group's current policies.

The Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Group's business and our philosophy of intensive management of the Group's business mean that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting, and transferring skills to, the Group's business in various locations around the world.

Westfield is justifiably proud of its success in retaining the services of its executive team over a long period. That continuity is critical in many areas of the business, including the execution of our development pipeline where projects often have a lifespan (from planning to completion) well in excess of five years. The Board regards the ability of the Group to achieve continuity within the executive team as a significant continuing objective.

Against this background, the Financial Year has presented some important challenges. The experience of the Group over the period since the Merger in 2004 has highlighted the impact of the global environment in which the Group now competes for human resources.

Given global demand for skills in specific areas of the Group's business (and the consequent competition for the services of executives), there has been a continuing focus on the policies and measures required to retain the services of our executives.

The rapid expansion of the Group's business in the United Kingdom has placed additional pressure on the Group's human resources. Executives from Australia/New Zealand and the United States have been relocated to the United Kingdom to bolster resources and to ensure that there is an appropriate transfer of operating culture and knowledge from the more established countries in which the Group operates.

The Group has responded to these pressures by attempting to ensure that all elements of our executive remuneration remain highly competitive on a global basis. The Group's current remuneration structure combines base salary with short term cash incentives and short and medium to long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant executive. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

Our remuneration practices are regularly benchmarked against our competitors in all markets. This extends beyond salary and short-term performance bonuses to the Group's equity-linked incentive schemes (the Executive Deferred Award Plan (**"EDA Plan"**) and the Partnership Incentive Plan (**"PIP Plan"**) – both described in greater detail below) which are an increasingly important part of the package used by the Group to attract, incentivise and retain executives.

Awards made under the EDA Plan are generally in the nature of a deferral (for a period of three years) of a part of the short term incentive payable to an executive in respect of the performance of that executive in a financial year.

However, in order to address the issue of retention, in the Financial Year and in the prior financial year, awards have been made under the Group's equity-linked incentive plans with the objective of securing the services of executives over an extended period. In these cases, EDA Plan Awards are made for the specific purpose of providing an additional incentive to an executive to remain with the Group for a period of two to five years.

Equally, the PIP Plan in which the most senior executives in the Group participate (see section 7.3.4) is intended to reward strong performance by the executive team (measured against performance hurdles set in respect of year in which the hurdles apply, known as the Qualifying Year) and to provide an incentive for executives to remain with the Group over the subsequent vesting period of four years.

In the Financial Year, the Group achieved its targeted distribution per security of $1.065 cents. As a consequence, 100% of the potential awards which are eligible for issue under the PIP Plan in respect of the 2006 Qualifying Year, have been issued to participants.

In respect of the 2007 Qualifying Year, the Remuneration Committee and the Board have again reviewed the performance hurdles applicable under the PIP Plan. The performance hurdle adopted by the Committee in previous financial years was based on achieving the distribution forecasts. Those forecasts have now expired and the Committee has resolved that the hurdles for the 2007 Qualifying Year are to be based on:

(a) achieving growth objectives in Operational segment earnings (on a constant currency basis) – this hurdle has been given a 75% weighting; and

(b) achieving a targeted level of development project starts – this hurdle has been given a 25% weighting.

Both hurdles reflect vital measures of the health of the underlying business of the Group. Growth in earnings from the Operational segment on a constant currency basis measures the profitability of the core operating business of the Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). Operational segment earnings (on a constant currency basis) are reported to the market semi-annually.

The Board does not believe it is appropriate to publish the precise targets which have been set for the executive team as this may be taken as a forecast of Operational segment performance and may result in the disclosure of commercially sensitive information. However, the hurdle recommended by the Remuneration Committee and approved by the Board incorporates a graduated scale of growth in Operational segment earnings which will result in participants earning between 50% and 100% of the targeted number of awards, depending on the level of growth achieved. If that level of growth is below the minimum level set in the graduated scale, no part of the value of the awards which are contingent on meeting this hurdle will vest.

The second hurdle is a measure of the success of the Group in achieving a targeted value of development project starts. All developments must be approved by the Board prior to commencement to ensure that relevant financial, operating and strategic requirements are satisfied. Development starts are considered by the Remuneration Committee and by the Board to be of particular importance to the medium term growth of Operational segment earnings as well as the capital value of the Group's portfolio. The Committee has set a targeted level of development starts which must be achieved in order for the awards linked to this hurdle to vest. If the level of development project starts is below that target, no part of the value of the awards which are contingent on meeting this hurdle will vest.

In respect of the hurdles for the 2007 Qualifying Year, the Remuneration Committee and the Board have:

(a) continued to focus on hurdles which reflect the underlying operating strength of the business;

(b) in respect of the hurdle for Operational segment earnings, introduced a graduated scale of vesting having regard to performance against set targets; and

(c) maintained the position that performance against these targets will be measured in a single Qualifying Year after which the only vesting requirement will be that the executive remains with the Group for a further four years. The Committee considers that the structure of annual awards with performance hurdles measured in a single Qualifying Year and vesting over an extended period provides an appropriate balance between performance incentives and retention.

The Remuneration Committee has considered, and taken advice regarding, the implementation of a hurdle based on measurement of total return to share holders (**"TRS"**) (based on a combination of distributions and capital growth in the price of Westfield Group securities) compared to an identified peer group. The Committee ultimately rejected the use of a TRS based hurdle primarily due to unwillingness on the part of the Board and the Committee to determine executive rewards by reference to movements in the price of Westfield Group securities.

7 Remuneration Report (continued)

Although the Westfield Group (and before the Merger, Westfield Holdings) has a well established record of delivering increases in share price over time, the philosophy of the Group has been, and remains, that this record of success is a product of sound operating performance and strategic decision making and that the focus of the executive team should remain on the underlying business and not on the price of the Group's securities. The Group's view remains that long term incentives (which are an increasingly significant component of executive remuneration) should not fluctuate in favour of, or against, the executive, based principally on movements in the price of Westfield Group securities. Rather, performance hurdles should focus on the fundamentals of the Group's business and on the performance of the executive team in meeting the operational, development and corporate targets which the Group sets for itself. The Committee is of the view that if the management team maintains its intensive focus on these fundamentals, security holders will be rewarded, over time, by superior market performance.

The interests of the executive and the security holders are also aligned in respect of the price of the Group's securities as the value of awards at the time of vesting fluctuates with movements in the price of the Group's securities. The higher the price at the time of vesting, the greater the benefit received by the executive.

Apart from these general concerns regarding TRS hurdles, it was also apparent to the Remuneration Committee that, having regard to Westfield's size and business model, there is no appropriate peer group in Australia or internationally to act as a benchmark against which to measure TRS performance[1]. Westfield has a market capitalisation which is a significantly larger than the next largest Australian listed property trust. The Group's significant international presence, its industry focus on regional and super regional retail centres and its capital and debt structure, mean that comparisons of the Group with both local and international competitors are difficult.

The Remuneration Committee and the Board are satisfied that the proposed hurdles for the 2007 Qualifying Year and the remuneration structure in general are appropriate having regard to the general objectives referred to above.

7.3.2 Base Salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and where relevant, promotion.

7.3.3 Short Term Variable Bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Group Managing Directors and the Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

7.3.4 The Equity-Linked Incentive Plans

The Westfield Group has two equity-linked incentive plans: the EDA Plan and the PIP Plan.

In 2004, at the time of the Merger, the EDA Plan and the PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby on maturity, the executive is entitled to receive one Westfield Group security for each award. However, as explained below, the current equity-linked Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $20.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a plan in which senior and high performing executives participate. There are currently 214 executives world-wide participating in the EDA Plan. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

[1] Westfield is the only stapled property trust in the top 10 entities (by market capitalisation) listed on the ASX. Westfield has a current weighting of approximately 30% in the S&P 200 Property Index and a weighting of 4.4% in the NAREIT/EPRA Global Property Index.

7 Remuneration Report (continued)

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The Board and the Remuneration Committee have acknowledged that in the Financial Year there was generally strong upward pressure on remuneration in the markets in which the Group operates. In each of those markets we are experiencing a combination of strong local economies, historically low unemployment rates and skill shortages in certain areas of the workforce. As was the case in the preceding financial year, there is particular pressure regarding certain job types where there is an international shortage of supply and the Group and its executives are perceived as market leaders. As a result, these executives are keenly sought by the Group and by our local and international competitors.

Since financial year 2005, the Board has utilised the EDA Plan to make non-recurring awards to the Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Group Managing Directors will receive these awards.

As noted above, these awards are intended to provide a further incentive to a small number of the Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 15 executives world-wide, including the Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

(a) qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which relate to the financial and operating targets of the Group in the Financial Year together with any other matters which the Board or Remuneration Committee consider appropriate; and

(b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdles applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates - 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the Financial Year.

The hurdles chosen by the Remuneration Committee for the 2007 Qualifying Year also reflect the focus on achieving fundamental operating targets consistent with the Group's Budget as approved by the Board in respect of Financial Year 2007. These hurdles and the reasons for their adoption are discussed in more detail in section 7.3.1.

Specifically, the PIP Plan hurdles for the 2007 financial year are focussed on:

(a) achieving growth objectives in Operational segment earnings (on a constant currency basis) – this hurdle has been given a 75% weighting; and

(b) achieving a targeted level of development starts – this hurdle has been given a 25% weighting.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

Accounting for Awards

The accounts of the Westfield Group and the remuneration disclosures in this Annual Report disclose the full cost to security holders of the grant of awards under the Group's equity-linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of grant of an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are marked to market on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any changes in circumstances. This process may result in a variation of the estimate of the future liability of the Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the accounts and disclosed as part of the remuneration of Executive Directors and Specified Executives.

7.4 Performance of the Westfield Group

7.4.1 Performance of the Company

The Company is the entity that employs staff within the Westfield Group. It is the entity which historically issued executive options and is the entity which issues awards under the EDA Plan and the PIP Plan.

Although the performance of the Group by comparison with its domestic and international peers is reviewed regularly, the remuneration policy of the Group is more focused on achievement of the Group's internal financial and operational objectives. Westfield regards achievement of these objectives as the appropriate criteria for determining remuneration rather than simply measuring relative performance against an external comparator group. In any event, the difficulties in establishing an appropriate comparator group are noted above. The incentive to achieve these financial and

7 Remuneration Report (continued)

operational objectives creates an alignment with the interests of security holders which is enhanced by the fact that the remuneration ultimately derived by executives from the equity-linked incentive plans (which in the case of senior executives is a significant proportion of overall remuneration) will depend on movements in the price of Westfield Group securities over a period of three to five years.

Details of the Group's earnings per share since the Merger and the Company's earnings per share for the 18 months prior to the Merger are detailed below.

Financial year to 31 December	Westfield Group's EPS [1]	Westfield Group's EPS growth (annual)
2006	317.83	28.4%
2005	247.53	– [2]
2004[3]	155.32	– [2]

Financial year to 30 June	Company's EPS [4]	Company's EPS growth (annual)
2004	57.70	14.0%
2003	50.63	21.7%
Average compound growth per annum		**17.9%**

[1] EPS (diluted earnings per security (cents)) is calculated under AIFRS (as opposed to AGAAP which was used to calculate the Company's EPS for the two years ended 30 June 2004).

[2] As the financial year was a shortened financial year from 30 June 2004 to 31 December 2004, there is no comparable period by which to compare the Group's EPS growth.

[3] The financial year was a shortened financial year from 30 June 2004 to 31 December 2004.

[4] Diluted earnings per share (cents) and, in respect of 2004 only, before Merger and capital restructure charges.

Distributions paid by the Group since the Merger and dividends paid by the Company for the 18 month period prior to the Merger are as follows:

Financial year to 31 December	Annual distributions per stapled security (cents)	Annual distributions total ($)
2006	106.50	1,872,100,000
2005	106.57	1,838,300,000
2004[1]	52.03	872,600,000

Financial year to 30 June	Annual dividend per share (cents)	Annual dividend total ($)
2004	28.92	77,432,000
2003	25.57	76,458,000

[1] The financial year was a shortened financial year from 30 June 2004 to 31 December 2004.

Movement in the Company's share price over the 18 month period to 30 June 2004 is shown in the chart below. Movement in the Westfield Group's security price since the Merger to 28 February 2007 is also shown in the chart below.

SHARE PRICE MOVEMENTS


$24.0
$22.0
$20.0
$18.0
$16.0
$14.0
$12.0
WESTFIELD HOLDINGS (WHL)
WESTFIELD GROUP (WDC)
JUL 02
DEC 02
JUN 03
DEC 03
JUN 04
DEC 04
JUN 05
DEC 05
JUN 06
DEC 06
FEB 07

7 Remuneration Report (continued)

7.4.2 Performance of the Westfield Group

The Westfield Group was formed in July 2004 following the stapling of the securities of the Company, Westfield Trust and Westfield America Trust. The achievements of the Westfield Group for the Financial Year include the following:

- an 8.5% increase in Operational segment earnings ($1,651 million from $1,522 million) for the comparative period last year, on a constant currency basis;
- $950 million of redevelopment gains from development projects completed during the Financial Year;
- the acquisition of 16 department stores owned by Federated Department Store Inc at 12 Westfield shopping centres in the United States. The acquisition was in exchange for 12 department stores owned by Westfield and leased to May Company and the remaining four stores were acquired for US$30.5 million. The transaction provides the Group with the opportunity for 18 new redevelopments at Westfield owned centres with an estimated value of over US$2 billion;
- the disposal of eight non-core assets in the United States for US$550 million;
- the acquisition of a 50% interest in Cairns Central, Queensland;
- the acquisition of the remaining 75% interest in Stratford City development that the Group did not already own for £140 million;
- the raising of US$1.5 billion from the United States debt markets by the issue of US$600 million six year fixed rate senior guaranteed notes with a coupon of 5.4% and US$900 million ten year fixed rate senior guaranteed notes with a coupon of 5.7%; and
- the sale of a 50% joint venture interest in Merry Hill shopping centre and surrounding development land, near Birmingham in the United Kingdom, to Queensland Investment Corporation for £524 million. Under the joint venture Westfield has been appointed as property, leasing and development manager of the centre.

Since the end of the Financial Year, the Group issued Property-Linked Notes to the value of $1.26 billion. The Notes are designed to provide returns based on the economic performance of the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT. Westfield Trust is the issuer of the Notes. The Trust's obligations under the Notes have been guaranteed by the Company and Westfield America Trust.

As a consequence of the Merger, the Westfield Group is included in the S&P/ASX Property Trust Index with a weighting of approximately 30% of that index.

As the Westfield Group was formed in July 2004, the performance of the Group can only be charted from that date. However, in the period prior to the implementation of the Merger (and post announcement of the Merger on 22 April 2004) there was a significant uplift in the prices of the securities of each of the Company, Westfield Trust and Westfield America Trust. At the date of announcement of the Merger the market capitalisation of the three entities was approximately $22 billion. This increased by approximately 13.6% to approximately $25 billion as at 25 May 2004 (being the date of the Explanatory Memorandum for the Merger) and to $27 billion by 30 June 2004. The market capitalisation of the Westfield Group at the end of the Financial Year was $39.1 billion, (including the conversion of convertible securities).

Accordingly, the chart below shows the performance of the Group against the S&P/ASX Property Trust Accumulation Index adjusted to the date of the announcement of the Merger on 22 April 2004. As evidenced by the chart below, the performance of the Westfield Group has approximated the movements in the index during that period.

PERFORMANCE AGAINST S&P/ASX PROPERTY TRUST ACCUMULATION INDEX SINCE THE ANNOUNCEMENT OF THE MERGER



180
160
140
120
100
80
WESTFIELD GROUP (WDC) INCLUDING DISTRIBUTIONS
S&P/ASX PROPERTY TRUST ACCUMULATION INDEX (ASA5PROP)
JUL 04
DEC 04
JUN 05
DEC 05
JUN 06
DEC 06
FEB 07

Source: Bloombergs

Note: As the Group was not formed until July 2004, the Company's share price and dividends have been used for the period 22 April 2004, being the date of the announcement of the Merger, to 5 July 2004 being the date the Group's stapled securities commenced trading on a deferred settlement basis.

The performance of the Westfield Group against the S&P/ASX Property Trust Accumulation Index for the Financial Year is shown in the chart below.

PERFORMANCE AGAINST S&P/ASX PROPERTY TRUST ACCUMULATION INDEX 1 JANUARY 2006 - 28 FEBRUARY 2007



135
120
105
90
WESTFIELD GROUP (WDC) INCLUDING DISTRIBUTIONS
S&P/ASX PROPERTY TRUST ACCUMULATION INDEX (ASA5PROP)
JAN 06
FEB 06
MAR 06
APR 06
MAY 06
JUN 06
JUL 06
AUG 06
SEP 06
OCT 06
NOV 06
DEC 06
JAN 07
FEB 07

Source: Bloombergs

7 Remuneration Report (continued)

7.5 Remuneration of Executive Directors

At the date of this Report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

7.5.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 30 June 2006 and was extended on the same terms until 31 December 2007. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's service arrangements have been moved to a December year end in line with the Financial Year of the Group. In respect of the 12 month period ending 31 December 2006, Mr Lowy's remuneration is as follows:

(a) a base salary of $8 million;

(b) an annual performance bonus of $5.5 million (comprising $2.5 million for the six months ended 30 June 2006 and $3 million for the six months ended 31 December 2006). The bonus was payable if the Westfield Group achieved the forecast distribution of $1.065 per stapled security in respect of the Financial Year. The forecast distribution was met; and

(c) other benefits as detailed in the table below.

In respect of the 12 month period to 31 December 2007, Mr Lowy's base salary remains at $8 million. His target performance bonus is $7 million. Mr Lowy will only qualify for that bonus if the Group meets the performance hurdles established in respect of the PIP Plan as detailed in section 7.3.1.

Mr Lowy is the co-founder of Westfield and has overseen the success of the Company since 1960. Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $88,906.

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year ended 31 December 2006.

COMPONENT OF REMUNERATION	AMOUNT $
SHORT TERM EMPLOYEE BENEFITS	
– Base salary	
Fixed	8,000,000
– Cash bonus (accrued)[1]	
At risk	5,500,000
– Other short term employee benefits[2]	
Fixed	42,554
– Non monetary benefits[3]	
Fixed	756,737
POST EMPLOYMENT BENEFITS	
– Pension and superannuation benefits[4]	
Fixed	88,906
OTHER LONG TERM EMPLOYEE BENEFITS	-
TERMINATION BENEFITS	-
SHARE BASED PAYMENTS[5]	-
TOTAL REMUNERATION	**14,388,197**

[1] Mr Lowy's bonus vested 100% in the Financial Year. The bonus is not payable in respect of any future financial year.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Group's aircraft which is classified as private usage $753,827. The entitlement to private usage of the Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

7.5.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Group since 1983.
- Managing Director since 1997. In January 2006, Mr Lowy's title changed to Group Managing Director. There has been no change to his responsibilities within the Group.
- Has resided in the United States since 1990.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract is in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

7 Remuneration Report (continued)

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

COMPONENT OF REMUNERATION		AMOUNT $
SHORT TERM EMPLOYEE BENEFITS		
– Base salary [1] (fixed)		3,317,850
– Cash bonus (accrued)[2] (at risk)		3,052,422
– Other short term employee benefits [3] (fixed)		293,347
– Non monetary benefits (fixed)		–
POST EMPLOYMENT BENEFITS		
Pension and superannuation benefits		–
SHARE BASED PAYMENTS[4][5]		
EDA Plan (at risk)		
– Current year	406,339	
– Prior year	520,967	
Total		927,306
PIP Plan (at risk)		
– Current year	691,013	
– Prior year	847,064	
Total		1,538,077
OTHER LONG TERM EMPLOYEE BENEFITS		-
TOTAL REMUNERATION		**9,129,002**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

[2] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[3] Comprising annual leave and long service leave entitlements.

[4] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 7.5.3 and 7.3.4 for details of awards held by Mr Lowy under the EDA Plan and the PIP Plan.

[5] The value of new awards attributed to the Group Managing Directors in the Financial Year was the same as financial year 2005. The increase in remuneration in the Financial Year when compared with financial year 2005 is partly attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

Mr Steven Lowy

- Has been with the Group since 1987.
- Managing Director since 1997. In January 2006, Mr Lowy's title changed to Group Managing Director. There has been no change to his responsibilities within the Group.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of AUD$2.5 million per annum for the Financial Year.
- No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

COMPONENT OF REMUNERATION		AMOUNT $
SHORT TERM EMPLOYEE BENEFITS		
– Base salary (fixed)		2,500,000
– Cash bonus (accrued)[1] (at risk)		3,000,000
– Other short term employee benefits[2] (fixed)		446,346
– Non monetary benefits (fixed)		–
POST EMPLOYMENT BENEFITS		
Pension and superannuation benefits		–
SHARE BASED PAYMENTS[3][4]		
EDA Plan (at risk)		
– Current year	406,339	
– Prior year	520,967	
Total		927,306
PIP Plan (at risk)		
– Current year	691,013	
– Prior year	847,064	
Total		1,538,077
OTHER LONG TERM EMPLOYEE BENEFITS		–
TOTAL REMUNERATION		**8,411,729**

Directors' Report (continued)

7 Remuneration Report (continued)

(1) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(2) Comprising annual leave and long service leave entitlements.

(3) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 7.5.3 and 7.3.4 for details of awards held by Mr Lowy under the EDA Plan and the PIP Plan.

(4) The value of new awards attributed to the Group Managing Directors in the Financial Year was the same as financial year 2005. The increase in remuneration in the Financial Year when compared with financial year 2005 is partly attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

7.5.3 Group Managing Directors: Participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Lowy Group Managing Director	1 Jan 05	47,775	1 Jan 08	6,108	53,883	886,445	N/A	520,967
	1 Jan 06	43,255	1 Jan 09	2,694	45,949	980,713		406,339
Steven Lowy Group Managing Director	1 Jan 05	47,775	1 Jan 08	6,108	53,883	886,445	N/A	520,967
	1 Jan 06	43,255	1 Jan 09	2,694	45,949	980,713		406,339

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005 and 2006 respectively.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

7.5.4 Group Managing Directors: Participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles	Amortisation for the Financial Year $
Peter Lowy Group Managing Director	1 Jan 06	111,465	55,733: 01/01/09 55,732: 01/01/10	6,943	118,408	2,149,393	Satisfied	847,064
	1 Jan 07	100,925	50,463: 01/01/10 50,462: 01/01/11	-	100,925	2,307,832	Satisfied[3]	691,013
Steven Lowy Group Managing Director	1 Jan 06	111,465	55,733: 01/01/09 55,732: 01/01/10	6,943	118,408	2,149,393	Satisfied	847,064
	1 Jan 07	100,925	50,463: 01/01/10 50,462: 01/01/11	-	100,925	2,307,832	Satisfied[3]	691,013

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005 and 2006 respectively.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

(3) The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the Financial Year. Accordingly, the Group Managing Directors became eligible to participate in the PIP Plan on 1 January 2007 in respect of the 2006 Qualifying Year following satisfaction of that performance hurdle.

7.6 Executive Remuneration and Termination Arrangements

7.6.1 Service Contracts and Termination Arrangements

This report incorporates details of the Specified Executives, being the Executives (other than the Directors) numbering at least five, who received the highest remuneration for the Financial Year. The Specified Executives are also the Key Management Personnel (other than the Directors) as defined under AASB 1034.

A range of service arrangements operate within the Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 19 years and Mr Allen has been with the Group for in excess of eleven years. There are no formal service contracts for Mr Jordan and Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

Since the expiry of Mr Wong's three year contract with the Group in February 2006, Mr Wong's employment terms are governed by Californian employment law.

7 Remuneration Report (continued)

It is the Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives.

Name And Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Michael Gutman Managing Director UK and Europe	Westfield Shoppingtowns Limited	22 September 1993	3 years ending 31 December 2008 (subject to extension by agreement)	At the end of the term, if the executive does not continue with the Group, the Company will pay one year's base salary and other accrued entitlements. Any unvested awards (excluding five year awards under the EDA Plan) granted under the equity-linked incentive plans will vest and may be exercised by the executive.
Robert Jordan Managing Director Australia and New Zealand	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Kenneth Wong Managing Director United States	Westfield Corporation, Inc.	27 February 2003	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Richard Green Vice Chairman – Operations United States	Westfield Corporation, Inc.	1 June 1980	1 year ending 31 December 2006	Mr Green passed away on 16 May 2006. His contract had allowed the Company to terminate the contract for cause on 30 days' written notice. There was no provision for termination without cause. No termination benefit was payable under the contract.

7 Remuneration Report (continued)

7.6.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

	SHORT TERM EMPLOYEE BENEFITS $				POST EMPLOYMENT BENEFITS $	SHARE BASED PAYMENTS $ [4]				TERMINATION BENEFITS $	OTHER LONG TERM EMPLOYEE BENEFITS $	TOTAL $[7]
	BASE SALARY	ACCRUED BONUS	OTHER SHORT TERM EMPLOYEE BENEFITS	NON MONETARY BENEFITS		EDA PLAN	EDA PLAN	PIP PLAN	PIP PLAN			
EXECUTIVE	FIXED [1]	AT RISK [2]	FIXED[3]	FIXED		CURRENT AT RISK [5]	PREVIOUS YEAR	CURRENT AT RISK [6]	PREVIOUS YEAR			
Peter Allen Group Chief Financial Officer	900,000	1,000,000 Vested: 100%	53,729	-	-	2,138,233	212,583	315,926	338,878	-	-	4,959,349
Michael Gutman Managing Director UK & Europe	988,937	1,222,195 Vested: 100%	38,939	800,464[8]	-	2,110,244	203,703	282,692	338,878	-	-	5,986,052
Robert Jordan Managing Director Australia and New Zealand	900,000	1,000,000 Vested: 100%	79,177	-	-	2,111,182	103,270	315,926	338,878	-	-	4,848,433
Kenneth Wong Managing Director United States	995,355	928,998 Vested: 100%	15,390	154,137[9]	-	2,037,482	45,333	414,461	429,107	-	-	5,020,263
Richard Green Vice Chairman – Operations United States	494,496	247,248 Vested: 100%	-	24,066[9]	2,324,987[10]	-	-	-	-	-	-	3,090,797

[1] Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Wong, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Group (see note 9 below).

[2] No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represent amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer notes (5) and (6) for share based payments.

[5] Refer to the table at 7.6.3.

[6] Refer to the table at 7.6.4.

[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.

[8] Comprising normal expatriate benefits including medical benefits, accommodation, school fees, home leave plus fringe benefits tax on those benefits.

[9] Comprising medical benefits and deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan.

[10] Mr Green passed away on 16 May 2006. The post employment employee benefit represents an ex-gratia benefit to the estate of Mr Richard Green.

7 Remuneration Report (continued)

7.6.3 Specified Executives: Participation in the EDA Plan

The following chart details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles	Amortisation for the Financial Year $	Total Amortised Amount $
Peter Allen Group Chief Financial Officer	1 Sept 04	23,060	1 Sept 07	2,949	26,009	427,889	N/A	212,583	–
	1 Jan 06	20,185	1 Jan 09	1,258	21,443	457,669	N/A	189,626	–
	1 Jan 06	288,355	1 Jan 11	17,958	306,313	6,786,595	N/A	1,948,607	**2,350,816**
Michael Gutman Managing Director UK and Europe	1 Sept 04	16,595	1 Sept 07	2,124	18,719	307,944	N/A	203,703	–
	1 Jan 06	17,205	1 Jan 09	1,073	18,278	390,117	N/A	161,637	–
	1 Jan 06	288,355	1 Jan 11	17,958	306,313	6,786,595	N/A	1,948,607	**2,313,947**
Robert Jordan Managing Director Australia and New Zealand	1 Sept 04	11,200	1 Sept 07	1,434	12,634	207,837	N/A	103,270	–
	1 Jan 06	17,305	1 Jan 09	1,079	18,384	392,379	N/A	162,575	–
	1 Jan 06	288,355	1 Jan 11	17,958	306,313	6,786,595	N/A	1,948,607	**2,214,452**
Kenneth Wong Managing Director United States	1 Jan 05	4,155	1 Jan 08	533	4,688	77,108	N/A	45,333	–
	1 Jan 06	9,460	1 Jan 09	590	10,050	214,503	N/A	88,875	–
	1 Jan 06	288,355	1 Jan 11	17,958	306,313	6,786,595	N/A	1,948,607	**2,082,815**

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005 and 2006 respectively.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

7 Remuneration Report (continued)

7.6.4 Specified Executives: Participation in the PIP Plan

The following chart details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles	Amortisation for the Financial Year $	Total Amortised Amount[3] $
Peter Allen Group Chief Financial Officer	1 Jan 06	44,590	22,295: 01/01/09	2,778	47,368	994,254	Satisfied	338,878	N/A
			22,295: 01/01/10						
	1 Jan 07	46,140	23,070: 01/01/10	-	46,140	968,478	Satisfied[4]	315,926	654,804
			23,070: 01/01/11						
Michael Gutman Managing Director UK and Europe	1 Jan 06	44,590	22,295: 01/01/09	2,778	47,368	994,254	Satisfied	338,878	N/A
			22,295: 01/01/10						
	1 Jan 07	41,285	20,643: 01/01/10	-	41,285	866,572	Satisfied[4]	282,692	621,570
			20,642: 01/01/11						
Robert Jordan Managing Director Australia and New Zealand	1 Jan 06	44,590	22,295: 01/01/09	2,778	47,368	994,254	Satisfied	338,878	N/A
			22,295: 01/01/10						
	1 Jan 07	46,140	23,070: 01/01/10	-	46,140	968,478	Satisfied[4]	315,926	654,804
			23,070: 01/01/11						
Kenneth Wong Managing Director United States	1 Jan 06	56,465	28,233: 01/01/09	3,517	60,012	1,259,652	Satisfied	429,107	N/A
			28,232: 01/01/10						
	1 Jan 07	60,530	30,265: 01/01/10	-	60,530	1,270,525	Satisfied[4]	414,461	843,568
			30,265: 01/01/11						

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005 and 2006 respectively.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

(3) Represents total amortised amount for the Financial Year for all grants shown.

(4) The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum for the Merger. This hurdle was satisfied as the forecast annual distribution of $1.065 per security was achieved for the Financial Year. Accordingly, the Specified Executives became eligible to participate in the PIP Plan on 1 January 2007 in respect of the 2006 Qualifying Year following satisfaction of that performance hurdle.

8. ASIC DISCLOSURES

8.1 Rounding

The Company is of a kind referred to in the Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

8.2 Synchronisation of Financial Year

Carindale Property Trust is a consolidated entity of the Company. By an order dated 27 June 2005 made by the Australian Securities & Investments Commission, the directors of the Company have been relieved from compliance with the requirement to ensure that the Financial Year of the Company coincides with the Financial Year of Carindale Property Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Deputy Chairman
16 March 2007

Corporate Governance Statement

The Westfield Group, comprising the Company, Westfield Trust and Westfield America Trust, through its Boards and its executives, recognises the need to establish and maintain corporate governance policies and practices which reflect the requirements of the market regulators and participants and the expectations of members and others who deal with the Westfield Group. These policies and practices will remain under constant review as the corporate governance environment and good practice evolve.

This statement outlines the Westfield Group's main corporate governance practices during the Financial Year and addresses the recommendations of the ASX Corporate Governance Council and the extent of the Group's compliance with them as at the end of the Financial Year. As at 31 December 2006, the Westfield Group has achieved substantial compliance with the recommendations. Corporate governance documentation, including charters and relevant corporate policies and codes, can be found on the westfield.com website.

Principle 1: Lay solid foundations for management and oversight

1.1 Functions of board and management

In June 2004, the Westfield Group adopted and published a document setting out matters reserved to its Boards. In July 2004, immediately after the Merger changes to the Boards of the Company, Westfield Management Limited ("Westfield Management") (as responsible entity of Westfield Trust) and Westfield America Management Limited ("Westfield America Management") (as responsible entity of Westfield America Trust) were effected so that there was uniform membership across each of these Boards[1]. Specifically, the Board reserved its authority over the following matters except where such matters are expressly delegated to a committee of the Board, a Managing Director or another nominated member of the senior management team:

- strategy and direction;
- financial controls, compliance and risk management;
- corporate structure;
- appointment of Directors, a Managing Director, the Group Chief Financial Officer, the Company Secretary and the external auditor;
- the manner and limits of delegation of authority;
- significant policies affecting the Group as a whole; and
- corporate governance matters.

The listing of matters reserved for the Board, which is available on the westfield.com website, formally sets out what has been the practice of the Board over a number of years.

At the same time, the Board also adopted a Board Charter which sets out the objectives, responsibilities and framework for the operation of the Board.

As part of the induction process, directors sign a letter of appointment which sets out the key terms and conditions on which each director is appointed. This letter provides that if a Director ceases to be a Director of the Company for any reason, he/she must also resign as a Director of Westfield Management and Westfield America Management. The letter also sets out a procedure by which Directors are able to take independent professional advice at the Group's expense. Directors are encouraged to direct any enquiries or requests for additional information to the Company Secretary, who will facilitate a response to the query and/or provide the Director with the requested information.

[1] Unless otherwise specified, the Boards of the individual entities sit as the "Westfield Group". For the balance of this statement, the Westfield Group Board will be referred to as "the Board".

Principle 2: Structure the board to add value

2.1 Independent directors

The composition of the Board is set out in the table below:

Name	Position Held	Independent (Y/N)	Date Appointed to Company Board	Date Appointed to WML Board[1]	Date Appointed to WAML Board[1]	Length of tenure at 31/12/06[2]
Frank P Lowy, AC	Executive Chairman/ Executive Director	N	1960	1979	1996	46 years[3]
Frederick G Hilmer, AO	Deputy Chairman/ Lead Independent Director/ Non-Executive Director	Y	1991	2004	2004	15 years
David H Lowy, AM	Deputy Chairman/ Non-Executive Director	N	1981	2004	2004	25 years
Roy L Furman	Non-Executive Director	Y	2004	2004	2002	4 years
David M Gonski, AO	Non-Executive Director	Y	1985	2004	2004	21 years
Stephen P Johns	Non-Executive Director	N	1985	1985	1996	21 years
Peter S Lowy	Group Managing Director/ Executive Director	N	1987	1986	1996	20 years
Steven M Lowy	Group Managing Director/ Executive Director	N	1989	1989	1996	17 years
John B Studdy, AM	Non-Executive Director	Y	2004	2004	2004	3 years
Francis T Vincent	Non-Executive Director	Y	2004	2004	2002	4 years
Gary H Weiss	Non-Executive Director	Y	2004	2002	2004	4 years
Dean R Wills, AO	Non-Executive Director	Y	1994	2004	2004	12 years
Carla M Zampatti, AM	Non-Executive Director	Y	1997	2004	2004	9 years

[1] Professor F Hilmer, Mr D Lowy, Mr D Gonski, Mr D Wills and Ms C Zampatti previously served as Directors of this Board, but resigned in May 2002. This date reflects the most recent date of appointment to this Board.

[2] Length of tenure calculated from year of first appointment to the Company (or any of its predecessor vehicles), Westfield Management or Westfield America Management.

[3] This includes Mr Lowy's service on the Boards of predecessor vehicles.

Principle 2: Structure the board to add value (continued)

2.1 Independent directors (continued)

Biographies of the Directors are included in the section on the Board of Directors in this Annual Report.

As indicated in the table of the Directors on the Board, eight of the thirteen Directors are considered to be independent. Therefore, a majority of the Directors are independent.

The Board Charter requires that the Board regularly assesses the independence of each Director in light of the terms of the Board Charter, the interests they have disclosed and such other factors as the Board determines are appropriate to take into account. In making this determination the Board seeks to assess whether Directors are:

- independent of management; and
- free of any business or other relationship that could materially interfere or be perceived to materially interfere with their unfettered and independent judgement; and
- capable of making decisions without bias and which are in the best interests of all members.

A Non-Executive Director will not be regarded as an independent director if that Director:

(a) is a substantial securityholder of the Westfield Group or an officer of, or otherwise associated directly with, a substantial shareholder of the Westfield Group;

(b) within the last three years has been employed in an executive capacity by any member of the Group, or been a Director after ceasing to hold any such employment;

(c) within the last three years has been a partner or a senior management executive with audit responsibilities of a firm which has acted in the capacity of statutory auditor of any member of the Group;

(d) within the last three years has been a principal, employee or consultant of a material professional adviser to any member of the Group – for this purpose a material professional adviser is an adviser whose billings to the Group exceed 1% of the adviser's total revenues;

(e) is a principal, employee or associate of a material supplier to, or material customer of, any member of the Group – for this purpose a material supplier to the Group means a supplier whose revenues from the Group exceed 5% of the supplier's total revenues. A material customer is a customer whose payments to the Group exceed 1% of the customer's operating costs;

(f) has a material contractual relationship with any member of the Group other than as a director of the Westfield Group Board; and

(g) has any interest or business or other relationship which could materially interfere with the director's ability to act in the best interests of the Group and independently of management.

As regards the Non-Executive Directors of the Westfield Group post Merger, applying the criteria set out in the Board Charter, the Board reached the following conclusions:

- Mr David Lowy was not independent given that he was formerly a managing director of the Company and given that he has declared an interest as an associate of a substantial shareholder.
- Mr Stephen Johns was not independent (following his resignation as an executive in October 2003) given his long standing executive role with the Westfield Group.
- Professor Frederick Hilmer, Mr Roy Furman, Mr David Gonski, Mr John Studdy, Mr Francis Vincent, Dr Gary Weiss, Mr Dean Wills and Ms Carla Zampatti are all independent Directors. In making this determination the Board noted that Mr Gonski is Chairman of Investec Wentworth ("**Investec**") which provides advisory services to the Westfield Group. The fees paid to Investec for advisory services totalled $275,000 in the Financial Year. The fees are charged on arm's length terms and are no more favourable than those paid to other advisers providing similar services. The Board noted that in transactions and other matters on which advice was sought from Investec, it was usual for Investec to be acting as one of a number of advisers in relation to the issues under consideration. The Board also noted that the fees derived by Investec represented considerably less than 1% of the total revenues of Investec's operations in Australia in the same period and an even smaller percentage of the revenues of the global Investec Group. Mr Gonski is not a substantial shareholder in Investec Group which is listed in the United Kingdom and South Africa. The Board considered that the consultancy arrangement with Investec was not a material contractual relationship to the Westfield Group or to Investec, such as might give rise to any actual or perceived loss of independence on the part of Mr Gonski.

Following the establishment of the Westfield Group Board which is common to each of the stapled entities, all Non-Executive Directors have signed a letter of appointment which, amongst other things, places an onus on each independent Director to disclose immediately to the Board any matter or circumstance which he/she believes may impact his/her status as an independent Director. Where the Board concludes that a Director has lost his/her status as an independent Director that conclusion will be advised to the market.

2.2 Chairperson and independence

The Westfield Group notes the ASX Corporate Governance Council recommendations that listed companies have an independent director as chairman and that the roles of chairman and Chief Executive Officer are not held by the same person. Notwithstanding this recommendation, and for the reasons set out below, the Board believes that Mr Frank Lowy is the most appropriate person to act as Chairman of the Westfield Group Boards notwithstanding that he is the Chief Executive Officer of the Company and is not an independent Director.

Mr Lowy is the co-founder of Westfield and has overseen the success of the Group since 1960. With over 46 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unparalleled in the industry.

Mr Lowy's knowledge of Westfield, its history, its growth and of the broader industry, both locally and internationally, place him in a unique position to lead the Board and the Westfield Group. For this reason, the Board takes the view that it is in the best interests of Members that Mr Lowy, with his background and experience, be the Chairman of the Westfield Group Boards and Chief Executive Officer of the Company.

In arriving at this view, the Board has also noted the following matters:

- the appointment of Professor Hilmer, the Deputy Chairman, as the lead independent Director. Where necessary, Professor Hilmer will act as a liaison point for independent Directors and confer with the Chairman and with independent Directors on Board matters;
- there is a majority of independent Directors serving on the Board; and
- the delegation of certain responsibilities to Board committees (of which the chairman is not a member), the chairman being a member of the Nomination Committee only.

2.3 Nomination Committee

In December 2003, the Board of the Company established a Nomination Committee. The Nomination Committee is a committee of the Company only given that Westfield Management and Westfield America Management are each committed to having a common Board of Directors following the Merger.

The Committee comprises the following members:

Name	Position Held	Status
Frank P Lowy, AC	Chairman	Executive Director
David M Gonski, AO	Member	Independent Director
Dean R Wills, AO	Member	Independent Director
Carla M Zampatti, AM	Member	Independent Director

The Committee met once during the Financial Year. All members of the Committee attended that meeting.

The Nomination Committee is responsible for advising the Board on the appointment of suitably qualified directors who are able to meet the needs of the Westfield Group as well as the ongoing evaluation and review of the performance of the Board.

The functions undertaken by the Committee in discharging that responsibility include:

- assessing the skills of current Board members against the collective skill set required by the Board;
- making recommendations to the Board regarding its composition and reviewing the effectiveness of the Board;
- identifying suitable candidates to fill Board vacancies; and
- ensuring the existence of proper succession planning processes and plans for the Board.

A Charter for the Nomination Committee has been approved by the Board and appears in the Corporate Governance section of the westfield.com website.

Recommendations regarding the future appointment of additional directors will be made by the Nomination Committee and considered by the Board having regard to:

- the assessment made on the skill set required to discharge the responsibilities of the Board compared with the skills currently represented on the Board;
- the current strategic direction of the Westfield Group and the consequent need to consider skills which may be required in the future; and
- the suitability of available candidates identified following an appropriate search process undertaken in the context of a detailed description of the role and capabilities required for a particular appointment.

Recommendations made by the Nomination Committee will be considered by the Board which will retain an unfettered discretion on the appointment of a Director to fill a casual vacancy prior to the formal election of that Director by the Members of the Company in general meeting.

During the year, the Committee conducted a survey of all Directors on a range of issues relating to the roles, skills and performance of the Board, its procedures and practices. Feedback on the results of the survey will be provided by the Committee to the Board. The Committee's views of the survey are discussed in section 8.1.

Principle 3: Promote ethical and responsible decision-making

3.1 Code of Conduct

In June 2004, the Board approved and adopted a Directors' Code of Conduct, which formalised long standing and well understood ethical principles practised by Westfield Group Directors.

The Code of Conduct covers personal conduct, situations of conflict of interest, confidentiality and director independence. A copy of the Code of Conduct appears in the Corporate Governance section of the westfield.com website.

The conduct of all the Group's employees is governed by a set of core principles which incorporate the fundamental principles to which employees are expected to adhere when dealing with other staff members, customers and retailers, shareholders and the community. These values include requirements that Westfield staff, at all times:

- welcome a diversity of people;
- create a healthy and safe work environment;
- create an environment that motivates and allows staff to contribute and develop;
- display honest, just and fair management in all dealings with staff;
- meet the commitments of the Westfield Group;
- examine ways to continually improve processes in a manner which adds value;
- provide members with sustainable superior returns on a sustainable basis;
- constantly seek new opportunities and pursue sound growth and earning opportunities;
- conduct our activities in a safe and environmentally responsible manner; and
- contribute expertise and resources to promote positive interaction between all members of the community.

Westfield's core principles are supplemented by its Staff Code of Conduct which is issued to all employees at the time of joining the Group and which deals, in broad terms, with issues such as:

- the high standards of personal conduct and ethical behaviour expected of all employees;
- the duty of employees to avoid conflicts of interest which may arise if the employee or any person or entity associated with that employee has a business arrangement or relationship with a Group company outside their normal employment relationship;
- the duty of employees to maintain confidentiality with respect to the Group's information and information provided by our retailers and customers;
- the duty of employees to avoid discrimination against any person; and
- the Group's policy prohibiting harassment in any form.

3.2 Security Trading Policy

All Directors and employees are subject to Corporations Act restrictions on buying, selling or subscribing for securities in the Westfield Group or any listed entity in respect of which a Group company is the responsible entity if they are in possession of price sensitive information (i.e. information which a reasonable person would expect to have a material impact on the price or value of the relevant security) which has not been published.

In addition, certain employees are prohibited from trading in Westfield Group securities in certain defined black-out periods which include the period of preparation of half-year and full-year results.

In the Financial Year, the Remuneration Committee recommended at change to the Group's Security Trading Policy. Under the policy, Directors as well as those senior executives who participate in the Partnership Incentive Plan will not be able to trade in Group securities at any time without prior notice to the Company Secretary.

The Board adopted a Security Trading Policy in June 2004. A summary of that policy appears in the Corporate Governance section of the westfield.com website.

Principle 4: Safeguard integrity in financial reporting

4.1 Attestation of true and fair view

For the Financial Year, the Westfield Group had in place a process whereby the Group Managing Directors and Group Chief Financial Officer have stated in writing to the Board that the Group's financial statements (and those of the constituent entities) present a true and fair view, in all material respects, of the Group's financial condition and operational results and have been prepared in accordance with the relevant accounting standards.

This statement is requested from the relevant executives at the time of the consideration and approval of the half-year and full-year reports. It is reviewed by the Audit & Compliance Committee and noted by the Board.

4.2 Audit & Compliance Committee

Composition

The Westfield Group Board has an Audit & Compliance Committee.

The composition of the Audit & Compliance Committee of each of the Company, Westfield Management and Westfield America Management is identical so that each Committee has the same membership and, for all purposes, act as one "Westfield Group" committee.

Since July 2004 and at the date of this Annual Report, the composition of the Audit & Compliance Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
David M Gonski, AO	Member	Independent Director
Stephen P Johns	Member	Non-Executive Director
John B Studdy, AM	Member	Independent Director

The Committee met six times during the Financial Year. All members of the Committee attended all of the meetings.

The primary function of the Audit & Compliance Committee is to ensure that an effective internal control framework exists within the Group, through the establishment and maintenance of adequate internal controls to safeguard the assets of the business and to ensure the integrity and reliability of financial and management reporting systems.

Compliance officers have been appointed for the Australian, United States, United Kingdom and New Zealand operations of the Group. Those officers are responsible for reviewing and monitoring the efficacy of compliance systems within the Group on an ongoing basis to ensure appropriate measures are in place to educate staff as to their compliance responsibilities and to report to the Audit & Compliance Committee on those matters.

A Charter for the Audit & Compliance Committee was approved by the Board in June 2004. Amongst other things, the Charter sets out the objectives and responsibilities of the Audit & Compliance Committee, which are listed below.

The Audit & Compliance Committee:

- reviews and reports to the Board on the half-year and annual reports and financial statements of the Group;
- is responsible for making recommendations regarding the appointment, evaluation and removal of the Group's external auditor and reviewing and reporting to the Board on the adequacy, scope and quality of the annual statutory audit and half-year audit review and on the integrity and reliability of the financial statements;
- reviews the effectiveness of the Group's internal control environment, including the effectiveness of internal control procedures;
- monitors and reviews the reliability of financial reporting;
- monitors and reviews the compliance of the Group with applicable laws and regulations;
- monitors the scope of the internal audit function to ensure that its resources are adequate and used effectively, including the co-ordination of the internal and external audit functions; and
- monitors the adequacy and effectiveness of compliance systems in relation to the legal exposures of the Group.

The Audit & Compliance Committee meets with external auditors at least twice each year (and more frequently if required) to review the adequacy of existing external audit arrangements and the scope of the audit. The internal and external auditors have a direct line of communication at any time to either the Chairman of the Audit & Compliance Committee or the Chairman of the Board.

Under the terms of the Charter the senior audit engagement partner must rotate every five years. The Committee requires that a succession plan be presented to it by the external auditor at least one year prior to the rotation.

The Audit & Compliance Committee reports to the full Board after each Committee meeting.

The internal and external auditors, the Group Chief Financial Officer and the Group Compliance Officer are invited to attend Audit & Compliance Committee meetings at the discretion of the Committee. At least annually, the Audit & Compliance Committee meets with the internal auditor and external auditors without management being present.

Annexed to the Audit & Compliance Committee Charter is the Charter of Audit Independence which is intended to ensure that the external auditor carries out its functions in a manner which is demonstrably independent of the Westfield Group. The Charter of Audit Independence sets out some key requirements in the relationship between the external auditor and the Group (including issues such as partner rotation) and defines the scope and value of the non-audit services which may be provided by the external auditor to the Westfield Group without impacting the actual or perceived independence of the external auditor. The Charter also requires an annual confirmation by the external auditor regarding compliance with the terms of the Charter and a variety of other issues which impact the actual and perceived independence of the external auditor.

The Audit & Compliance Committee Charter (incorporating the Charter of Audit Independence) appears in the Corporate Governance section of the westfield.com website.

4.3 Compliance Sub-Committee of the Audit & Compliance Committee

Under the Corporations Act, Westfield Management and Westfield America Management, as the responsible entities for Westfield Trust and Westfield America Trust respectively, are required to register a Compliance Plan with ASIC. The Compliance Plan outlines the measures which are to be applied by the responsible entity to ensure compliance with the Corporations Act and the respective Trust's Constitution.

The Compliance Sub-Committee (a sub-committee of the Audit & Compliance Committee) is responsible for monitoring Westfield's compliance with the Compliance Plan and reports on its findings to the Board through the Audit & Compliance Committee.

The members of the Compliance Sub-Committee are Mr J B Studdy (Chairman) and Mr S P Johns.

The Sub-Committee met four times during the Financial Year. Both members of the Sub-Committee attended each of those meetings.

Principle 5: Make timely and balanced disclosure

5.1 Continuous Disclosure Policy

In June 2004, the Westfield Group approved a Continuous Disclosure Policy which formalised existing practices and procedures in relation to the fulfilment of, and compliance with, continuous disclosure obligations imposed by the ASX Listing Rules and Corporations Act.

The Policy underlines the Group's commitment to ensuring that the Group's members and the market are provided with high quality, relevant and accurate information regarding its activities in a timely manner and that investors are able to trade in Westfield Group securities in a market which is efficient, competitive and informed as well as ensuring that market participants have an equal opportunity to review and assess information disclosed by the Group.

The Policy includes a vetting and authorisation process so that all disclosures are factual, do not omit material matters and are expressed in a clear and objective manner.

The Continuous Disclosure Policy appears in the Corporate Governance section of the westfield.com website.

Principle 6: Respect the rights of security holders

6.1 Communications with security holders

For some time, the Westfield Group has used its website as a means of providing information to members and the broader investment community. A section of this website is dedicated to Westfield's investors. Media releases, investor presentations and interim and full-year financial reports are available for review on the westfield.com website. These announcements, presentations and reports are placed on the website shortly after they have been released to the ASX. An archive of announcements, presentations and reports is retained on the website for at least three years. Investors with access to e-mail can, through the westfield.com website, elect to be placed on an e-mail mailing list in order to be sent certain corporate information as it is released.

Also available for review on the westfield.com website are notices of members' meetings and explanatory documents issued by Westfield in respect of those meetings. These are also retained on the website for at least three years. The 2006 AGM was broadcasted live on that website for the first time.

As the usage and acceptance of electronic communication in the community increases, the Westfield Group will work closely with its share registrar to investigate the increased use of electronic means of communicating with its investors.

In particular, changes to the laws relating to the preparation of annual reports are expected to be passed in 2007. The changes will allow companies to publish annual reports on their website with a hard copy to be sent to security holders on request. Security holders will not receive a hard copy of the report unless they elect to do so.

6.2 Attendance at Annual General Meeting by auditor

As required by the law, the external auditor is required to be present at the Annual General Meeting to address, if required, any issues raised concerning the audit of the financial statements. Pursuant to the Corporations Act, the relevant audit partners of the external auditor are sent the notice of meeting and related documentation at the same time as these documents are despatched to the members.

Principle 7: Recognise and manage risk

7.1 Risk oversight and management

In June 2004, the Board of the Company established a Board Risk Management Committee. Following completion of the Merger, the initial appointments to that Committee were made on 13 July 2004. Aspects of the work of this Committee had previously been undertaken by the Audit & Compliance Committee. However, with the increased focus on risk management issues and compliance and control generally, the Board took the view that following the Merger, a dedicated Board Risk Management Committee would best serve the needs of the Group.

The responsibilities of the Committee are detailed in the Board Risk Management Committee Charter.

The objective of the Committee is to assist the Board by monitoring and reviewing the corporate policies for identifying and managing relevant risks associated with the business of the Group and the adequacy of the Group's practices and procedures in implementing those policies. This includes monitoring and reviewing:

(a) the Group's policies regarding risk management which are incorporated in the Enterprise Risk Management Policy and Enterprise Risk Management Framework;

(b) the appropriateness of the Enterprise Risk Management Policy and internal control systems adopted by the Group;

(c) the Group's continuing processes for:

i) the identification of material financial, legal and operational risks associated with the conduct of the business of the Group;

ii) the maintenance of appropriate internal control systems designed to manage key risk areas;

iii) assessing the above matters in conjunction with management and the internal and external auditors; and

iv) monitoring and reporting against compliance with the Enterprise Risk Management Policy and Enterprise Risk Management Framework.

As at the date of this Annual Report, the composition of the Board Risk Management Committee is as set out in the table below:

Name	Position Held	Status
David H Lowy, AM	Chairman	Non-Executive Director
Stephen P Johns	Member	Non-Executive Director
Gary H Weiss	Member	Independent Director

The Committee met three times during the Financial Year. Mr Lowy and Dr Weiss attended all meetings. Mr Johns attended two of those meetings.

The Charter of the Board Risk Management Committee appears in the Corporate Governance section of the westfield.com website.

Operating a vertically integrated shopping centre group undertaking ownership, construction, funds and asset management, property management, leasing and marketing inevitably involves risks of various kinds. Westfield's objective is to ensure that those business risks are identified and considered and that, where it is practical and economic, steps are taken to mitigate the impact of any risk which may eventuate.

Westfield regards risk management as an essential element in its management processes with linkages to every aspect of the Group's business including the acquisition of new centres, development of existing centres, expansion into new markets, relationships with major tenants and suppliers and treasury and capital management activities.

Westfield's approach to risk management involves:

- pro-actively identifying risk;
- properly assessing and making informed decisions on risk issues;
- ensuring that sound risk management issues are in place; and
- reviewing, as part of its regular business processes, the operation and adequacy of its risk management systems and the assumptions which dictate those systems.

Risk Management at Westfield is aimed at managing the level of risk within parameters which are acceptable to the Group rather than seeking to eliminate all risks. Westfield's risk management systems promote the need for informed and measured decision making on risk issues based on a systematic approach to risk identification, assessment, control, review and reporting.

The Westfield Group Board has adopted an Enterprise Risk Management Policy which is a general statement of the Group's philosophy with respect to risk management practices. The policy also states the responsibilities of various interested parties including the Board, various committees and executives generally. The Enterprise Risk Management Policy operates in conjunction with the Enterprise Risk Management Framework (also adopted by the Board) which outlines the framework adopted by the Group to identify, assess, manage and monitor the various risks inherent in the Group's business. The Group's implementation of the Enterprise Risk Management Policy and Framework has been undertaken as follows:

- in conjunction with KPMG, each country and the corporate head office, Sydney identified and assessed relevant risks;
- a profile was created with respect to each risk detailing current controls and planned improvements in those controls;
- each profile is reviewed as part of the budget process or more frequently if a change in circumstance occurs which materially impacts on the Group's assessment of the identified risk;
- planned process improvements are noted in an action register and followed up to ensure appropriate action is taken.

In addition to the Board Risk Management Committee, there is an Executive Risk Management Committee, which comprises the Group Chief Financial Officer, the Group General Counsel, a Deputy Group Chief Financial Officer, the Chief Operating Officers and the Chief Risk Officer. This committee is responsible for:

- assisting in the formulation of all aspects of the risk management process to be adopted by the Group;
- overseeing the implementation of the Group's policies and procedures by management by ensuring that all phases of the process of identification, assessment, control, review and reporting are reflected appropriately in the business processes of the Group;
- ensuring that there is a proper allocation of responsibility for the implementation and conduct of the risk management process as between the Group's management in the various jurisdictions; and
- implementing appropriate systems for confirming compliance with all relevant laws and other regulatory obligations are complied with and for ensuring that the risk management processes of the Group are such that the Group Managing Directors and the Chief Financial Officer are able to give those certifications which are required to be given in order to comply with the Corporations Act, applicable accounting standards and the ASX Corporate Governance Council Best Practice Recommendations.

7.2 Statement on the integrity of the financial statements

The Executive Chairman, the Group Managing Directors and the Group Chief Financial Officer confirm in writing to the Board, at the time the financial statements are being considered for approval by the Board, that the financial statements present a true and fair view, and that this assertion is founded on a sound system of financial risk management and internal compliance and control which implements the policies adopted by the Board and that the Group's financial risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

The Board receives regular reports from management, the Audit & Compliance Committee and the Board Risk Management Committee, on areas where there are considered to be significant business risks and on the management of those risks. The internal audit function also monitors these risks and reports to the Audit & Compliance and Board Risk Management Committees.

Principle 8: Encourage enhanced performance

8.1 Process for performance evaluation of the board, its committees and individual directors, and key executives

The Board and its Committees

The Nomination Committee has been charged with responsibility for examining Board and Director performance on an ongoing basis and when determining which directors are to resubmit themselves for re-election. The role of the Nomination Committee is more fully discussed in section 2.3. The Committee met once during the Financial Year, and the agenda of that meeting included an evaluation of Board and director performance during 2006.

An induction process exists for new members joining the Westfield Board. New Board members are provided with the opportunity to experience first hand the operations of the Group, and to meet and discuss all aspects of the Group's operations with key members of executive management. As part of the induction process, the Company Secretary provides access to information in areas such as operations, finance, treasury and risk management to assist the new Board member as required.

During the year, the Committee conducted a survey of all Directors on a range of issues relating to the roles, skills and performance of the Board, its procedures and practices. Feedback on the results of the survey will be provided by the Committee to the Board.

Overall, the Committee found that the Board has a wide diversity of skills, experience and views and that there are no obvious deficiencies in the collective skill set of the Board. The Committee is of the view that the Board has continued to work in a cohesive, focused and strategic way with Directors actively encouraged to express a full range of views.

On an ongoing basis, Directors are provided with periodic updates on legal and corporate issues, particularly those pertaining to matters relating to the responsibilities of boards and directors generally, changes to the Corporations Act, corporate governance, tax and accounting developments and other matters of interest.

Management makes regular presentations to the Board and Board Committees on operational, financial, treasury, legal and tax issues of relevance to the Board.

The Company Secretary is appointed and removed by the Board. The Company Secretary works with the Chairman, the Board and the Board Committees on all governance related issues. All Directors have access to the Company Secretary for the purpose of obtaining information or advice.

Key Executives
As regards the performance of executives, Westfield has an established process of objective setting and performance review of all staff. In particular, senior executives who have a discretionary element to their total remuneration package, have set objectives which are agreed at the commencement of each financial year. Their performance against these objectives is assessed each half-year in an interview with the manager to whom they report. In that interview, the potential development of that executive is also discussed along with any training required to enhance the prospects of the development objectives being achieved. In the case of the senior executive team (including the Group Managing Directors) an assessment of their performance is undertaken by the Remuneration Committee. Issues relating to remuneration are dealt with in more detail in the Remuneration Report which forms part of the Directors' Report.

Principle 9: Remunerate fairly and responsibly

9.1 Remuneration policies

The Group's remuneration policy is designed to attract and retain high calibre directors and senior executives capable of meeting the specific management needs of the Group.

The Group's current remuneration objectives and policies regarding determination of base pay, the short term variable bonus and long term equity-linked incentives are explained in the Remuneration Report which forms part of the Directors' Report.

Details of the remuneration of all Directors, the five executives receiving the highest remuneration and the five executives who have greatest authority within the Group are set out in the Remuneration Report and the Financial Statements.

9.2 Remuneration Committee

In 1996, the Board of the Company established a Remuneration Committee. This Committee is a committee of the Company only, as Westfield Trust and Westfield America Trust, as well as their responsible entities, have no employees.

Since July 2004, and at the date of this Annual Report, the composition of the Remuneration Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met twice during the Financial Year. All members of the Committee attended those meetings.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for executive directors (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

In the Financial Year, the Committee recommended a change to the Group's security trading policy. Under the policy, Directors as well as those senior executives who participate in the Partnership Incentive Plan will not be able to trade in Group securities at any time without prior notice to the Company Secretary.

The Committee also introduced a policy to prevent executives who participate in the Group's equity-linked performance plans from entering into hedging arrangements or other derivative transactions in respect of outstanding benefits (whether or not those benefits are subject to unsatisfied performance hurdles) under those plans. The primary purpose of the prohibition is to ensure that at all times until the awards mature, there is a complete alignment between the interests of the Group and its security holders and the interests of the executive. That alignment potentially ceases if the executive's economic interest in the award is hedged, with the effect that the executive is not affected (or is affected to a lesser extent) by the positive or negative movement in the value of the Group's securities.

9.3 Structure of non-executive directors' remuneration

Fees paid to Non-Executive Directors are determined by the Board, within the current maximum aggregate limit set by Members of the Company. Current fees and emoluments are fully disclosed in the Remuneration Report section of the Directors' Report. Directors' fees are reviewed annually by the Remuneration Committee and by the Board taking into consideration the level of fees paid to non-executive directors by companies of a similar size and stature.

Non-Executive Directors are paid their fees in cash. The Non-Executive Directors do not participate in schemes designed for the remuneration of executives, nor do they receive options or bonus payments. The gross fee received by Non-Executive Directors is inclusive of any contribution that the Westfield Group is obliged to pay pursuant to the superannuation guarantee legislation. Non-Executive Directors are not entitled to any payment on retirement or resignation.

9.4 Payment of equity-based executive remuneration with thresholds set in plans approved by shareholders

During the course of the Financial Year, executive options issued pursuant to the Westfield Executive Option Plan vested and were exercised by executives. No executive share awards issued pursuant to the Westfield Executive Performance Share Plan vested during the Financial Year.

The Westfield Executive Option Plan and Westfield Executive Performance Share Plan were approved by Members of the Company at the 2001 Annual General Meeting. No options or awards have been issued under these plans since 2003. It is not intended to issue any options or awards from these plans in the future. Executives who exercised options during the Financial Year satisfied all vesting requirements of the Westfield Executive Option Plan.

Following the Westfield Group Merger, two equity-linked incentive plans, the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan"), have been introduced to replace the Westfield Executive Option Plan and Westfield Executive Performance Share Plan. A description of these plans and their operation is included in the Remuneration Report section of the Directors' Report. Although benefits payable under the EDA Plan and PIP Plan are affected by movements in the value of Westfield Group stapled securities and distributions paid on those securities, on the vesting of entitlements under these plans, no equity will be issued to participating executives. Implementation of these plans does not require Member approval under the Corporations Act, the ASX Listing Rules or any other relevant legislation.

Principle 10: Recognise the legitimate interests of stakeholders

10.1 Code of Conduct to guide compliance with legal and other obligations to legitimate stakeholders

The Westfield Group has developed a Compliance Manual which provides detailed guidance to employees of the Group on the laws applicable in the jurisdiction in which they work and the standards of conduct and the procedures to be adopted to comply with those laws. For example, the Australian Compliance Manual deals with issues such as:

- occupational health and safety;
- trade practices;
- retail tenancy legislation;
- environment;
- Corporations Act and ASX requirements; and
- complaints handling procedures.

The Staff Code of Conduct, which is provided to, and acknowledged by, all employees who join Westfield, and the Compliance Manual are each reviewed on a regular basis to ensure they remain current. Compliance seminars to update staff on changes to legal requirements and procedures are conducted on a regular basis and all staff in the relevant divisions are required to attend.

It is the responsibility of each Director and employee to understand the Code of Conduct and other policies applicable to them and to bring to the attention of senior management any conduct or activities which may be in breach of those policies so that a proper investigation can be conducted.

Serious breaches of these policies (including matters such as suspicions of fraud or financial impropriety, auditing issues, improper or unethical behaviour or criminal activities) must be reported immediately to a compliance officer in the relevant country or to the Group Compliance Officer for investigation in accordance with the Group's policies. Where appropriate, the police or other regulatory authority will be informed.

Complaints are treated in a confidential manner. No action of any kind will be taken against a Westfield employee, adviser or contractor who, in good faith, makes an allegation against the Westfield Group, any employee, adviser or contractor, whether or not that complaint is confirmed by subsequent investigation.

Investor Relations

Since the upgrade of the Westfield Group corporate website in March 2006 we have significantly increased the number of electronic investors.

By becoming an electronic investor and registering your email address, you can receive Westfield Group news and announcements, dividend/distributions statements and taxation statements and annual reports.

Westfield Group Website

Home Page

- Security price
- Latest announcements
- Presentations

Investor Centre

- Security price and graph
- Check your holding
- Distribution payment & reinvestment options
- News and announcements
- Annual reports
- Financial results and calendar
- Current and historical tax information
- Frequently asked questions
- American depositary receipts (ADR)

Secure Access to Your Securityholding Details 24 Hours a Day

Online - You can go to www.westfield.com/corporate/investor to access your securityholding information as well as extensive information on the Group including the latest press releases, results announcements, presentations and more.

To view your securityholding, you will need your SRN/HIN and you will be asked to verify your postcode (inside Australia) or your country of residence (outside Australia).

Phone – You can also confirm your holding balance, request forms and access distribution and trading information by phoning 1300 132 211 then, pressing 2.

You may be asked to enter your SRN/HIN.

Westfield Group Securities

The Westfield Group securities commenced trading on the Australian Securities Exchange on 5 July 2004 under the code 'WDC'.

A Westfield Group stapled security comprises;

- 1 Westfield Holdings share
- 1 Westfield Trust unit
- 1 Westfield America Trust unit;

and trade together as one security.

Westfield Group Distribution Details

Your interim distribution will be paid at the end of August and your final distribution paid at the end of February. Details of the 2006 year distribution are provided in Table 1 below. To ensure timely receipt of your distribution, please consider the following:

Direct Credit

You can receive your distribution payment efficiently and safely by having it direct credited to your bank account. If you wish to register for direct credit, please complete the form and return it to the registry. This form can be downloaded from www.westfield.com/corporate/investor or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available to quote).

Distribution Reinvestment Plan (DRP)

A Westfield Group DRP was introduced in February 2005. You can elect to participate in the DRP by completing a DRP form, which can be downloaded from www.westfield.com/corporate/investor or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available to quote).

Listing

Australian Securities Exchange – Code: WDC

Tax File Number (TFN)

You are not required by law to provide your Tax File Number, Australian Business Number or Exemption.

However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 46.5% for Australian resident members, may be deducted from distributions paid to you. If you have not supplied this information and wish to do so, please advise our Registry or your sponsoring broker.

Annual Tax Statement and 2006 Tax Guide

The Annual Tax Statement and Tax Guide are dispatched to securityholders every year in July.

Copies of historic statements are also available at www.westfield.com/corporate/investor.

Un-presented Cheques & Unclaimed Funds

If you believe you have un-presented cheques please contact the Registry who will be able to do a search for you and assist you in recovering your funds. The Registry will be able to do a search going back seven years, before this period, you would need to contact the NSW Office of Sate Revenue. If you believe you have unclaimed money please refer to the NSW Office of State Revenue website at www.osr.nsw.gov.au, where you can search for your funds and make a claim to recover your funds online.

	Ordinary Securities	DRP Securities
Dividends/distributions for the year ended 31 December 2006	**106.50**	**n/a**
Interim dividend/distributions paid on 31 August 2006	**54.50**	**36.73**
dividend in respect of a Westfield Holdings share	n/a	n/a
distribution in respect of a Westfield Trust unit	29.17	19.66
distribution in respect of a Westfield America Trust unit	25.33	17.07
Final dividend/distributions paid on 28 February 2007	**52.00**	**34.48**
dividend in respect of a Westfield Holdings share	3.64	2.41
distribution in respect of a Westfield Trust unit	18.96	12.57
distribution in respect of a Westfield America Trust unit	29.40	19.50

Australian Capital Gains Tax considerations

A Westfield Group stapled security comprises three separate assets for capital gains tax purposes. For capital gains tax purposes you need to apportion the cost of each stapled security and the proceeds on sale of each stapled security over the separate assets that make up the stapled security. This apportionment should be done on a reasonable basis. One possible method of apportionment is on the basis of the relative Net Tangible Assets (NTAs) of the individual entities.

These are set out by entity in Table 2 below.

American Depositary Receipts (ADR)

Westfield Group established its ADR program in November 2006 providing a tradeable security in the United States.

Details of the ADR program are available on our website at: www.westfield.com/corporate/investor/adr

Contact Details

All changes of name, tax file number, address, payment instructions and document requests should be passed to the Registry.

Principle Share Registry
Computershare Investor Services P/L
GPO Box 2975
Melbourne VIC 3001

Telephone 1300 132 211
International +61 3 9415 4070
Facsimile +61 3 9473 2500
web.queries@computershare.com.au

All other queries are best directed to Westfield Group Investor Relations:

Level 24, 100 William Street
Sydney NSW 2011, Australia
GPO Box 4004
Sydney NSW 2001

Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
investor@au.westfield.com
www.westfield.com/corporate

Investor Feedback

If you have any complaints or feedback, please direct these in writing to Westfield Group Investor Relations at GPO Box 4004, Sydney NSW 2001.

Westfield Group Calendar

February
- Full Year Results released
- Income distribution for 6 months ending December

March
- Annual Report released

May
- Annual General Meeting
- 1st Quarter update

July
- Annual Tax Statements released

August
- Half Year Results released
- Income distribution for the 6 months ending June

October
- Half Year Report released

November
- 3rd Quarter update

Relative Net Tangible Assets (NTA) of entities in Westfield Group	30-Jun-05	31-Dec-05	30-Jun-06	31-Dec-06
Westfield Holdings	7.11%	8.05%	8.02%	7.38%
Westfield Trust	51.95%	51.66%	54.90%	58.43%
Westfield America Trust	40.94%	40.29%	37.08%	34.19%

Members' Information

AS AT 28 FEBRUARY 2007

	Twenty Largest Holders of Stapled Securities in Westfield Group[1]	Number of Securities	% of Issued Securities
1.	JP Morgan Nominees Australia Limited	271,038,875	15.17
2.	National Nominees Limited	228,106,437	12.77
3.	Westpac Custodian Nominees Limited	193,239,353	10.82
4.	Citicorp Nominees Pty Limited	127,970,908	7.16
5.	ANZ Nominees Limited <Cash Income A/C>	122,010,749	6.83
6	Cordera Holdings Pty Limited	104,594,531	5.86
7	HSBC Custody Nominees (Australia) Limited	79,653,326	4.46
8.	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	36,956,604	2.07
9.	Cogent Nominees Pty Limited	34,378,266	1.92
10	AMP Life Limited	26,861,950	1.50
11.	Cogent Nominees Pty Limited <SMP Account>	21,838,163	1.22
12.	Franley Holdings Pty Limited	15,617,400	0.87
13.	Bond Street Custodians Limited <ENH Property Securities A/C>	13,141,022	0.74
14	Westfield C Fund Pty Limited	12,668,126	0.71
15	Queensland Investment Corporation	12,204,299	0.68
16	Mr Frank P Lowy	9,584,000	0.54
17	Bond Street Custodians Limited <Property Securities A/C>	9,518,307	0.53
18	RBC Delixa Investor Services Australia Nominees Pty Limited <APN A/C>	8,973,244	0.50
19.	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	8,321,089	0.47
20.	Citicorp Nominees Pty Limited <CFSIL CFS WS INDX PROP A/C>	7,474,609	0.42
		1,344,151,258	**75.24**

[1] Ordinary shares in Westfield Holdings Limited were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Securities Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited - At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust - At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	Number of Options[1]	Number of Option Holders	Number of Stapled securities	Number of Security-holders	% of securities in each Category
1-1,000	700	1	32,988,875	64,466	1.85
1,001-5,000	1,700	1	116,400,128	54,274	6.52
5,001-10,000	30,000	3	40,264,365	5,830	2.25
10,001-100,000	311,300	8	72,144,692	3,059	4.04
100,001 and over	659,715	2	1,524,459,124	293	85.34
Total	**1,003,415**	**15**	**1,786,257,184**	**127,922**	**100.00**

As at 28 February 2007, 2,532 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 28 February 2007 is 28,664,624

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
ING Australia Holdings Limited	87,707,537

Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

As part of the group's focus on environmental factors affecting its business, this Annual Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2006.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF).

Novatech is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007)

DESIGN: MONCHOCREATIVE.COM.AU
PRODUCTION: COMPUTERSHARE